# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**



**Amendment No. 3 to**
**Form CB**

## TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

| | |
|---|---|
| Securities Act Rule 801 (Rights Offering) | [ ] |
| Securities Act Rule 802 (Exchange Offer) | [X] |
| Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) | [ ] |
| Exchange Act Rule 14d-1(c) (Third Party Tender Offer) | [X] |
| Exchange Act Rule 14e-2(d) (Subject Company Response) | [ ] |

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Jupiters Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)



TABCORP Holdings Limited
TABCORP Investments No.2 Pty Ltd
TABCORP Issuer Pty Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares and Reset Preference Shares
(Title of Class of Subject Securities)

Laurence Cursley
Level 9, Niecon Tower
17 Victoria Avenue
Broadbeach, Queensland 4128
Australia
Telephone: (011) (617) 5584-8900
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to

Jeffrey F. Browne
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000
Australia
Telephone: (011) (613) 9635-1500

September 5, 2003
(Date Tender Offer/Rights Offering Commenced)

**Part I - Home Jurisdiction Documents**

Attachments:

(1) Scheme Booklet for holders of ordinary shares of Jupiters Limited, and for holders of reset preference shares of Jupiters Limited, dated September 5, 2003 (released publicly on September 5, 2003)*

(2) Pro forma Proxy Form – Ordinary Share Scheme Meeting for holders of ordinary shares of Jupiters Limited*

(3) Pro forma Election Form – Ordinary Share Scheme for holders of ordinary shares of Jupiters Limited*

(4) Pro forma Proxy Form – RPS Scheme Meeting for holders of reset preference shares of Jupiters Limited*

(5) Pro forma Registration Form for holders of ordinary shares of Jupiters Limited, and for holders of reset preference shares of Jupiters Limited*

**Part II - Information not Required to be sent to Security Holders**

Exhibits:

(a) Orders of the Supreme Court of Queensland made on September 5, 2003*

(b) Announcement to Australian Stock Exchange Limited made by TABCORP Holdings Limited on September 5, 2003*

(c) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 5, 2003*

(d) Constitution of TABCORP Holdings Limited*

(e) Centrebet Notes Trust Deed dated September 3, 2003 between TABCORP Issuer Pty Ltd, TABCORP Holdings Limited and Equity Trustees Limited*

(f) Annual Financial Report (comprising Concise Report and Financial Report) of TABCORP Holdings Limited for the year ended June 30, 2002*

(g) Half-Year Financial Report of TABCORP Holdings Limited for the half-year ended December 31, 2002*

(h) Continuous disclosure notices given to Australian Stock Exchange Limited by TABCORP Holdings Limited after the lodgment with the Australian Securities and Investments Commission of the Annual Report furnished as Exhibit 6 to this Form CB and before the lodgment by Jupiters Limited for registration by the Australian Securities and Investments Commission of the Scheme Booklet furnished as Attachment 1 to this Form CB*

(i) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 18, 2003*

(j) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 29, 2003*

(k) Annual Financial Report (comprising Concise Report and Financial Report) of TABCORP Holdings Limited for the year ended June 30, 2003#

---

* Previously filed.
\# Filed herewith.

**Part III – Consent to Service of Process**

TABCORP Holdings Limited, TABCORP Investments No.2 Pty Ltd and TABCORP Issuer Pty Ltd together filed, concurrently with the furnishing of the original Form CB being amended hereby, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of the original Form CB.

**SIGNATURES**

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: ______________________
Name: Peter Caillard
Title: Company Secretary

TABCORP INVESTMENTS NO.2 PTY LTD

By: ______________________
Name: Peter Caillard
Title: Director

TABCORP ISSUER PTY LTD

By: ______________________
Name: Peter Caillard
Title: Director

Exhibit K

TABCORP

# TABCORP HOLDINGS LIMITED CONCISE ANNUAL REPORT 2003

ACN 063 780 709



AUSTRALIA'S PREMIER GAMBLING AND ENTERTAINMENT GROUP

## Contents



**Notice of Annual General Meeting**

The Annual General Meeting of TABCORP Holdings Limited will be held at the Grand Harbour Ballroom, Star City Hotel, 80 Pyrmont Street, Pyrmont, Sydney, at 10.00am on Thursday 30 October 2003. A notice of meeting and proxy form is included with this Annual Report.

**About this Annual Report**

TABCORP's Annual Report consists of two documents – the Concise Annual Report (which incorporates the concise financial statements) and the full financial statements. The concise financial statements included in the Concise Annual Report cannot be expected to provide as full an understanding of TABCORP's performance, financial position and investing activities as provided by the full financial statements. A copy of TABCORP's full financial statements is available, free of charge, on request or can be accessed via the company's website at **www.tabcorp.com.au.**

References to currency are in Australian dollars unless otherwise stated.

# HIGHLIGHTS

# 2003

- PROFIT AFTER TAX AND EXCLUDING NON-RECURRING ITEMS – UP 1.5% TO $263.1 MILLION
- FINAL DIVIDEND OF 34 CENTS PER SHARE FULLY FRANKED, TAKING THE FULL YEAR DIVIDEND TO 67 CENTS – UP FROM 63 CENTS LAST YEAR
- EARNINGS PER SHARE EXCLUDING NON-RECURRING ITEMS 71.5 CENTS – UP 2.9%
- JUPITERS MERGER ANNOUNCED
- ORGANISATION RESTRUCTURED IN RESPONSE TO CHANGED ENVIRONMENT

Dividends per share



43.0
47.0
51.0
63.0
67.0


Earnings per share
before non-recurring items



47.1
48.8 3.7
50.4 4.9
69.5 4.8
71.5 4.9

# WE WERE ABLE TO DELIVER AN INCREASE IN PROFITS AS WELL AS A FOUR CENT INCREASE IN FULL YEAR DIVIDEND.



**Michael Robinson AO,** Chairman

The past year represents a period of significant change for TABCORP. In particular:

- Matthew Slatter has assumed the position of Managing Director and Chief Executive Officer. Matthew was formerly Chief Executive of the Bank of Melbourne, as well as Chief Finance Officer and a Director of AXA Asia Pacific Holdings Limited. His leadership skills, financial discipline and experience in acquisitions provides additional strength to the successful management team at TABCORP;
- the company announced a proposed merger with Jupiters Limited which will consolidate its position as Australia's premier gambling and entertainment group;
- the gaming division has worked hard to accommodate the needs of customers who wish to smoke, following the introduction of smoking bans in Victorian gaming venues; and
- TABCORP has undergone a significant organisational restructure to position itself to maximise operational efficiency and take advantage of opportunities that may arise in the future.

In such a challenging year, TABCORP was able to deliver an increased profit before non-recurring items of $263.1 million as well as increase its full year dividend from 63 cents per share to 67 cents per share (fully franked).

TABCORP is a major employer and its operations contributed $743 million towards gambling taxes to Australian State Governments as well as $250 million to the Victorian racing industry during the year. This is in addition to the many causes that we have directly supported, such as our contribution towards raising $405,000 for the Victorian Bushfire Appeal and donating $1.7 million over the last three years towards the TABCORP Surf Rescue Fund. All employees should be proud of what has been achieved.

The proposed merger with Jupiters Limited presents an exciting opportunity for further growth and a new stage in the development of this company. It will result in TABCORP operating approximately 18,000 gaming machines, with four casino and hotel complexes in Queensland and New South Wales, wagering and sportsbetting operations in Victoria, and Keno operations across the east coast of Australia. The company is expected to benefit from synergies, increased scale, business diversity and enhanced financial strength resulting from this merger.

The issue of 'corporate governance' has received considerable attention in recent months. TABCORP closely monitors developments in this important area to ensure that it continues to follow 'best practice'. It is pleasing to see the recognition that we have received by being one of only 14 Australian companies included in the Dow Jones Sustainability Index and one of only 20 Australian companies included in the FTSE4Good Index. TABCORP is the only Australian gambling company included in these indices and will continue to strive towards achieving the best social, environmental and economic outcomes for the benefit of all stakeholders.

This year's annual report has adopted the company's vision as its theme. TABCORP will work hard to consolidate its position as Australia's premier gambling and entertainment group. In particular, we are committed to:

- achieving growth that provides superior shareholder returns;
- offering the best gambling and entertainment experience for customers;
- providing a great place to work; and
- being respected as a responsible and valued member of the community.

I believe that the company is in a sound position to deliver each of these objectives.

**Michael Robinson AO**
Chairman

**Government taxes on gambling contributed by TABCORP businesses**
$ Million


500
637
705
770
743
98/99
99/00
00/01
01/02
02/03

**Payment to Victorian racing industry by TABCORP businesses**
$ Million


211
224
237
252
250
98/99
99/00
00/01
01/02
02/03

# WE ARE COMMITTED TO ENSURING THAT TABCORP REMAINS AUSTRALIA'S PREMIER GAMBLING AND ENTERTAINMENT GROUP, DELIVERING SUPERIOR VALUE TO OUR SHAREHOLDERS.



**Matthew Slatter,** Managing Director and Chief Executive Officer

TABCORP's strength was evident this year when we were able to achieve an increase in underlying profit and earnings per share in a challenging marketplace.

Profit before non-recurring items increased by 1.5% to $263.1 million or 71.5 cents per share. An improved performance from Star City – especially in the second half of the year – boosted the result, together with another solid performance from wagering. The actions taken in conjunction with our Tabaret venues to improve the amenity for customers who smoke, helped to alleviate the impact of the smoking bans on our gaming division's result.

I believe the improvement in the underlying profit of the company demonstrates the strength of our businesses, as well as the company's disciplined approach to expense control and sound financial management.

The strength of our businesses was also reflected by Standard & Poors' reaffirmation of the company's BBB+ investment grade rating after taking into account the financing of the proposed merger with Jupiters. The company's strong cashflow enabled the buy back of 11.3 million shares for $128.7 million. TABCORP's debt to equity ratio of 49.0% and interest cover of 8.7 times are further evidence of our balance sheet strength and capacity.

TABCORP's net revenue declined by 1.7% to $1.9 billion for the year ended 30 June 2003. Reflecting the impact of the bans on smoking in gaming rooms, gaming division net revenue declined by 7.6% on the previous year, more than offsetting the 4.4% and 3.2% revenue growth rates achieved from the wagering and Star City businesses respectively.

OPERATIONAL REVIEW

**Wagering**

The wagering division increased net operating revenue by 4.4% to $421.3 million. Profit before interest, tax and amortisation (PBITA) excluding non-recurring items grew by 11.9% to $68.4 million.

Each of the three racing codes achieved revenue growth during the year. Thoroughbred racing, which accounts for approximately 70% of racing revenue, grew by 3.4% buoyed by a strong Spring Carnival and revenue growth from Victorian provincial meetings.

Harness racing and greyhound racing both enjoyed strong revenue growth from Victorian provincial races and additional interstate meetings, achieving 4.7% and 7.4% growth respectively.

Sportsbetting revenue was down on the previous year which included the World Cup soccer. However the underlying performance, excluding the impact of the World Cup soccer, was a continuation of strong growth with revenue ahead of the previous year by 32.3%.

Net profit after tax before non-recurring items
$ Million



143
170
188
259
263
98/99
99/00
00/01
01/02
02/03


Net operating revenue
$ Million



353
713
1,066
363
795
1,596
380
846
1,813
404
917
1,933
421
848
1,901
98/99
99/00
00/01
01/02
02/03
Star City
Gaming
Wagering

**SNAPSHOT**

**WAGERING**

- Revenue growth of 4.4% to $421.3 million
- Underlying PBITA (profit before interest, taxation and amortisation) growth of 11.9% to $68.4 million
- Record Spring Carnival turnover
- Trackside – further local and international growth
- Expansion of self-service betting terminals in TAB outlets and racecourses
- Customer adoption of self service continues to grow – 46% of account sales transactions
- Ongoing agency restructure program – 47% of network refurbished
- Capital expenditure on new wagering terminals

Trackside's popularity continues to grow. During the year the number of Victorian TAB venues with Trackside grew from 160 to 205. In Denmark the number of sites increased from five to 36 and plans are underway for further overseas expansion.

Improving service levels to our customers continued to be a key focus for the retail network where revenue grew by 3.8% during the year. Seven TAB agencies were refurbished, bringing to 47% the proportion of the retail network which has been refurbished since the new concept store was developed. To further improve service, a new retail selling terminal is being developed with deployment to commence in the current year. This is in addition to the self-service terminals which have been introduced across the retail network and to on-course tote facilities. To improve service levels across the PubTAB network, an additional 350 self-service Easy Bet terminals were purchased and are being installed.

Account sales revenue grew strongly by 5.4% reflecting the increasing popularity of self-service betting. These convenient and low cost options include touch tone telephone, natural language speech recognition and the internet and together they comprised 46% of all account sales transactions last year.

It was pleasing to note that, having consistently declined since TABCORP was listed, on-course turnover showed promising growth during the year. On-course revenue grew by 3.7% during the year, with particularly strong growth from provincial thoroughbred races, 9.3% ahead of the previous year, and Spring Carnival which was up by 7.6%. This improvement in performance reflects the joint efforts of the Victorian racing industry, individual race clubs, the Victorian Government and TABCORP in promoting interest and attendance at race meetings. It has been particularly effective with thoroughbred racing at feature metropolitan race meetings and regional festivals, such as the Wangaratta Jazz Festival which incorporates racing.

**Gaming**

Gaming division revenue for 2003 was $848.1 million which was 7.6% below the previous year. PBITA excluding non-recurring items was $213.0 million, a decrease of 9.9% on the previous year.

The introduction of smoking bans in Victorian gaming venues from 1 September 2002 has resulted in customers who smoke either not attending gaming venues or not staying as long as they would have before the bans were imposed. This has adversely impacted revenue and profitability.

**Allocation of net revenue for 2002/2003 total businesses managed**



- State Government (gambling and other taxes/charges) $560.5m
- Federal Government (GST on gambling and income tax) $321.4m
- Victorian racing industry $250.4m
- Shareholders (profit after tax) $252.6m
- Agents & venue operators commission $369.4m
- Depreciation & amortisation $117.3m
- Net interest expense $47.7m
- Service suppliers & employees $395.7m

In response to the division's feedback from customers who smoke, TABCORP, in conjunction with its Tabaret venue partners, acted to improve the amenity for those customers. Venues have endeavoured to provide smoking facilities, where possible located close to the gaming rooms, with ambience and décor consistent with the overall venue. A machine reservation system has also been introduced so that players can take a break from play and return to their machine. Specialised customer service training has also been provided by TABCORP to all venues to improve service levels to smokers.

While revenue levels are still down on the comparable period last year, we believe the improvement to the overall amenity for all customers has reduced the impact of the bans in the majority of cases.

Other factors that have also impacted revenue in the past year include loss of 24 hour trade at some venues, the impact of regional caps, and the requirement for social and economic impact studies before opening new venues or increasing the number of gaming machines in existing venues. In north-eastern Victoria, the severe bushfires resulted in reduced tourism and trade which impacted revenue performance in that region.

In addition to working towards accommodating the needs of smokers, major refurbishments were undertaken in 19 venues with a further 23 undergoing minor refurbishments. Two new venues opened during the year.

The gaming division continues to invest in the latest games and machines to best meet customer needs. During the year, 3,525 new games were introduced to the network. The introduction of one cent denomination machines across the network in February proved very popular with customers.

Reflecting the commitment to customer service, scores from this year's Tabaret Venue Performance System were the highest ever achieved across the Tabaret network. Participation in all components of the program was enthusiastic. As well as record scores for customer service, venue staff attended training in a variety of areas including responsible service of gambling.

**Star City**

Star City increased net operating revenue by 3.2% to $631.3 million. PBITA excluding non-recurring items grew by 12.1% to $183.1 million.


SNAPSHOT

- Smoking bans introduced on 1 September 2002
- Customers who smoke are not attending gaming venues or not staying as long as previously
- Revenue down by 7.6% to $848.1 million
- PBITA declined by 9.9% to $213.0 million
- Actions taken to improve amenity for smokers
- 2 new venues and top ups in 5 venues
- Negative impact of regional caps and restrictions on 24 hour trading
- Ongoing customer focus – venue performance standards at record levels
- 3,525 new games introduced
- Ongoing venue refurbishment – 42 venues refurbished / upgraded during the year

GAMING

This was a good result, reflecting an improved second half to the year despite the impact of the SARS virus and the war in Iraq. The performance of table games on the main gaming floor was noteworthy, with customers responding favourably to changes in product mix such as the introduction of low limit double zero roulette in January and the popular Rapid Roulette in April.

Additional Even Money Baccarat Tables were also introduced during the year. Switching tables to Black Jack from Pontoon late in the first half-year also proved popular with customers.

Electronic gaming machine revenue achieved solid growth during the year. Refinements to the overall offering are ongoing with new games continually being introduced and food and beverage facilities designed to best suit our customers.

The new VIP lounge opened at the beginning of June, with 158 gaming machines. This follows the very successful relocation of 28 machines from the main gaming floor to the private gaming room earlier in the year.

Table game revenue from the private gaming room was below that of the previous year but showed a marked turnaround in the fourth quarter as it recovered from the negative impacts associated with the SARS virus and war in Iraq.

SNAPSHOT

- Revenue growth of 3.2% to $631.3 million driven by strong second half
- PBITA growth of 12.1% to $183.1 million
- Improvements in main gaming floor after introduction of more popular products
- Strong hotel, restaurants and theatre performance
- Private gaming room improvement in fourth quarter
- New international marketing offices
- Improvements to property
- Purchased remaining 15% of management contract

STAR CITY

Non gaming revenue grew strongly. The hotel and apartments enjoyed a record year with occupancy increasing to 79.9% and the average room rate increasing by 7.0%. The popularity of Mamma Mia, which commenced in September 2002 and played to near full houses throughout the year, had flow on benefits across the property, particularly to the restaurants and bars which enjoyed an excellent year. More than half a million patrons have viewed the show at Star City, bringing a number of first time visitors to the complex and lifting the overall awareness of the entertainment that Star City has to offer.

On 30 June 2003, TABCORP acquired the remaining 15% interest in the Star City management agreement from Leighton Properties Pty Limited. The acquisition has simplified control of Star City and will provide an opportunity to extract additional synergies from the proposed merger with Jupiters.

RESTRUCTURE

The restructure undertaken in June more closely aligns TABCORP's operating businesses with our customer focus. Technical services consisting of information technology, and operational and field service areas have been amalgamated and the new structure will enable a smooth integration with Jupiters.

2012

While we can drive growth through controlling our businesses, we must also address issues that impact our future but which are externally controlled. The company's Victorian wagering and gaming licences expire in 2012.

SNAPSHOT

- Committed to responsible service of our products
- KPMG audit
- Dedicated responsible gambling manager
- Critical component of Venue Performance System

RESPONSIBLE GAMBLING

The Victorian Government has indicated it wishes to resolve the re-licensing arrangements within its current term. TABCORP is committed to working with the Victorian Government to seek an outcome that is in the interests of all stakeholders, and is ready and willing to engage in any discussions.

RESPONSIBLE GAMBLING

More than ever, we are committed to the responsible service of our products. We have appointed a senior, dedicated Responsible Gambling Manager and KPMG has undertaken the first audit of compliance with the TABCORP Responsible Gambling Code. Recommendations arising from this audit will be implemented during 2004. More information regarding our commitment to responsible gambling may be found on page 19 of this report.

JUPITERS

A balanced portfolio of businesses is an advantage. This year, the performance of our Victorian gaming business was negatively impacted by specific legislation, yet we were able to deliver an increase in profits thanks to good performances from our wagering and casino operations.

PBITA*
$ Million


44
176
220
48
202
333
53
218
383
64
231
453
62
203
439
98/99
99/00
00/01
01/02
02/03
Star City
Gaming
Wagering

*Profit before interest, tax & amortisation of goodwill including non-recurring items

In March 2003, the TABCORP and Jupiters Boards announced their intention to merge the two companies. The proposed merger with Jupiters, which has three casinos and EGM monitoring operations in Queensland, as well as Keno operations in both Queensland and New South Wales, will further diversify TABCORP's operations, both geographically and by product.

The merger provides a number of exciting opportunities to leverage off the combined capabilities of both groups, including positioning the company for future growth by providing sufficient scale from which to expand.

Provided all government and other approvals are received, the merger is expected to be effective by mid November. Integration planning has already commenced.

OUTLOOK

The merger with Jupiters will be a key focus during the coming year. We will utilise the experience of both companies and build on the success of our integration with Star City.

However, we intend to maintain the momentum in our existing businesses and drive growth through a continued focus on improved customer service and product quality, hiring and retaining the best people, encouraging innovation and striving for excellence in product delivery.

I believe the company is in great shape and ready to move into a new growth phase. We have a fantastic team and I look forward to the coming year and an exciting future for TABCORP.

**Matthew Slatter**
Managing Director and Chief Executive Officer


SNAPSHOT

- Merger agreement signed
- Merger expected to be implemented in November
- Integration planning has commenced
- Exciting opportunity for TABCORP
- Diversifies operations and provides greater scale
- Combined group will be fifth largest gambling and entertainment group in the world

## JUPITERS MERGER


SNAPSHOT

- Jupiters integration
- Business as usual
- 2012 re-licensing
- Responsible gambling

## 2004 FOCUS



16

OUR SUCCESS WILL BE MEASURED BY:

- SUPERIOR RETURNS TO SHAREHOLDERS,
- BEING RECOGNISED AS A GREAT PLACE TO WORK FOR ALL EMPLOYEES – OFFERING CHALLENGES AND OPPORTUNITIES TO GROW AND DEVELOP,
- BEING RECOGNISED BY OUR CUSTOMERS AS OFFERING THE BEST GAMBLING AND ENTERTAINMENT EXPERIENCE,
- BEING RESPECTED AS A RESPONSIBLE AND VALUED MEMBER OF THE COMMUNITIES IN WHICH WE OPERATE,

AND BALANCING THESE OBJECTIVES OVER TIME.


TABCORP
EMPLOYEES
'great place to work'
SHAREHOLDERS
'superior returns to shareholders'
CUSTOMERS
'best gambling and entertainment experience'
COMMUNITY
'respected and valued member of the community'

# SHAREHOLDERS



## SUPERIOR RETURNS TO SHAREHOLDERS

Return on average equity before non-recurring items and goodwill



%
25
22
19
16
13
10
Star City acquired
98/99
99/00
00/01
01/02
02/03


DIVIDENDS
TABCORP has a history of paying increasing dividends. Dividends are typically paid twice per annum, in March/April and September/October and have always been fully franked. This year, the total dividend paid to shareholders was 67 cents per share, up from 63 cents per share in the previous year.

SHAREHOLDER BENEFITS SCHEME
A benefits scheme will be introduced and available to all eligible shareholders. It will provide discounts on items such as hotel rooms, merchandise, food and beverages at the company's casinos. The Board intends to send further information to all shareholders early next year.

DIVIDEND REINVESTMENT PLAN (DRP)
A DRP was put in place when TABCORP was floated in 1994, however, the Board has never activated the plan. The Board has decided to adopt a new DRP to commence operation for the next interim dividend. Full details of the DRP will be provided to shareholders in due course.

SUPERIOR RETURNS

# AUSTRALIA'S PREMIER GAMBLING AND ENTERTAINMENT GROUP



Jackie Preston – Hotel Front Desk, Star City



James Moynihan – Dealer, Star City

Jackie is enjoying a thriving career at Star City. She was awarded Star City's 2002 Employee of the Year, which is highly commendable given that this is her first full time job.

As a key member of the Hotel Front Desk team, Jackie is one of the many front line staff servicing our Star City customers. Jackie and her team are highly customer focussed, committed to offering the best experience to every customer every day.

*'Communication is an important part of my job, both with our guests and also with other employees. We have guest feedback forms which provide us with valuable information used to monitor the department's performance and help improve our service.'*

Star City offers many exciting entertainment choices, at the casino, theatres, restaurant dining, or enjoying a stay at the hotel. With so much happening it is important for Jackie and her team to keep up to date with everything that Star City is offering.

*'Guests use us as sounding boards about what to see and do in Sydney, and we're only too happy to recommend the activities at Star City. Our business guests have different needs and we aim to ensure each guest gets exactly what they need.'*

James knows when he's had a successful day at the office, typically when a customer smiles and says 'thank you' as they leave his table. James is one of the 1,000 strong team who work on the casino tables at Star City, and believes it is his job to make sure every customer is treated with respect and care as well as making sure they have an enjoyable time.

*'I have my regular customers and I also get to meet many new people every day. Some don't even play the tables, but come past to say hello and enjoy the terrific surroundings. It's a very social place for customers and I love to meet the variety of personalities who walk through the casino.'*

Working as a dealer requires many hours of training, from responsible service of gambling, to mastering the various table games and quality customer service.

*'Regular training and assessment helps me do my job well and makes work more enjoyable. It provides an opportunity to sit down and discuss issues with my managers, away from the busy work environment where you are so focussed on your work.'*

James commenced at Star City three and a half years ago and believes the broad range of skills he has learnt in his role are invaluable.

*'The training and experience I receive as a dealer at Star City means that I am well qualified to do the best job possible. I have a lot of fun and look forward to coming to work every day.'*

# EMPLOYEES

## A GREAT PLACE TO WORK



Frank Date – Regional Operations Manager, Wagering

As Regional Operations Manager, Frank is a key member of the company's wagering division. He spends most days liaising with people from the racing industry, setting up on-course TAB operations at tracks across the western region of Victoria, and making sure that customers receive the best wagering experience.

Working closely with the racing industry, Frank is able to ensure that the services available meet the business requirements of TABCORP, the racing industry and customers.

*'I believe that developing professional working partnerships is a crucial aspect of my job together with my event management skills. Depending on the day, I could be setting up a team of two operators or in excess of 100 operators. Through consultation and careful planning we can ensure the efficient use of every available resource.'*

After 14 years at TABCORP, Frank has benefited from TABCORP's many employee benefits, including study assistance while undertaking a Diploma of Business Management.

*'TABCORP is a supportive and flexible employer, so not only do I enjoy my career, I am also encouraged to take my development a step further all the time. I receive a great level of support from my colleagues and managers, which assists me to keep motivated and up to date with the latest ideas in business and management.'*



Wagering on course turnover
$ Million
215
210
205
200
195
190
185
180
175
98/99
99/00
00/01
01/02
02/03


COMMITTED TO GROWTH



**Kate O'Sullivan – General Manager Regional Sales, Gaming**



**Darren Dalla Riva – Test Team Manager Wagering**

Kate and her team of seven are responsible for managing the relationships with 136 Tabaret venues, with 6,900 electronic gaming machines across the eastern part of Victoria. They focus on maximising returns through amenity improvement, product distribution and placement and customer service, to ensure venues are providing the best gaming experience for patrons in a responsible manner.

*'Although I often travel long distances to some venues, I find that meeting face to face with venue managers, owners, staff and customers is a highly rewarding aspect of my work. It really helps to visit the venues to appreciate and understand the needs of each venue and the needs of their customers.'*

The gaming division operates the Venue Performance System, which is a key tool used to evaluate the delivery of products and services.

*'We have to respond quickly to changing customer demand and are always looking for new and innovative solutions that improve both the customers' experience and the performance of the business.'*

Kate has been with TABCORP's Gaming Division for over nine years. Not only has she risen through the division's ranks, but Kate has also been able to successfully raise a family.

*'I am fortunate to have an employer who provides benefits and flexible working arrangements that help me contribute as an employee while also having time for my family.'*

Darren faces many challenges every day in his job as Test Team Manager in wagering. He manages a team of 25 staff who ensure the wagering computer systems provide the around the clock reliability that the TAB, sports betting, on-course and telephone betting departments require.

*'It is my team's role to make sure that the system offers the best possible reliability and accuracy for our operators and ultimately the customers. I'm proud of the record of excellence the team maintains.'*

Having started at TABCORP eight years ago as a tester in the department, Darren can readily understand the needs of his team and align their goals with that of the business to achieve the optimal result.

*'Meeting deadlines for testing software is a critical aspect of our work, so we have to work smoothly and efficiently as a team. Each year the Melbourne Cup Carnival is a major challenge and our extensive planning and testing contributes to the success of the event.'*

Having worked exclusively in Information Technology, Darren is considering joining TABCORP's Mentoring Program to broaden his professional development. The program provides an opportunity for employees to learn skills and knowledge from other TABCORP leaders and offers the chance to develop their career paths in new and exciting ways.

# EMPLOYEES

## A GREAT PLACE TO WORK



Nicole Nolan – Human Resources Officer

OPPORTUNITIES, CHALLENGES

Nicole joined TABCORP four years ago as a trainee in the Human Resources department and has enjoyed a diverse and evolving career. After commencing in Human Resources she spent two years in the Information Technology Division then went back into Human Resources.

Nicole's passion for her area, combined with a supportive work environment, has allowed her to develop her skills and progress her career at TABCORP.

*'Four years ago I was unsure about my future career direction. By enrolling in a traineeship course and being offered a position at TABCORP I now know the type of work I want to do and am thrilled to be working in Human Resources.'*

To assist her career Nicole has completed a Professional Diploma in Human Resources by correspondence, which enabled her to continue to work full time whilst studying. Nicole believes that working in different parts of the business has provided her with a more complete appreciation of the needs of TABCORP employees.

*'Being involved in the products and services that TABCORP offers means I have a much greater understanding of the business and its staff. It helps me to remain focussed on supporting our internal customers, so our employees can provide the best experience for our wagering, gaming and Star City customers.'*

Nicole is excited about the future possibilities for developing her long term career at TABCORP.

*'When your employer offers you great support and new challenges in a company that is growing, I believe the opportunities are endless.'*

Tabaret Network
Service Performance
%



72
80
86
00/01
01/02
02/03


This Venue Performance System graph shows the average performance of venues across TABCORP's Victorian gaming network as experienced by mystery shoppers and measured against a variety of service standards.

## AUSTRALIA'S PREMIER GAMBLING AND ENTERTAINMENT GROUP







A significant part of TABCORP's success is a direct result of this company's commitment to constantly reviewing and improving the gambling and entertainment experience it provides to customers.

During the year, the Lyric Theatre at Star City was awarded the 'Best Entertainment Venue' in the Australian Hotel Association's awards for excellence. Star City was also pleased to receive excellent reviews for its restaurants, which experienced record revenue growth. The refurbishment of approximately 300 rooms at the five star hotel is well underway and will complement enhancements made to restaurants such as 'Trophies' and 'Fortunes' as well as the introduction of the popular and exclusive VIP Slots Lounge.

TABCORP also continues to focus on improving the amenities offered to customers at its wagering and gaming venues.

# CUSTOMERS



## A COMPANY RECOGNISED BY ITS CUSTOMERS AS OFFERING THE BEST GAMBLING AND ENTERTAINMENT EXPERIENCE

CUSTOMER FOCUSSED


EYE
HI
GOODBYE
100
90
80
70
60
50
40
30
20
10
0
June
July
June
July
June
July

Star City has recently introduced the Eye-Hi-Goodbye program to further promote friendly customer service, which is monitored each month as part of the casino's mystery shopper program.

**Eye** - Did the staff member smile or make eye contact at the initial contact stage?
**Hi** - Did the staff member make a friendly welcoming comment?
**Goodbye** - Did the staff member provide a friendly departing comment?

Wagering agencies have progressively been refurbished over recent years, and now offer a brighter and more appealing environment. There have also been significant changes made to gaming venues across the network as refurbishments continue to improve the facilities provided for customers.

The gaming division operates the successful Venue Performance System which awards venues providing outstanding customer service and amenities. The process of evaluating venues includes 'mystery shoppers' reviewing an extensive list of criteria, including adherence to a number of responsible gambling initiatives such as signage and staff training. An awards night is then held at which the results are announced and recognition given to our best venue partners.

Understanding and meeting the needs of customers is critical to our objective of being Australia's premier gambling and entertainment group.



Helimed One Air Ambulance Service



Victoria State Emergency Service

Each year TABCORP supports a range of community initiatives through partnerships involving our people, our customers, in-kind support and financial contributions.

Through such initiatives we aim to recognise our obligations as a responsible member of the communities in which we operate and contribute to the long-term well-being of society.

## SPONSORSHIPS

TABCORP's program of sponsorships focuses primarily on safety, health and welfare support.

The company's principal sponsorship of Surf Life Saving Victoria commenced in 1997 and since that time, thanks to the efforts of TABCORP Professional Lifeguards, joint surf safety educational campaigns and equipment provided through the TABCORP Surf Rescue Fund, the number of instances of both drownings and rescues have significantly decreased at Victorian beaches.

During early 2003, in the wake of summer bushfires that devastated much of regional Victoria, TABCORP partnered with Tattersall's to conduct a major appeal in a first for the Victorian gaming industry, to support victims of the fires. The appeal raised a total of $405,000 for the Victorian Government 2003 Bushfire Appeal Recovery Fund.

Through Star City Casino the company also provided financial support for Australia's drought relief campaign, Farmhand. These represent just a few of the worthwhile causes supported by TABCORP.

## TABARET COMMUNITY ASSISTANCE PROGRAM

The Tabaret Community Assistance Program is recognition by TABCORP and its Tabaret venues of the importance of partnering with local community organisations.

Through the program a number of major initiatives were able to be undertaken thanks to the commitment of Tabaret venue staff and our customers. These included the raising of significant funds for Helimed One Air Ambulance Service in Gippsland and the Victoria State Emergency Service (SES).

Helimed One required support for the purchase of four potentially life-saving items of equipment, whilst the SES was able to provide search and rescue equipment for 25 SES units in north-eastern Victoria.

## EMPLOYEE ENGAGEMENT

TABCORP actively encourages and supports employees engagement in community-based philanthropic activities.

During the year, through programs such as SEAL Force (Skill Exchange and Learning), the company was able to provide and match employees with selected not-for-profit organisations to assist those organisations to address a significant problem or issue. With such partnerships, TABCORP employees work with an organisation over a six-month period to tackle the issue and learn from each other.

TABCORP employees and their families also gave their time to participate in Walk for the Cure during the year, to raise funds for research into a cure for Juvenile Diabetes, and other important activities such as the Williamson Community Leadership Program and the Brotherhood of St Laurence Christmas Appeal.

Some of the many other initiatives we supported during the year were:

- Sydney Breast Cancer Foundation;
- The Bionic Ear Institute;
- The Royal Women's Hospital Mothers Day Appeal;
- The Melbourne Festival;
- The Lighthouse Foundation;
- The Geelong Hospital;
- NSW Rubgy League Charity Shield;
- Taralye Early Intervention Service; and
- Epworth Medical Foundation.

# COMMUNITY


TABCORP
LIFEGUARD

Victorian Surf Rescue

## RESPECTED AS A RESPONSIBLE AND VALUED MEMBER OF THE COMMUNITY

RESPONSIBLE GAMBLING

TABCORP recognises that some people may experience problems with gambling and is committed to assisting these persons. We launched the TABCORP Responsible Gambling Code in October 2001 and have worked with our wagering, gaming, and casino businesses together with our corporate team to ensure all employees understand the principles of responsible gambling.

This year, the company has appointed a senior, dedicated Responsible Gambling Manager and commissioned KPMG to conduct the first independent review of compliance with the TABCORP Responsible Gambling Code. The methodology involved a pilot study, statistical selection of venues for review, an independent field audit, self assessment questionnaires, interviews and review.

Preliminary results from the survey reveal there is a strong sense of awareness of, and commitment to, the Code at TABCORP; overall relatively high level of compliance with requirements of the Code; together with practical difficulties associated with the operation of self-exclusion programs.

The findings will link with a review of the key components of the Code to ensure they represent best practice and recommendations will be implemented during 2004. The Code is available on the company's website at **www.tabcorp.com.au**

TABCORP's Board strongly supports the principles of corporate governance and is committed to maintaining the highest standards within the company.

The company's policies and corporate governance practices are reviewed annually and will continue to be developed and refined to meet the needs of the company and best practice.

## COMPOSITION OF THE BOARD

The Board comprises six independent non-executive directors, including the Chairman, and one executive director, being the Managing Director and Chief Executive Officer. Each of the Board's Committees is composed exclusively of independent non-executive directors. Details of the current directors and their qualifications and experience are contained within the Directors' Report.

The company's constitution requires that at least one-third of the directors of the company, other than a director who is a Managing Director and Chief Executive Officer, retire by rotation and may stand for re-election at each Annual General Meeting of the company. The Board has the power to appoint any person as a director, either to fill a casual vacancy or as an addition to the Board, subject to receiving all necessary regulatory approvals, but that person must stand for election at the next Annual General Meeting.

## RESPONSIBILITIES AND FUNCTIONS OF THE BOARD

The company's Board Manual sets out the roles and responsibilities of the Managing Director and Chief Executive Officer, the Chairman and directors, and contains the terms of reference and processes governing the Board and each of its Committees.

The Board has overall responsibility for the corporate governance of the company. Its role also includes:

- reviewing and approving the strategic direction, budgets and business plans prepared by management;
- assuring itself of the effectiveness of arrangements for the governance of the company including:
  - the quality of the Executive team;
  - the appropriateness of organisational arrangements and structure;
  - the adequacy of internal controls and processes;
- overseeing performance against targets and objectives; and
- overseeing reporting to shareholders on the direction, governance and performance of the company.

## BOARD INDEPENDENCE

The Board regularly assesses the independence of each director. For this purpose an independent director is a non-executive director whom the Board considers to be independent of management and free of any business or other relationship that could materially interfere with the exercise of their unfettered and independent judgement.

In addition to being required to conduct themselves in accordance with the ethical policies of the company, directors are required to be meticulous in their disclosure of any material contract or relationship in accordance with the Corporations Act and this disclosure extends to the interests of family companies and spouses. Directors are required to adhere strictly to the constraints on their participation and voting in relation to matters in which they may have an interest in accordance with the Corporations Act and the company's policies.

Some of the directors are involved with other companies or professional firms, which may from time to time have dealings with the company. Details of offices held by directors with other organisations are set out in the Directors' Report. Full details of related party dealings are set out in notes to the company's accounts as required by law.

All the current non-executive directors of the company have been assessed as independent directors. In reaching that determination, the Board has taken into account (in addition to the matters set out above):

- the specific disclosures made by each director as referred to above;
- where applicable, the related party dealings referable to each director, noting that those dealings are not material under accounting standards;
- that no director is, or is associated directly with, a substantial shareholder of the company;
- that no non-executive director has ever been employed by the company or any of its subsidiaries;
- that no director is, or is associated with, a supplier, professional adviser, consultant to or customer of the company which is material under accounting standards; and
- that no non-executive director personally carries on any role for the company other than as a director of the company.

The company does not consider that term of service on the Board should be considered as a factor affecting a director's ability to act in the best interests of the company. The Board has established a policy that directors must retire before reaching 70 years of age.

The Board also has procedures in place to ensure it operates independently of management. Prior to every Board meeting the non-executive directors meet together in the absence of executive directors and other executives of the company.

## BOARD AND COMMITTEE MEETINGS

The Board and its Committees meet regularly to discuss formally matters relevant to the company. Any director with a material personal interest in a matter being considered by the Board must not be present when the matter is being considered and may not vote on the matter.

# COMMITTED TO BEST PRACTICE

The number of meetings and the attendance of each director are set out in the Directors' Report.

COMMITTEES OF THE BOARD
To assist the Board in achieving the highest standards of corporate governance, the directors closely involve themselves with the critical areas of the company's activities through Board Committees with specific responsibilities for audit, nominations/ succession planning, remuneration and compliance. There are no executive directors on any of these Committees.

AUDIT COMMITTEE
The Audit Committee has been established to provide additional assurance regarding the quality and reliability of financial information used by the Board and financial statements issued by the company to its shareholders. The Committee oversees compliance with statutory responsibilities relating to financial disclosure, including related party transactions.

The Committee reviews the activities of both the independent internal and external auditors and reviews their performance on an annual basis. Both auditors have direct access to the Committee Chairman.

The annual internal audit program and the scope of work to be performed is set in consultation with the Audit Committee of the Board. The Committee approves the annual internal audit program and reviews reports made pursuant to that program.

The Committee is committed to maintaining auditor independence and supports the rotation of the lead audit partner at least every five years and engaging the auditor for only audit related services, unless exceptional circumstances necessitate the involvement of the auditor. The external auditor attends the company's Annual General Meeting and is available to answer shareholder questions regarding aspects of the audit and their report.

The Audit Committee reviews the risk management policies and processes of the company. Working closely with the Compliance Committee, it also reviews the risk exposures and controls with respect to existing information technology systems and those under development.

**Members of the Audit Committee**
Chairman: Mr A.G. Hodgson
Members: Mr M.B. Robinson
Mr P.H. Wade

COMPLIANCE COMMITTEE
The Compliance Committee is responsible for monitoring business processes and operations taking reasonable steps designed to ensure that the company complies with its licences and other regulatory requirements. The Committee places particular emphasis on a proper compliance program, systems and culture being in place for the purpose of providing confidence in the reliability and integrity of the company's operations.

The company has put in place procedures designed to ensure communication and close cooperation with all regulatory authorities responsible for monitoring and overseeing its businesses, including the Victorian Casino and Gaming Authority, New South Wales Casino Control Authority, Queensland Office of Gaming Regulation and the Tasmanian Gaming Commission.

The company's Compliance Managers and the Management Compliance Committees monitor matters of compliance and report regularly to the Compliance Committee. Management Compliance Committees, established at Star City and in Melbourne for the company's Victorian operations, oversee the company's compliance program, which exceeds Australian Standards.

KPMG is conducting an independent audit of Star City's compliance program to ensure compliance is being met and that systems and procedures exceed best practice.

**Members of the Compliance Committee**
Chairman: Mr W.V. Wilson
Member: Mr M.B. Robinson

REMUNERATION COMMITTEE
The Remuneration Committee has responsibility to consider matters relating to the remuneration of senior executives as well as the remuneration policies and structure for the company generally.

The Remuneration Committee has responsibility to review and make recommendations to the Board on remuneration packages and policies applicable to the Managing Director and Chief Executive Officer, directors and senior executives. This Committee has responsibility for approving the company's general remuneration practices, including employee share ownership and option schemes, incentive performance packages, superannuation entitlements, retirement and termination entitlements.

The Board has decided to terminate retirement benefits for all non-executive directors, effective 30 June 2003.

Details relating to the remuneration of directors and officers of the company are set out in the Directors' Report.

**Members of the Remuneration Committee**
Chairman: Mr P.H. Wade
Members: Mr M.B. Robinson
Mr R.F.E. Warburton

NOMINATION COMMITTEE
The composition of the Board and its Committees is the subject of ongoing review by the directors and the Nomination Committee has the responsibility to make recommendations to the Board on succession planning for the Board. From time to time as the company grows and its field of activities changes, it may be appropriate to make other changes to the composition of the Board so that it includes the necessary and desirable competencies of its members and appropriate mix of non-executive and executive directors.

All appointments to the Board are subject to receiving all necessary regulatory approvals. Upon appointment each new director receives a letter of appointment stating their obligations and key terms and conditions of their appointment. They undertake an induction program and are provided with a copy of the Board Manual and other materials to assist in fulfilling their obligations.

**Members of the Nomination Committee**

Chairman: Mr M.B. Robinson
Members: Mr A.G. Hodgson
Mr R.F.E. Warburton

INTERNAL CONTROL FRAMEWORK

The Board is responsible for the establishment and maintenance of the internal control structure of the company.

Financial reporting includes the annual development of a five year strategic plan and a detailed annual budget which is subject to the approval of the directors. Actual monthly and year to date results for the company are reported to the Board at every meeting to enable it to monitor performance against the annual budget.

Forecasts for the company and each of the operating divisions are regularly updated and reported to the Board during the year.

The company has detailed procedural guidelines for the approval of capital expenditure including annual budgeting, review and approval of individual proposals and specific levels of authority between the Board and the Managing Director and Chief Executive Officer.

The company maintains a field audit program of its retail wagering outlets.

Processes for the investment of surplus cash and management of debt have been approved by the Board and are the subject of ongoing reporting to the Board.

INTERNAL AUDIT

The company's internal audit function is conducted under contract by KPMG. The internal auditors submit regular reports to the Audit Committee and, where appropriate, to the Board.

MANAGEMENT OF RISK

The company's current operations are conducted within Victoria pursuant to the wagering and gaming licences issued to it by the Victorian Government under the Gaming and Betting Act 1994. It is also the holder of a Monitoring Operator's Licence issued under the Queensland Gaming Machine Act 1991 and a licence to permit online gaming under the Tasmanian Gaming Control Act 1993. In addition, TABCORP owns the Star City Group which is the operator of Sydney's Star City Casino and holder of a casino licence issued under the New South Wales Casino Control Act 1992.

The company has in place policies and procedures designed to manage the risk associated with its operations. These policies and procedures are and will be further developed as the company's existing operations develop and its range of activities expands.

The implementation of these policies and procedures is monitored by the Audit and Compliance Committees of the Board.

The company has in place a detailed policy for the management of liability risk in respect of its expanding fixed odds sportsbetting operation.

ETHICAL STANDARDS

The Board and executive officers maintain the highest level of corporate ethics. The company's policies as to the conduct and integrity of its personnel including the maintenance of ethical standards are set out in the Human Resources Policy Manual.

The company's key personnel and all its directors have undergone extensive probity investigation and clearance by the New South Wales Casino Control Authority, Victorian Casino and Gaming Authority, Tasmanian Gaming Commission and the Queensland Office of Gaming Regulation.

The company has established a Responsible Gambling Code containing comprehensive policies and guidelines for its directors, staff, agents and venue operators with respect to their use of and training with the company's gambling products. KPMG has conducted an independent audit of the Code to assess the whole organisation's compliance with the Code.

INDEPENDENT PROFESSIONAL ADVICE

An individual director who has concern with respect to a particular matter before the Board may, after discussion with the Chairman, and advising the Managing Director and Chief Executive Officer, obtain independent professional advice at the company's expense. Such advice is to be made available to all other directors.

SHARE TRADING POLICY

The company has a policy that regulates the sale or purchase of shares in the company by directors, executive officers and all employees.

Directors and employees with access to information about TABCORP's financial performance may only deal in TABCORP's securities during the period of one month following the company's Annual General Meeting or the release of the company's annual and half yearly results. Even during this trading window, directors and employees must ensure that they are not in possession of price sensitive information that is not generally available to the public.

Each director is required to obtain the approval of the Chairman prior to the sale or purchase by that director of shares in the company, even during a trading window. In the case of a proposed transaction by the Chairman, approval is required from the Deputy Chairman. Executive officers are required to obtain the prior approval of the Managing Director and Chief Executive Officer to a proposed transaction.

The details of TABCORP shares held by directors are available in the Directors' Report.

# LEADERSHIP AND INTEGRITY

## CONTINUOUS DISCLOSURE

The Board has a disclosure policy and procedures are in place designed to ensure that information is reported to the Australian Stock Exchange (ASX) in accordance with the continuous disclosure requirements of its Listing Rules. The Board reviews the company's compliance with its continuous disclosure obligations at each of its meetings. The company's Executive General Manager – Corporate, Legal and Compliance, in his capacity as Company Secretary, is responsible for coordinating disclosure of information to the ASX, Australian Securities and Investments Commission and shareholders.

## BOARD ASSESSMENT

In June 2003 Cameron Ralph Pty Ltd completed a formal independent assessment of the Board's performance. Cameron Ralph Pty Ltd concluded that there is a very low risk of governance negatively impacting on shareholder value.*

## SUCCESSION PLANNING

The company has been developing a succession plan for members of its Board and senior management. This plan is intended to identify the best candidates for leadership and management roles and develop potential successors that best meet the organisation's needs.

## GROUP STRATEGIC PLANNING

The company has a formal strategic planning process whereby a five year strategic plan is prepared and approved by the Board each year. The intent of the annual review is to consider a range of strategies and provide management with guidance on those strategies that in the Board's opinion will enhance shareholder value in the medium term.

## SUSTAINABILITY

TABCORP is committed to the long-term sustainability of its operations and aims to optimise the social, environmental and economic impact of its operations for the benefit of all stakeholders.

TABCORP's commitment to responsible gambling, its employees and community well-being is discussed earlier in this report.

Although the company's operations are considered to have minor impact on the environment, TABCORP is committed to protecting the environment and minimising the impact wherever appropriate. TABCORP's environmental performance is set out in the Directors' Report.

TABCORP is one of only 14 Australian companies included in the Dow Jones Sustainability Index and one of only 20 Australian companies included in the FTSE4Good Index.

## OTHER DIRECTORSHIPS

Directors are required continually to evaluate the number of Boards on which they serve to ensure that each can be given the time and attention required to fulfil their duties and responsibilities. Directors are required to seek approval from the Chairman prior to accepting an invitation to become a director of any corporation, and in the case of the Chairman, seek approval from the Deputy Chairman.

## COMMITMENT TO SHAREHOLDERS

It is the Board's intention that shareholders are informed of major developments affecting the company. This information is communicated to shareholders through the Half Yearly and Annual Reports, the Australian Stock Exchange, the TABCORP website at **www.tabcorp.com.au** and other means where appropriate.

The company employs a dedicated Shareholder Relations Manager to assist in responding promptly to all shareholder inquiries.

The company encourages the full participation of shareholders at its Annual General Meeting. Important issues are presented to shareholders as single resolutions and full discussion of each item is encouraged. Explanatory memoranda, where considered appropriate, are included with the Notice of Annual General Meeting in respect of items to be voted on at the meeting.

* Cameron Ralph Pty Ltd considers materials provided by the company and interviews with directors and others, to make this Board performance evaluation solely of the corporate governance risk with respect to this company at the specified point in time. The rating cannot, and does not, represent either a credit assessment, or an assessment of the company's suitability as an investment, or an assessment with respect to its corporate governance risk at any other time or in changed circumstances.

## BOARD OF DIRECTORS



M.B. Robinson



A.G. Hodgson



M.J. Slatter



P.G. Satre



P.H. Wade



R.F.E. Warburton



W.V. Wilson

# DIRECTORS' REPORT

The Board of Directors of TABCORP Holdings Limited has pleasure in submitting the statement of financial position of the company and the economic entity in respect of the financial year ended 30 June 2003, and the related statement of financial performance and statement of cash flows for the year then ended.

## BOARD OF DIRECTORS

The names and details of the directors in office at the date of this report are set out below.

**M.B. Robinson AO**

Chairman and non-executive director since June 1994

Michael Robinson is a Partner of the law firm, Allens Arthur Robinson. He was the Senior Partner of Arthur Robinson & Hedderwicks 1996–2001 and was its Managing Partner 1980–1988. Mr Robinson is Chairman of the Bionic Ear Institute, a Trustee of the Epworth Medical Foundation and a director of the Asia Society AustralAsia Centre, the National Australia Day Council, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. He is Chairman of the TABCORP Nomination Committee and is a member of the TABCORP Audit, Remuneration and Compliance Committees.

**M.J. Slatter**

Managing Director and Chief Executive Officer since October 2002

Matthew Slatter commenced as Managing Director and Chief Executive Officer in October 2002. Mr Slatter was previously Chief Finance Officer and director of AXA Asia Pacific Holdings Limited since July 2000 and has over 20 years experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and The National Bank of New Zealand.

**A.G. Hodgson**

Deputy Chairman and non-executive director since June 1994

Tony Hodgson was the co-founder and was formerly Senior Partner of the chartered accounting firm Ferrier Hodgson and is a Consultant to the firm. Mr Hodgson is Chairman of HSBC Asset Management (Australia) Limited and Chairman of the Advisory Board to the Victorian Rugby Union. Mr Hodgson is also a director of Coles Myer Ltd, HSBC Bank Australia Limited, Presidents Club Ltd and Collins Associates Ltd. Mr Hodgson is Chairman of the TABCORP Audit Committee and a member of the TABCORP Nomination Committee.

**P.G. Satre**

Non-executive director since June 2000

Phil Satre is Chairman of Harrah's Entertainment, Inc., one of the world's largest gambling companies. Mr Satre is also a director of the Gaming Entertainment Research and Education Foundations and the American Gaming Association. He is a director of JDN Realty Company.

**P.H. Wade**

Non-executive director since June 1994

Peter Wade was Managing Director of North Broken Hill Peko Limited until his retirement in 1993. He is Chairman of CSL Limited. Mr Wade is Chairman of the TABCORP Remuneration Committee and the TABCORP Staff Superannuation Fund. He is also a member of the TABCORP Audit Committee.

**R.F.E. Warburton**

Non-executive director since June 2000

Richard Warburton was formerly Chairman of Star City Holdings Limited. He is currently Chairman of Caltex Australia Limited and the Board of Taxation. Mr Warburton is also a director of Southcorp Limited and Nufarm Limited. He is a member of the TABCORP Remuneration and Nomination Committees.

**W.V. Wilson**

Non-executive director since June 1994

Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978. In 1980 Mr Wilson became the executive director responsible for all betting and lottery activity. He retired from the Club in January 1994. Mr Wilson is a Board member of the South Australian Forestry Corporation, and a Partner in the Ramada Pier Hotel at Glenelg in South Australia. He is Chairman of the TABCORP Compliance Committee.

## CHANGES TO THE BOARD'S COMPOSITION

Mr M.J. Slatter commenced as Managing Director and Chief Executive Officer on 8 October 2002. Messrs I.R. Wilson, formerly Managing Director and Chief Executive Officer, and D.J. Simpson, formerly Finance Director, ceased as directors on 31 August 2002 and 21 February 2003 respectively. All other directors held their position as a director throughout the entire financial year and continue to hold that position.

DIRECTORS' INTERESTS

At the date of this report, the relevant interests of the directors in the shares, options or other instruments of the companies within the economic entity, as notified by the directors to the Australian Stock Exchange in accordance with Section 205G(1) of the Corporations Act 2001, are:

| | TABCORP Holdings Limited | |
|---|---|---|
| Name | Ordinary Shares | Options |
| M.B. Robinson | 45,000 | – |
| M.J. Slatter | 500,000 [1] | 2,500,000 [2] |
| A.G. Hodgson | 100,000 | – |
| P.G. Satre | 4,000 | – |
| P.H. Wade | 30,000 | – |
| R.F.E. Warburton | 12,500 | – |
| W.V. Wilson | 50,000 | – |

(1) Mr M.J. Slatter was provided with a loan to acquire 500,000 ordinary shares on the terms and conditions set out in the rules of the TABCORP Senior Executive Long Term Incentive Plan previously approved by shareholders.
(2) 2,500,000 options with an exercise price of $12.61 per share were issued to Mr M.J. Slatter (see Directors' and Officers' Remuneration section of this report).

DIRECTORS' MEETINGS

During the year the company held 14 meetings of the Board of Directors. The attendances of the directors at meetings of the Board and its Committees were:

| | Board of Directors | | Audit Committee | | Compliance Committee | | Remuneration Committee | |
|---|---|---|---|---|---|---|---|---|
| Name | Attended | Maximum possible | Attended | Maximum possible | Attended | Maximum possible | Attended | Maximum possible |
| M.B. Robinson | 14 | 14 | 5 | 5 | 2 | 2 | 6 | 6 |
| M.J. Slatter | 11 | 11 | – | – | – | – | – | – |
| A.G. Hodgson | 13 | 14 | 5 | 5 | – | – | – | – |
| P.G. Satre | 13 | 14 | – | – | – | – | – | – |
| P.H. Wade | 13 | 14 | 4 | 5 | – | – | 6 | 6 |
| R.F.E. Warburton | 14 | 14 | – | – | – | – | 6 | 6 |
| W.V. Wilson | 13 | 14 | – | – | 2 | 2 | – | – |
| D.J. Simpson | 8 | 8 | – | – | – | – | – | – |
| I.R. Wilson | 2 | 2 | 1 | 1 | – | – | 1 | 1 |

In addition to the scheduled Board meetings, the Board meets as needs dictate.

The details of the functions and memberships of the Committees of the Board are presented in the Corporate Governance section of this Annual Report.

DIRECTORS' AND OFFICERS' REMUNERATION

Remuneration of directors and senior executives of the company is determined by the Remuneration Committee. Remuneration is determined as part of an annual performance review, having regard to market factors, a performance evaluation process and independent remuneration advice. For executive directors and officers, remuneration packages generally comprise salary, a performance based bonus and superannuation. Executives are also provided with longer-term incentives through the Senior Executive Long Term Incentive Plan and the General Employee Share Plan, which act to align the executives' actions with the interests of the shareholders. Non-executive directors are not entitled to performance based bonuses.

At the 2002 Annual General Meeting, shareholders noted that Mr M.J. Slatter had been granted 2,500,000 options to acquire ordinary shares in TABCORP Holdings Limited with an exercise price of $12.61 per share. One million of these options expire no later than 7 October 2010 and will vest only if certain annual and cumulative benchmarks are achieved. The remaining options vested immediately and will expire on 7 October 2005.

During the financial year, Mr I.R. Wilson exercised 2,194,500 options to acquire fully paid ordinary shares in TABCORP Holdings Limited at an exercise price of $10.18.

Mr I.R. Wilson had 805,500 remaining options, which could only be exercised if the company achieved specified performance benchmarks for the period 1 July 1999 to 30 June 2003. As these benchmarks were not achieved, none of these options could be exercised and have now lapsed.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the company, other than through exercise of the options.

The remuneration provided to directors and the five most highly remunerated officers of the company and the economic entity is as follows:

| | Emoluments[1] | Performance Based Bonus | Super-annuation | Retirement Benefits[2] | Benefits | FBT Payable | Options[3] | Loans[4] | Total (with Retirement Benefits) | Total[5] |
|---|---|---|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ |
| **Directors** | | | | | | | | | | |
| M.B. Robinson | 276,250 | | 10,519 | 53,316 | | | | | 340,085 | 286,769 |
| M.J. Slatter | 778,682 | 175,000 | 76,125 | | 1,331 | 1,253 | 1,615,043[6] | 30,254 | 2,677,688 | 2,677,688 |
| A.G. Hodgson | 160,000 | | 10,519 | 30,240 | | | | | 200,759 | 170,519 |
| P.G. Satre | 109,000 | | | 71,060 | | | | | 180,060 | 109,000 |
| P.H. Wade | 121,250 | | 10,210 | 26,675 | | | | | 158,135 | 131,460 |
| R.F.E. Warburton | 106,250 | | 9,563 | 89,100 | | | | | 204,913 | 115,813 |
| W.V. Wilson | 112,500 | | 9,985 | 21,825 | | | | | 144,310 | 122,485 |
| I.R. Wilson[7] | 930,839 | 167,182 | | | 167,349 | 157,780 | 441,289[8] | 119,051 | 1,983,490 | 1,983,490 |
| D.J. Simpson[9] | 261,794 | | 76,692 | | 26,945 | 27,555 | | 18,332 | 411,318 | 411,318 |
| **Senior Executives – Economic Entity** | | | | | | | | | | |
| D. Banks | 590,099 | 65,346 | 150,758 | | 42,178 | 39,817 | | 24,600 | | 912,798 |
| P.R. Broberg | 379,879 | 27,925 | 92,525 | | 34,733 | 35,422 | | 19,269 | | 589,753 |
| D.E. Elmslie | 461,802 | 25,053 | 107,583 | | 34,660 | 35,362 | | 31,388 | | 695,848 |
| M.J. Piggott | 398,940 | 73,059 | 103,835 | | 34,605 | 32,856 | | 30,594 | | 673,889 |
| J.C. Read | 302,012 | 24,300 | 80,516 | | 35,342 | 33,527 | | 12,203 | | 487,900 |
| **Senior Executives – Company** | | | | | | | | | | |
| P.R. Broberg | 379,879 | 27,925 | 92,525 | | 34,733 | 35,422 | | 19,269 | | 589,753 |
| P. H. Caillard | 208,803 | 16,314 | 38,786 | | 18,874 | 18,932 | | 14,830 | | 316,539 |
| D.E. Elmslie | 461,802 | 25,053 | 107,583 | | 34,660 | 35,362 | | 31,388 | | 695,848 |
| R.E. Preston | 206,794 | 10,938 | 38,786 | | 20,019 | 20,217 | | 16,480 | | 313,234 |
| J.C. Read | 302,012 | 24,300 | 80,516 | | 35,342 | 33,527 | | 12,203 | | 487,900 |

(1) Salaries for executive directors and senior executives include accruals for annual and long service leave.
(2) Accrual for retirement benefits for non-executive directors approved by the company's shareholders on 10 November 1999.
(3) Each option entitled the holder to purchase one ordinary share in the company.
(4) Cost to company to provide low interest/interest free loan(s).
(5) Total excludes retirement benefits for non-executive directors.
(6) Mr M.J. Slatter was appointed on 8 October 2002. The estimated value ($1,615,043) disclosed above is calculated at the date of grant using the following methodologies. 1,500,000 options expire on 7 October 2005 and were granted in consideration of contractual entitlements Mr Slatter had with his previous employer. The estimated value ($1,394,893) is calculated using a Standard Binomial model. 1,000,000 options expire no later than 7 October 2010. The ability to exercise these options is conditional on the economic entity achieving certain performance hurdles. The estimated value ($220,150) is calculated using a Monte Carlo Simulation-based model.
(7) Mr I.R. Wilson retired on 31 August 2002. Emolument includes salary paid to retirement, payment on retirement and annual leave accrued to cessation.
(8) These options have lapsed subsequent to 30 June 2003 as the performance hurdles relating to them have not been met. Estimated value disclosed above is calculated at the date of grant using a Monte Carlo Simulation-based model.
(9) Mr D.J. Simpson retired on 21 February 2003.

## SHARE OPTIONS

The only options on issue are the 2,500,000 options issued to Mr M.J. Slatter (see the Directors' and Officers' Remuneration section of this report above).

## EMPLOYEE SHARE OWNERSHIP PLAN

During the financial year, 477,700 shares were issued to employees pursuant to the TABCORP General Employee Share Plan ('the Plan') previously approved by shareholders. Employees who acquire shares under the Plan are provided with an interest free loan to acquire the shares and are obliged to repay the loan by way of deduction from their after tax wage or salary in equal instalments over five years. The company's security for each of these loans is limited to the shares acquired with that particular loan under the Plan. The company also operates a separate Senior Executive Long Term Incentive Plan which is referred to in the Directors' and Officers' Remuneration section. During the financial year, 1,196,500 shares were issued to senior executives under this plan (including the 500,000 shares to Mr M.J. Slatter referred to above).

## CORPORATE INFORMATION

TABCORP Holdings Limited is a company limited by shares that is incorporated and domiciled in Australia. The registered office of TABCORP Holdings Limited is 5 Bowen Crescent, Melbourne, Victoria 3004, Australia.

## PRINCIPAL ACTIVITIES

The principal activities of the economic entity during the financial year comprised the provision of leisure and entertainment services (particularly in relation to gambling). The principal activities remain unchanged from the previous year.

## RESULTS

Consolidated profit after income tax of the economic entity for the financial year was $252.6 million which was 3.2% below the previous financial year. The economic entity generated profit before interest, taxation and amortisation of goodwill of $438.7 million, which was 3.2% below the previous financial year. It generated operating revenue of $1,900.7 million, which was 1.7% below the operating revenue achieved in the previous financial year.

DIVIDENDS

The following dividends (including special dividends) have been paid, declared or recommended since the end of the preceding financial year by the parent entity:

| | $000 |
|---|---|
| Final fully franked dividend for 2002 of 32.0 cents per share on ordinary shares as declared by the directors on 15 August 2002 and paid on 27 September 2002. | 118,994 |
| Interim fully franked dividend for 2003 of 33.0 cents per share on ordinary shares as declared by the directors on 19 February 2003 and paid on 2 April 2003. | 120,634 |
| Final fully franked dividend for 2003 of 34.0 cents per share on ordinary shares as declared by the directors on 13 August 2003 payable on 1 October 2003. | 124,289 |

Further information regarding dividends may be found in Note 5 of the consolidated financial statements.

REVIEW OF OPERATIONS

The economic entity achieved profit after tax for the year of $252.6 million which was 3.2% behind last year. During the year, the economic entity's total operating revenue fell by 1.7% to $1,900.7 million. Basic earnings per share were 68.7 cents, down 1.9% on the previous corresponding period.

A final dividend of 34 cents per ordinary share has been declared. The dividend will be fully franked and payable on 1 October 2003 to shareholders registered on the books at 5 September 2003. This takes the full year dividend to 67 cents, an increase of 4 cents on the previous financial year.

WAGERING

The Wagering Division generated profit before interest, taxation and amortisation of goodwill of $67.0 million[1], which was 0.4 % above the previous financial year. The Wagering Division's total operating revenue increased by 4.4% to $421.3 million. This strong result was partly attributable to controlled operating expenses and another successful spring racing carnival.

GAMING

The Gaming Division achieved profit before interest, taxation and amortisation of goodwill of $208.2 million[1], which was 11.9% below the previous financial year. The Gaming Division's total operating revenue decreased by 7.6% to $848.1 million. These results were adversely affected by the introduction of smoking bans in Victorian gaming venues on 1 September 2002.

STAR CITY

Star City achieved a profit before interest, taxation and amortisation of goodwill of $174.9 million[1], which was 9.3% above the previous financial year. Star City's total operating revenue increased by 3.2% to $631.2 million.

(1) Based on segment results as disclosed in Note 34 to the accounts which excludes unallocated corporate revenue of $0.6 million and expenses of $12.0 million.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 5 March 2003, the economic entity announced a proposal to merge with Jupiters Limited by way of schemes of arrangement under which the economic entity intends to acquire all of the securities in Jupiters Limited.

The merged group will operate approximately 18,000 gaming machines with four casinos and hotel complexes in Queensland and New South Wales, off-course wagering and sportsbetting operations in Victoria as well as keno operations across the east coast of Australia.

The merger is subject to approval by Jupiters Limited shareholders as well as certain regulatory authorities. It is currently anticipated that the merger will be implemented in mid-November 2003.

There were no significant changes in the state of affairs of the economic entity that occurred during the year other than as set out elsewhere in this Directors' Report.

SIGNIFICANT EVENTS AFTER REPORTING DATE

No matter or circumstance has arisen since the end of the financial year which is not otherwise dealt with in this report or in the consolidated financial statements, that has significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

LIKELY DEVELOPMENTS AND FUTURE RESULTS

The proposed merger with Jupiters Limited will, if implemented, constitute a significant change to the company's operations and is expected to be completed in mid-November 2003. Otherwise, the economic entity will continue with the strategies in the year under review.

The directors have excluded from this report any further information on the likely developments in the operations of the economic entity and the expected results of those operations in future financial years, as the directors have reasonable grounds to believe that to include such information will be likely to result in unreasonable prejudice to the economic entity.

INDEPENDENT AUDITORS

At the company's 2002 Annual General Meeting shareholders approved the appointment of Ernst & Young as external auditor, following the merger between Ernst & Young and Arthur Andersen. The company's internal auditors are KPMG. More information relating to the auditors can be found in the Corporate Governance statement of this Annual Report.

DIRECTORS' INTERESTS IN CONTRACTS

The directors of the economic entity, or their director-related entities, conduct transactions with entities within the economic entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at arm's length in similar circumstances. These transactions are described in further detail in Note 38(d) of the economic entity's consolidated financial statements.

ENVIRONMENTAL REGULATION AND PERFORMANCE

No environmental breaches have been notified to the economic entity by any government agency.

The consolidated entity's environmental obligations and waste discharge quotas are regulated under both state and federal law. The consolidated entity has a record of at least complying, but in most cases exceeding its environment performance obligations. An independent audit of Star City's compliance with environmental obligations was performed by KPMG, which did not identify any areas of material non-compliance.

Star City is a participant in the Federal Government's 'Greenhouse Challenge Program'. In October 2002, the New South Wales Minister for Energy awarded Star City with a 'Silver Green Globe Award' in recognition for initiatives including lighting changes, improvements in efficiency in operating the major mechanical plant and waste management. The energy savings achieved by Star City to win this award was over 9,000 tonnes of carbon dioxide ($CO_2$) annually.

With the NSW Government's Sustainable Energy Development Authority (SEDA), Star City is currently investigating opportunities for co-generation of energy and believes it is on target to achieve the 'Gold Green Globe Award'.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

TABCORP Holdings Limited has entered into a contract insuring each of the directors of the company named earlier in this report and each full-time executive officer, director and secretary of group entities, against all liabilities and expenses arising as a result of work performed in their respective capacities, to the extent permitted by law. In accordance with section 300(9) of the Corporations Act 2001 further details have not been disclosed due to confidentiality provisions in the insurance contracts.

ROUNDING OF AMOUNTS

The parent entity is a company of the kind specified in Australian Securities and Investments Commission class order 98/0100. In accordance with that class order, amounts in the financial statements and the Directors' Report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

CORPORATE GOVERNANCE

The directors of TABCORP Holdings Limited support and adhere to the principles of corporate governance, recognising the need for the highest standard of corporate behaviour and accountability. A review of the company's corporate governance practices was undertaken during the year. As a result new practices were adopted and existing practices optimised to reflect industry best practice. The Corporate Governance statement is contained in the Annual Report.

This report has been signed in accordance with a resolution of directors.

M.B. Robinson AO
Chairman

Melbourne
13 August 2003

## STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2003

| | | Consolidated | |
|---|---|---|---|
| | Note | 2003 $'000 | 2002 $'000 |
| Total operating revenues | 3 | 1,900,681 | 1,933,052 |
| Other revenues from ordinary activities | 3 | 36,447 | 34,607 |
| **Revenues from ordinary activities** | 3 | 1,937,128 | 1,967,659 |
| Government taxes and levies | | (589,823) | (609,591) |
| Commissions and fees | | (415,961) | (428,629) |
| Employee costs | | (224,448) | (227,084) |
| Depreciation and amortisation | | (105,209) | (108,522) |
| Property rentals, rates and maintenance | | (32,155) | (23,024) |
| Computer costs | | (6,518) | (6,902) |
| Advertising and promotions | | (24,129) | (26,013) |
| Written down value of non-current assets sold | | (13,364) | (4,788) |
| Insurance costs | | (8,290) | (6,463) |
| Stock exchange expenses | | (142) | (111) |
| Professional and contract services | | (4,512) | (3,961) |
| Audit and review services | | (572) | (527) |
| Borrowing costs | | (52,629) | (56,009) |
| Other expenses from ordinary activities | | (87,095) | (82,640) |
| **Profit from ordinary activities before income tax expense** | | 372,281 | 383,395 |
| Income tax expense relating to ordinary activities | | (119,657) | (122,436) |
| **Net profit attributable to members of the parent entity** | | 252,624 | 260,959 |
| **Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity** | | (305) | - |
| **Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the parent entity** | | 252,319 | 260,959 |
| **Basic earnings per share (cents per share)** | 5 | 68.7 | 70.0 |
| **Diluted earnings per share (cents per share)** | 5 | 68.5 | 69.4 |
| Basic earnings per share (cents per share) (pre amortisation of goodwill) | 5 | 73.5 | 74.8 |
| Diluted earnings per share (cents per share) (pre amortisation of goodwill) | 5 | 73.3 | 74.2 |

# STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2003

| | Note | Consolidated 2003 $'000 | 2002 $'000 |
|---|---|---|---|
| **Current assets** | | | |
| Cash assets | | 118,789 | 126,843 |
| Receivables | | 9,762 | 9,505 |
| Inventories | | 4,688 | 4,638 |
| Other | | 25,141 | 21,431 |
| Total current assets | | 158,380 | 162,417 |
| **Non-current assets** | | | |
| Property, plant and equipment | | 759,212 | 802,313 |
| Intangible assets – licences | | 831,201 | 833,905 |
| Intangible assets – other | | 543,546 | 510,881 |
| Deferred tax assets | | 33,968 | 21,916 |
| Other | | 73,194 | 82,246 |
| Total non-current assets | | 2,241,121 | 2,251,261 |
| TOTAL ASSETS | | 2,399,501 | 2,413,678 |
| **Current liabilities** | | | |
| Payables | | 167,831 | 115,735 |
| Interest bearing liabilities | | 450,898 | 144,000 |
| Current tax liabilities | | 34,899 | 28,252 |
| Provisions | | 35,266 | 147,005 |
| Other | | 200 | 291 |
| Total current liabilities | | 689,094 | 435,283 |
| **Non-current liabilities** | | | |
| Payables | | – | 2,122 |
| Interest bearing liabilities | | 315,000 | 632,898 |
| Deferred tax liabilities | | 58,176 | 56,888 |
| Provisions | | 16,450 | 9,016 |
| Other | | 905 | 1,094 |
| Total non-current liabilities | | 390,531 | 702,018 |
| TOTAL LIABILITIES | | 1,079,625 | 1,137,301 |
| NET ASSETS | | 1,319,876 | 1,276,377 |
| **Equity** | | | |
| Contributed equity | | 1,137,766 | 1,226,366 |
| Retained profits | 6 | 182,110 | 50,011 |
| TOTAL EQUITY | | 1,319,876 | 1,276,377 |

# STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2003

| | Consolidated | |
|---|---|---|
| | 2003 $'000 | 2002 $'000 |
| **Cash flows from operating activities** | | |
| Net cash receipts in the course of operations | 1,935,489 | 1,975,264 |
| Payments to suppliers, service providers and employees | (832,640) | (835,363) |
| Payment of Government levies, betting taxes and GST | (550,292) | (573,150) |
| Interest received | 4,113 | 4,202 |
| Borrowing costs paid | (56,548) | (57,730) |
| Income tax (paid)/received | (121,755) | (98,517) |
| Net operating cash flows | 378,367 | 414,706 |
| **Cash flows from investing activities** | | |
| Loans pursuant to employee share plan | 12,688 | 6,039 |
| Payment for property, plant and equipment | (58,002) | (46,817) |
| Proceeds from sale of property, plant and equipment | 13,527 | 5,281 |
| Payment of merger costs | (2,229) | - |
| Other | 3,546 | 153 |
| Net investing cash flows | (30,470) | (35,344) |
| **Cash flows from financing activities** | | |
| Proceeds from borrowings | 314,000 | 280,000 |
| Repayment of borrowings | (325,000) | (442,133) |
| Dividends paid | (239,628) | (212,725) |
| Proceeds from issue of shares | 22,340 | - |
| Payment for share buy-back | (127,663) | (1,195) |
| Net financing cash flows | (355,951) | (376,053) |
| **Net increase in cash held** | (8,054) | 3,309 |
| **Cash at the beginning of the financial year** | 126,843 | 123,534 |
| **Cash at the end of the financial year** | 118,789 | 126,843 |

**Statement of Financial Performance**

Consolidated profit after tax (PAT) decreased by 3.2% in 2002/2003 to $252.6 million, from $261.0 million in 2001/2002. During the year, non-recurring items of $10.5 million unfavourable were incurred, compared to $1.7 million favourable in 2001/2002. Non-recurring items for 2002/2003 included surplus lease provisions of $6.3 million, restructure costs of $2.7 million and write-downs of assets within the Gaming Division's Queensland operation of $1.5 million. On a pre non-recurring items basis, PAT increased by 1.5% to $263.1 million.

The consolidated entity's total revenue decreased by 1.6%, from $1,967.7 million in 2001/2002 to $1,937.1 million in 2002/2003. Operating revenue fell by 1.7% to $1,900.7 million.

The decrease in operating revenue was due to:

- a 4.4% increase in Wagering Division revenue from $403.6 million in 2001/2002 to $421.3 million in 2002/2003, reflecting continued solid growth in the core racing business.
- a 7.6% decrease in Gaming Division revenue from $917.6 million in 2001/2002 to $848.1 million in 2002/2003 due to the impact of smoking bans introduced 1 September 2002.
- a 3.2% increase in Star City Division revenue from $611.9 million in 2001/2002 to $631.3 million in 2002/2003, due to a 2.0% increase in gaming revenue, combined with a 10.8% increase in non-gaming revenue.

Other revenues from ordinary activities rose by $1.8 million to $36.4 million in 2002/2003. 2001/2002 included higher Supertab commissions, with a $5.6 million penalty payment from the South Australian TAB for exiting the Supertab arrangement following its acquisition by UNiTAB Limited. This was offset by an $8.2 million increase in other revenue, primarily proceeds on the sale of freehold land owned by Star City.

Consolidated profit before interest, taxation and amortisation of goodwill (PBITA) decreased by 3.2% to $438.7 million in 2002/2003. The key factors in this performance were:

- a 0.4% increase in Wagering Division PBITA to $67.0 million. Before non-recurring items of $1.4 million unfavourable in 2002/2003, and $5.6 million favourable in 2001/2002, Wagering PBITA increased by 11.9% to $68.4 million.
- an 11.9% reduction in the Gaming Division PBITA to $208.2 million, principally due to a 7.6% decrease in operating revenue. Adjusting for non-recurring items of $4.8 million unfavourable in 2002/2003, Gaming PBITA decreased by 9.9% to $213.0 million.
- a 9.3% increase in the Star City Division PBITA to $174.9 million, reflecting an increase in operating revenue and continued operating cost efficiencies. Before non-recurring items of $8.2 million unfavourable in 2002/2003, and $3.2 million unfavourable in 2001/2002, Star City PBITA increased by 12.1% to $183.1 million.

Borrowing costs decreased by $3.4 million to $52.6 million as a result of lower average net debt levels, partially offset by higher interest rates.

The effective rate of income tax for the consolidated entity rose from 31.9% to 32.1% in 2002/2003, primarily due to the non-deductibility of the write-down of a property in Queensland during 2002/2003.

**Statement of Financial Position**

Changes in Assets

During the financial year the total assets of the consolidated entity decreased by $14.2 million to $2,399.5 million at 30 June 2003. This decrease was principally attributable to:

- a $43.1 million reduction in property, plant and equipment, with depreciation offsetting capital expenditure during the year.
- a $9.1 million reduction in other non-current assets, primarily due to the amortisation of rental in advance.

Offset by:

- a $32.7 million increase in intangible assets – other (goodwill and rights to management agreement), principally as a result of the purchase of the remaining 15% of the Leighton's management agreement for $53.0 million.
- a $12.1 million increase in deferred tax assets, primarily due to tax losses not utilised in 2002/2003.

Changes in Liabilities

Consolidated liabilities declined by $57.7 million in 2002/2003 to $1,079.6 million at 30 June 2003. This decrease was principally attributable to:

- a $119.4 million reduction in the provision for dividends, with a zero provision at 30 June 2003, reflecting a change in the accounting standards.

Offset by:

- a $55.4 million increase in creditors and accrued expenses, largely attributable to the accrual for the payment of the remaining 15% of the Leighton's management agreement.
- an $11.0 million drop in borrowings from $776.9 million at June 2002 to $765.9 million at June 2003.

The consolidated entity's net debt to equity ratio improved with a reduction from 50.9% at 30 June 2002 to 49.0% at 30 June 2003.

**Statement of Cash Flows**

Cash assets decreased by $8.1 million during the financial year, principally due to a reduction in cash flows from operating activities.

Cash Flows from Operating Activities

Cash flows from operating activities provided $378.4 million in 2002/2003, which was $36.3 million lower than that achieved in the previous financial year. The main features of this cash inflow were:

- a decrease of $39.8 million in net cash receipts in the course of operations, which was partially offset by a decrease of $2.7 million in payments to suppliers, service providers and employees and $22.9 million in the payment of state government taxes and levies and GST.
- net payments of interest decreased by $1.2 million due to the reduction in debt levels during 2002/2003.
- income tax payments, which rose by $23.2 million, primarily due to commencement of Star City paying tax after utilising tax losses during 2001/2002.

Cash Flows from Investing Activities

Cash flows used in investing activities declined by $4.9 million to $30.5 million. The main features of this reduction were:

- a repayment increase of $10.1 million in employee and executive loans.
- an $8.2 million increase in proceeds from the sale of property, plant and equipment, primarily the sale of the Goodman Fielder site at Star City.

Offset by:

- an $11.2 million increase in payments for property, plant and equipment.
- $2.2 million in Jupiters Limited merger costs.

Cash Flows from Financing Activities

The cash outflow of $356.0 million for financing activities in 2002/2003 was lower than the cash outflow of $376.1 million in the previous financial year. This resulted from:

- a $22.3 million increase in share issue proceeds.
- a reduction in the net repayment of borrowings to $11.0 million, down from $162.1 million in 2001/2002.

Offset by:

- a $26.9 million increase in dividend payments to $239.6 million in 2002/2003.
- a $126.5 million increase in share buy-back payments.

## NOTE 1 Accounting policies

This concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 'Concise Financial Reports' and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report. It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

## NOTE 2 Changes in accounting policies

The company has adopted the new Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' which has resulted in a change in the accounting for dividend provisions. Previously, the company recognised a provision for dividend as a liability based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the financial year by $119.408 million. In accordance with the new standard, no provision for dividend has been recognised for the financial year ended 30 June 2003. The change in accounting policy has had no effect on basic and diluted EPS.

The company has adopted the revised Accounting Standard AASB 1028 'Employee Benefits' which has resulted in a change in the accounting for annual leave. In accordance with the requirements of the revised standard, the liability for annual leave is now calculated using the remuneration rates the company expects to pay, including related on-costs when the liability is expected to be settled. The effect of the revised policy at the beginning of the financial year has been to:

- increase provision for employee benefits by $0.436 million (company: $0.081 million);
- decrease opening retained profits by $0.305 million (company: $0.057 million); and
- increase future income tax benefits by $0.131 million (company: $0.024 million).

| | Consolidated 2003 $'000 | Consolidated 2002 $'000 |
|---|---|---|
| **NOTE 3 Operating revenues** | | |
| Profit from ordinary activities has been determined after crediting the following revenues: | | |
| Total operating revenues | 1,900,681 | 1,933,052 |
| Other revenues | 36,447 | 34,607 |
| Total revenues from ordinary activities | 1,937,128 | 1,967,659 |
| **NOTE 4 Dividends** | | |
| Dividends recognised in the current year by the economic entity are: | | |
| (a) an interim dividend of 33.0 cents per share, franked to 100% with Class C (30%) franking credits, was paid on 2 April 2003 (2002: 31.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 28 March 2002) | 120,634 | 115,707 |
| (b) 2002 final dividend recognised when declared during the year of 32.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on on 27 September 2002 | 118,994 | - |
| (c) (2002: a final dividend of 32.0 cents per share, franked to 100% with Class C (30%) franking credits was provided for and payable 27 September 2002) | - | 119,408 |
| (d) (2002: a final dividend for 30 June 2001 of 26.0 cents per share applicable to shares issued on 30 August 2001 and 7 September 2001, franked to 100% with Class C (30%) franking credits was paid on 28 September 2001) | - | 224 |
| | 239,628 | 235,339 |
| Since the end of the financial year, the directors declared the following dividend: | | |
| Final – 34.0 cents per share, franked to 100% with Class C (30%) franking credits | 124,289 | - |

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2003 and will be recognised in subsequent financial reports.

| | Consolidated 2003 $'000 | Consolidated 2002 $'000 |
|---|---|---|

## NOTE 5 Earnings per share

Reconciliation of earnings used in calculating earnings per share:

| | 2003 $'000 | 2002 $'000 |
|---|---|---|
| **Basic earnings** | | |
| Profit from ordinary activities after related income tax expense | 252,624 | 260,959 |
| Earnings used in calculating basic earnings per share | 252,624 | 260,959 |
| Add goodwill amortisation | 17,955 | 17,952 |
| Earnings used in calculating basic earnings per share (pre amortisation of goodwill) | 270,579 | 278,911 |
| **Diluted earnings** | | |
| Profit from ordinary activities after related income tax expense | 252,624 | 260,959 |
| Add after-tax effect of interest on potential ordinary shares | 519 | – |
| Earnings used in calculating diluted earnings per share | 253,143 | 260,959 |
| Add goodwill amortisation | 17,955 | 17,952 |
| Earnings used in calculating diluted earnings per share (pre amortisation of goodwill) | 271,098 | 278,911 |

| Weighted average number of shares used as the denominator: | Consolidated 2003 Number | Consolidated 2002 Number |
|---|---|---|
| Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share | 367,957,969 | 373,051,931 |
| Add potential ordinary shares, being options granted on 7 October 2002 (2002: 1 July 1999) | 1,828,767 | 3,000,000 |
| Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share | 369,786,736 | 376,051,931 |

| | Consolidated 2003 $'000 | Consolidated 2002 $'000 |
|---|---|---|

## NOTE 6 Retained profits

| | 2003 $'000 | 2002 $'000 |
|---|---|---|
| Retained profits at the beginning of the financial year | 50,011 | 24,391 |
| Adjustment arising from adoption of new Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' | 119,408 | – |
| Adjustment arising from adoption of revised Accounting Standard AASB 1028 'Employee Benefits' | (305) | – |
| Dividend paid | (239,628) | (115,931) |
| Net profit attributable to members of the parent entity | 252,624 | 260,959 |
| Dividends provided | – | (119,408) |
| Retained profits at the end of the financial year | 182,110 | 50,011 |
| Retained profits are expected to be utilised as follows: | | |
| – Proposed dividend declared | 124,289 | – |
| – Retained | 57,821 | 50,011 |
| | 182,110 | 50,011 |

## NOTE 7 Segment information

The consolidated entity's primary format of segment reporting is on a business segment basis.
The consolidated entity has three main business segments:

- Wagering Totalizator and fixed odds betting on thoroughbred, harness, greyhounds and sporting and other events.
- Gaming Gaming machine operations in licensed clubs and hotels.
- Star City Star City Casino operations, including a hotel, apartment complex, theatres, restaurants and bars.

The consolidated entity's business segments are located in, and provide services to one geographical segment, Australia.

| | Wagering | Gaming | Star City | Segment Total | Unallocated | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **2003 Consolidated** | | | | | | | |
| Total operating revenues – external | 421,302 | 848,137 | 631,242 | 1,900,681 | | | 1,900,681 |
| Other revenues from ordinary activities – external | 12,747 | 2,145 | 16,831 | 31,723 | 4,724 | | 36,447 |
| Intersegment revenue | | | | – | | – | – |
| Revenues from ordinary activities | 434,049 | 850,282 | 648,073 | 1,932,404 | 4,724 | – | 1,937,128 |
| Segment result (pre amortisation of goodwill) | 67,042 | 208,175 | 174,914 | 450,131 | | | 450,131 |
| **Segment result** | **66,935** | **208,175** | **157,066** | **432,176** | **–** | **–** | **432,176** |
| Unallocated interest revenue | | | | | 4,173 | | 4,173 |
| Unallocated other revenue | | | | | 551 | | 551 |
| Unallocated interest expense | | | | | (52,629) | | (52,629) |
| Unallocated expenses | | | | | (11,990) | | (11,990) |
| Result from ordinary activities before income tax expense | 66,935 | 208,175 | 157,066 | 432,176 | (59,895) | – | 372,281 |
| Income tax expense | | | | | | | (119,657) |
| Net profit attributable to members of the parent entity | | | | | | | 252,624 |
| Depreciation and amortisation | 11,637 | 26,574 | 66,820 | 105,031 | | | |
| Non cash expenses other than depreciation and amortisation | 41,262 | 18,003 | 74,861 | 134,126 | | | |
| Segment assets | 262,202 | 551,303 | 1,537,667 | 2,351,172 | 62,814 | (14,485) | 2,399,501 |
| Segment liabilities | 65,498 | 21,112 | 120,221 | 206,831 | 887,279 | (14,485) | 1,079,625 |
| Acquisition of non-current assets | 22,984 | 17,529 | 15,396 | 55,909 | 162 | – | 56,071 |

NOTE 7 Segment information (continued)

| | Wagering | Gaming | Star City | Segment Total | Unallocated | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **2002 Consolidated** | | | | | | | |
| Total operating revenues - external | 403,610 | 917,569 | 611,873 | 1,933,052 | | | 1,933,052 |
| Other revenues from ordinary activities - external | 19,763 | 4,901 | 5,383 | 30,047 | 4,560 | | 34,607 |
| Intersegment revenue | | | 22 | 22 | | (22) | - |
| Revenues from ordinary activities | 423,373 | 922,470 | 617,278 | 1,963,121 | 4,560 | (22) | 1,967,659 |
| Segment result (pre amortisation of goodwill) | 66,788 | 236,278 | 160,049 | 463,115 | | | 463,115 |
| **Segment result** | **66,689** | **236,278** | **142,196** | **445,163** | **-** | **-** | **445,163** |
| Unallocated interest revenue | | | | | 4,103 | | 4,103 |
| Unallocated other revenue | | | | | 457 | | 457 |
| Unallocated interest expense | | | | | (56,009) | | (56,009) |
| Unallocated expenses | | | | | (10,319) | | (10,319) |
| Result from ordinary activities before income tax expense | 66,689 | 236,278 | 142,196 | 445,163 | (61,768) | - | 383,395 |
| Income tax expense | | | | | | | (122,436) |
| Net profit attributable to members of the parent entity | | | | | | | 260,959 |
| Depreciation and amortisation | 10,591 | 25,534 | 72,006 | 108,131 | | | |
| Non cash expenses other than depreciation and amortisation | 39,254 | 14,717 | 53,271 | 107,242 | | | |
| Segment assets | 211,902 | 624,919 | 1,529,246 | 2,366,067 | 52,659 | (5,048) | 2,413,678 |
| Segment liabilities | 63,744 | 21,589 | 52,264 | 137,597 | 1,004,752 | (5,048) | 1,137,301 |
| Acquisition of non-current assets | 19,403 | 17,087 | 10,227 | 46,717 | - | - | 46,717 |

For comparison with previous years' disclosure in which segment's profit before interest and tax (PBIT) had been stated on a full income and expense allocation basis excluding goodwill amortisation, the following segment result is disclosed:

| | Wagering | Gaming | Star City | Segment Total | Goodwill Amortisation | Consolidated |
|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **2003 Consolidated** | | | | | | |
| Segment result | 62,331 | 202,896 | 173,465 | 438,692 | (17,955) | 420,737 |
| **2002 Consolidated** | | | | | | |
| Segment result | 63,946 | 230,835 | 158,472 | 453,253 | (17,952) | 435,301 |

## NOTE 8 Contingent liabilities and contingent assets

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed.

The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

**Contingent liabilities**

(a) Parent entity
The parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and all the controlled entities which are a party to the deed, have guaranteed the repayment of all current and future creditors in the event any of these companies are wound-up.

(b) Charges
*(i) CCA*
Certain controlled entities have provided the NSW Casino Control Authority (CCA) with a fixed and floating charge over all of the assets and undertakings of each company to secure payment of all monies and the performance of all obligations which they have to the CCA. The charge has a value of $1.5 billion and ranks second behind the Commonwealth Bank of Australia charge under its facility agreement. Please refer to Note 39(b)(I) of the annual financial statements for further disclosure.

*(ii) Other*
The controlled entity which is a participant in the joint venture has entered into a deed of cross charge with its joint venture partner to cover the non payment of a called sum in the event of the joint venture incurring a loss. The charge is over undistributed and future earnings of the joint venture to the level of the unpaid call.

(c) Guarantee and indemnity
Certain controlled entities have entered into a guarantee and indemnity agreement in favour of the CCA whereby all parties to the agreement are jointly and severally liable for the performance of the obligations and liabilities of each company participating in the agreement with respect to agreements entered into and guarantees given. Please refer to Note 39(b)(I) of the annual financial statements for further disclosure.

(d) Legal challenges
There are outstanding legal actions between controlled entities and third parties as at 30 June 2003. The economic entity has notified its insurance carrier of all litigation, and believes that any damages (other than exemplary damages) that may be awarded against the economic entity, in addition to its costs incurred in connection with the action, will be covered by its insurance policies where such policies are in place. However, given the nature of insurance, no assurance can be given that any such claims are not likely to have a material adverse effect on the economic entity. In the case of possible actions which, due to the demise of an underwriter do not have insurance cover, the economic entity considers that, on the balance of probability, no material losses will arise. This position will be monitored and in the event that a loss becomes probable, an appropriate provision will be made.

(e) Banking facilities
A controlled entity has provided a bank guarantee to WorkCover NSW for the amount of $11.766 million (2002: $5.500 million) which is required under the entity's self-insurance licence.

(f) Tax audit
A controlled entity has been audited by the Australian Taxation Office (ATO). The ATO has identified an issue which relates to the deductibility of rent of $120 million prepaid in December 1994 in relation to the Star City Casino site. The primary tax in dispute in relation to deductions claimed to date is approximately $33 million. Under current Australian Accounting Standards, the current profit impact of the primary tax in dispute would be approximately $13 million, the balance having a statement of financial position impact only. On the basis of external advice and its assessment of the issue, TABCORP believes that the position taken in the income tax returns which have been lodged is correct.

(g) Undertakings – insurance deductible
Under the Casino Taxes Agreement, Star City is required to take out insurance in the name of the Casino Control Authority in respect of anticipated Weekly Duty and Community Benefit Levy arising out of partial or total loss or destruction of the premises. The Agreement allows for a $1 million deductible for each and every loss. Since the events of 11 September 2001, Star City has only managed to secure a 14-day loss deductible. Subsequent to 30 June 2003, TABCORP Holdings Limited has provided the CCA with a Deed of Undertaking to fund the shortfall of the difference between the current 14-day deductible and the $1 million required under the Casino Taxes Agreement. The directors believe this undertaking would not exceed $3–4 million for any one loss and believe such an event is remote.

(h) Jupiters Limited merger break costs
Under the terms of the Merger Implementation Agreement with Jupiters Limited, the economic entity may be liable to pay to Jupiters Limited break costs of $7.5 million as compensation if the merger does not proceed in certain circumstances. The economic entity considers such circumstances to be remote. Refer Note 8(k).

(i) Interest rate option agreements
During the year a controlled entity entered into options to enter into forward interest rate swap agreements. These instruments were entered into to provide the economic entity with the certainty that the interest rate applicable to a portion of the future debt associated with the proposed merger of Jupiters Limited will be able to be fixed within a known range of interest rates. The interest rate options expire in December 2003.

Under the interest rate option agreements, should the merger with Jupiters Limited not proceed, the agreements to enter into forward interest rate swaps may not be required. To the extent that the agreements are not entered into, the economic entity may be required to pay costs associated with closing out these agreements. Any amounts required to be paid will depend on the level of forward swap interest rates at that date.

## NOTE 8 Contingent liabilities and contingent assets (continued)

**Contingent assets**

(j) Sale of land

During the year, a controlled entity disposed of land owned at 50 Union Street, Pyrmont. Proceeds of $12.3 million were received in February 2003. Part of the sale agreement includes an additional amount which is dependent upon the purchaser being able to seek an approved Development Application (DA) from Planning NSW to develop to a specified net lettable rent area. The additional payment cannot be reliably measured and no such approval has been received to date.

(k) Jupiters Limited merger break costs

Under the terms of the Merger Implementation Agreement with Jupiters Limited, Jupiters Limited may be liable to pay to the economic entity break costs of $12.2 million as compensation if the merger does not proceed in certain circumstances. The economic entity considers such circumstances to be remote. Refer Note 8(h).

## NOTE 9 Events subsequent to reporting date

(a) Showboat Leighton Partnership

Following the purchase of the remaining 15% of Sydney Casino Management (SCM) on 30 June 2003 from Leighton Property Development Pty Limited, the Showboat Leighton Partnership will be dissolved, subject to the approval of the New South Wales Department of Gaming and Racing. Under the Sale Agreement, once this approval has been granted, the rights of SCM under the Casino Management Agreement will be novated across to a controlled entity, Showboat Australia Pty Limited.

(b) Deed of Undertaking to Casino Control Authority

Subsequent to 30 June 2003, TABCORP Holdings has provided a Deed of Undertaking as denoted in Note 8(g).

(c) Dividends

Since 30 June 2003, the directors have declared a dividend of 34 cents per ordinary share. This has the effect of reducing retained earnings and increasing current liabilities by $124.289 million (refer Note 4).

# DIRECTORS' DECLARATION

In the opinion of the directors of TABCORP Holdings Limited the accompanying concise financial report of the consolidated entity, comprising TABCORP Holdings Limited and its controlled entities for the year ended 30 June 2003:

(a) has been derived from or is consistent with the full financial report for the financial year; and

(b) complies with Accounting Standard AASB 1039 'Concise Financial Reports'.

Made in accordance with a resolution of directors.

M.B. Robinson AO
Chairman

Melbourne, 13 August 2003

# INDEPENDENT AUDIT REPORT TO MEMBERS OF TABCORP HOLDINGS LIMITED

**Scope**

The concise financial report and directors' responsibility
The concise financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for TABCORP Holdings Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during the year.

The directors of the company are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 'Concise Financial Reports', in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit Approach
We conducted an independent audit on the concise financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 'Concise Financial Reports'.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.

We have also performed an independent audit of the full financial report of the company for the year ended 30 June 2003. Our audit report on the full financial report was signed on 13 August 2003, and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

**Independence**

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the full and concise financial reports, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.

**Audit opinion**

In our opinion, the concise financial report of TABCORP Holdings Limited complies with Accounting Standard AASB 1039 'Concise Financial Reports'.

Ernst & Young

Mary B Waldron
Partner

Melbourne, 13 August 2003

FIVE YEAR REVIEW

| | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 |
| Wagering, Gaming & Star City revenue | 1,900,681 | 1,933,052 | 1,812,959 | 1,595,831 | 1,066,165 |
| EBITDA | 525,946 | 543,824 | 478,464 | 421,287 | 254,748 |
| PBIT | 420,737 | 435,301 | 365,067 | 326,219 | 220,135 |
| Profit after income tax | 252,624 | 260,959 | 187,682 | 174,780 | 143,341 |
| Profit after income tax (pre goodwill) | 270,579 | 278,911 | 205,775 | 187,476 | 143,341 |
| Dividend | 244,923 | 235,339 | 189,901 | 174,639 | 130,884 |
| Cash and deposits | 118,789 | 126,843 | 123,534 | 91,019 | 84,816 |
| Other current assets | 39,591 | 35,574 | 29,880 | 30,459 | 9,958 |
| Licences/Management Agreement Rights | 1,081,845 | 1,033,734 | 1,038,529 | 1,043,332 | 597,472 |
| Goodwill | 292,902 | 311,052 | 329,846 | 346,094 | – |
| Other non-current assets | 866,374 | 906,475 | 980,186 | 1,060,303 | 199,396 |
| Total assets | 2,399,501 | 2,413,678 | 2,501,975 | 2,571,207 | 891,642 |
| Current interest-bearing liabilities | 450,898 | 144,000 | 229,052 | 196,871 | 38,000 |
| Other current liabilities | 238,196 | 291,283 | 252,123 | 287,267 | 211,412 |
| Non current interest-bearing liabilities | 315,000 | 632,898 | 710,000 | 780,154 | – |
| Other non-current liabilities | 75,531 | 69,120 | 67,590 | 68,851 | 15,027 |
| Total liabilities | 1,079,625 | 1,137,301 | 1,258,765 | 1,333,143 | 264,439 |
| Shareholders' funds | 1,319,876 | 1,276,377 | 1,243,210 | 1,238,064 | 627,203 |
| Capital expenditure | 56,436 | 47,230 | 46,672 | 67,715 | 97,101 |
| | cents | cents | cents | cents | cents |
| Earnings per share – pre goodwill | 73.5 | 74.8 | 55.3 | 53.7 | 47.1 |
| Earnings per share – post goodwill | 68.7 | 70.0 | 50.4 | 50.1 | 47.1 |
| Dividend per share | 67.0 | 63.0 | 51.0 | 47.0 | 43.0 |
| Operating cash flow per share | 90.7 | 100.0 | 65.7 | 60.5 | 39.1 |
| Return on shareholders' funds (post goodwill) | 18.8% | 19.0% | 14.1% | 15.6% | 18.8% |
| Net assets per share | $3.61 | $3.42 | $3.34 | $3.33 | $2.06 |
| **Operating revenue** | $'000 | $'000 | $'000 | $'000 | $'000 |
| Wagering | 421,302 | 403,610 | 380,339 | 363,107 | 352,967 |
| Gaming | 848,137 | 917,569 | 846,349 | 794,348 | 713,198 |
| Star City | 631,242 | 611,873 | 586,271 | 438,376 | – |
| Total | 1,900,681 | 1,933,052 | 1,812,959 | 1,595,831 | 1,066,165 |

EBITDA - Earnings before interest, tax, depreciation and amortisation
PBIT - Profit before interest and tax

**Share capital**
TABCORP has on issue 365,556,521 fully paid ordinary shares.

The company conducted an on market share buy-back between 10 May 2002 and 17 December 2002, for which a total of 11,278,081 shares were bought back and subsequently cancelled for a total consideration of $128,729,792.87 (excluding brokerage calculated at 0.1%). The buy-back was undertaken as part of TABCORP's policy to maximise returns to shareholders and formed part of the company's efficient capital management strategy. There is not currently any share buy-back in respect of the company's shares.

**Substantial shareholders**
The following substantial shareholder notices have been lodged in accordance with section 671B of the Corporations Act 2001:

| Name | Date of interest | Number of ordinary shares[1] | % of issued capital[2] |
|---|---|---|---|
| Maple-Brown Abbott Limited | 31 July 2003 | 30,308,972 | 8.29 |
| Perpetual Trustees Australia Limited | 5 December 2002 | 30,073,434 | 8.16 |
| UBS Nominees Pty Ltd | 16 June 2003 | 22,513,668 | 6.16 |

[1] as disclosed in last notice lodged.
[2] the percentage set out in the notice is calculated on the total issued share capital of the company at the date of change in interest.

**Distribution of shareholdings**

| Number of shares held | Number of holders | % of holders | Number of ordinary shares | % of issued capital |
|---|---|---|---|---|
| 1 – 1,000 | 49,753 | 62.91 | 30,842,336 | 8.44 |
| 1,001 – 5,000 | 25,919 | 32.77 | 60,204,584 | 16.47 |
| 5,001 – 10,000 | 2,302 | 2.91 | 17,397,417 | 4.76 |
| 10,001 – 100,000 | 990 | 1.25 | 23,729,305 | 6.49 |
| 100,001 and over | 119 | 0.15 | 233,382,879 | 63.84 |
| Total | 79,083 | 100.00 | 365,556,521 | 100.00 |

**Voting rights**
All shares issued by TABCORP Holdings Limited carry one vote per share. Part 4 of the Gaming and Betting Act 1994 and Rules 134 to 142 of the company's Constitution contain certain restrictions in relation to shareholding interests. Failure to comply with certain provisions of the Gaming and Betting Act or the Constitution can result in suspension of voting rights.

**Twenty largest shareholders***

| Name | Number of ordinary shares | % of issued capital |
|---|---|---|
| J P Morgan Nominees Australia Limited | 39,796,277 | 10.89 |
| National Nominees Limited | 39,348,227 | 10.76 |
| Westpac Custodian Nominees Ltd | 38,697,326 | 10.59 |
| RBC Global Services Australia Nominees Pty Limited | 37,703,080 | 10.31 |
| Citicorp Nominees Pty Limited | 10,145,553 | 2.78 |
| Commonwealth Custodial Services Limited | 8,050,048 | 2.20 |
| Queensland Investment Corporation | 7,220,987 | 1.98 |
| ANZ Nominees Limited | 5,367,929 | 1.47 |
| Cogent Nominees Pty Limited | 5,131,953 | 1.40 |
| HSBC Custody Nominees (Australia) Limited | 4,769,851 | 1.30 |
| AMP Life Limited | 3,844,478 | 1.05 |
| IOOF Investment Management Ltd | 1,733,254 | 0.47 |
| Invia Custodian Pty Limited | 1,683,315 | 0.46 |
| NRMA Nominees Pty Limited | 1,656,162 | 0.45 |
| UBS Warburg Private Clients | 1,605,140 | 0.44 |
| Merrill Lynch (Australia) Nominees Pty Ltd | 1,395,401 | 0.38 |
| Australian United Investment Co Limited | 1,190,000 | 0.33 |
| Perpetual Trustee Co Ltd (Hunter) | 1,059,844 | 0.29 |
| PSS Board | 1,048,470 | 0.29 |
| Government Superannuation Office | 1,036,170 | 0.28 |
| Total of top twenty shareholders | 212,483,465 | 58.13 |

* On a grouped basis

**Marketable Parcel**
There were 114 shareholders holding less than a marketable parcel ($500) based on a market price of $11.40 at the close of trading on 21 August 2003.

**Shareholding Restrictions**
On 19 June 2002, Royal Assent was given to the Gaming Legislation (Amendment) Act, enabling TABCORP's individual shareholder restriction to be increased from 5% to 10%, and removing the previous 40% foreign ownership restriction.

SHAREHOLDER ENQUIRIES
Investors seeking information about their shareholding should contact the company's Share Registry. Shareholders should have their Shareholder Reference Number (SRN) available to assist in responding to their enquiries.

TABCORP's Share Registry
ASX Perpetual Registrars Limited
GPO Box 1736P, Melbourne Vic 3001
Telephone: 03 9615 9999
Toll Free: 1300 665 661
Facsimile: 03 9615 9900
Facsimile: 03 9615 9744 (proxy forms only)
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

SHARE REGISTRY ON-LINE AT www.asxperpetual.com.au
The Share Registry's website allows shareholders to check their current and previous holding balances. Shareholders can also check and update their annual report election and Tax File Number (TFN) or Australian Business Number (ABN). There are also a number of forms that can be downloaded to advise a change of address or change of direct credit details for dividend payments.

GENERAL ENQUIRIES ABOUT TABCORP
If you would like more information about the company, you are invited to contact:

TABCORP's Shareholder Relations Manager
Telephone: 03 9868 2779
Facsimile: 03 9868 2726
Email: investor@tabcorp.com.au
Website: **www.tabcorp.com.au**

TABCORP ON THE WEB AT www.tabcorp.com.au
Investor information is available on TABCORP's website. This website includes key Australian Stock Exchange announcements, Annual and Half-Yearly Reports and general company information.

STOCK EXCHANGE LISTING
The company's shares are listed on the Australian Stock Exchange under the code 'TAH'. Trading information is published in daily newspapers.

AMERICAN DEPOSITARY RECEIPTS
The company's shares are traded in sponsored American Depositary Receipts (ADR) form in the United States of America. ADR holders receive all information sent to shareholders and receive their dividends in US dollars. Each ADR represents 10 TABCORP ordinary shares. Enquiries about ADRs should be made to:

Anita Sung
Assistant Vice President
The Bank of New York – ADR Division
101 Barclay Street, New York 10286 USA
Telephone: +212 815 8161
Telephone: 1 888 BNY ADRs (shareholder relations, US residents)
Telephone: +1 610 312 5315 (shareholder relations, non US residents)
Facsimile: +212 571 3050
Website: www.adrbny.com

REMOVAL FROM THE ANNUAL REPORT MAILING LIST
Shareholders who do not wish to receive the Annual Report or Half-Yearly Report should advise the company's Share Registry in writing. The last six Annual Reports are currently available from the company's website. This report and future reports will be made available on the website shortly after being mailed to shareholders.

CHANGE OF ADDRESS
Shareholders should advise the Share Registry immediately in writing as soon as there is a change to their address, or bank account details if required for dividend payment purposes. Broker sponsored shareholders should advise their sponsoring broker.

DIRECT CREDIT OF DIVIDENDS
Dividend payments may be credited into a nominated account with a financial institution in Australia. You should advise the Share Registry in writing of your details. Recent dividend payments are detailed in the Directors' Report.

DIVIDEND REINVESTMENT PLAN (DRP)
TABCORP's DRP has previously been inoperative, however a new DRP will commence operation for the next interim dividend.

TAX FILE NUMBER (TFN)/AUSTRALIAN BUSINESS NUMBER (ABN)
The company is obliged to deduct tax at the top marginal rate plus Medicare levy from any unfranked or partially franked dividends paid to Australian resident shareholders who have not supplied their TFN, ABN or exemption details. For those shareholders who have not provided this information and would like to do so, please contact the company's Share Registry.

CONSOLIDATION OF SHAREHOLDINGS
If you have received more than one Annual Report for the same shareholding, please contact the company's Share Registry to consolidate your details into a single shareholding.

PRIVACY
TABCORP respects the privacy of its stakeholders. TABCORP's Privacy Policy is available on our website at **www.tabcorp.com.au**

INVESTMENT WARNING
Past performance of shares is not necessarily a guide to future performance. The value of investments and any income from them is not guaranteed and can fall as well as rise. TABCORP strongly recommends investors seek independent professional advice before making investment decisions.

KEY DATES

| **2003** | **Date** |
|---|---|
| Annual General Meeting (at Star City, Sydney) | 30 October |
| **2004*** | |
| Half-year results announcement | 19 February |
| Ex-dividend for interim dividend | 25 February |
| Record date for interim dividend | 2 March |
| Interim dividend payment | 6 April |
| End of financial year | 30 June |
| Full-year results announcement | 12 August |
| Ex-dividend for final dividend | 18 August |
| Record date for final dividend | 24 August |
| Final dividend payment | 30 September |
| Annual General Meeting | 28 October |

* These dates may change. See the company's website for updates.

DISCLOSING INFORMATION
TABCORP immediately informs the Australian Stock Exchange of anything that may affect the company's share price.

## WEBSITE

The company's website quickly and conveniently keeps shareholders informed about TABCORP's activities and its performance. The Annual and Half Yearly reports to shareholders, interim and preliminary results, webcasts of results and AGM presentations, major news releases and other company statements are available on the website. There is also a link to the on-line share registry facility that enables shareholders to conduct standard enquiries and transactions.


TABCORP
www.tabcorp.com.au
About TABCORP
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Website Information
Share Registry
On-line Share Registry
Click here to access the on-line share registry facility.
Shareholders can use the on-line share registry facility to conduct standard shareholding enquiries and transactions, including:
• Shareholding balances
• Annual report elections
• Dividend instructions and elect to receive payments by direct credit
• Tax File Number / Australian Business Number notification
• Change of registered address
• Name correction request
If you are unsure about anything regarding your shareholding please contact the share registry.
Help us save paper and costs
Shareholders are encouraged to use the on-line share registry facility to quickly and accurately update their details and reduce the impact on the environment and cost associated with printing and sending annual reports, dividend cheques and other materials by mail.
Annual Report
Shareholders can elect not to receive a printed copy of the company's annual report and half yearly report. The annual report and all major company announcements are available on this website. All shareholders will continue to receive notice of meetings, proxy forms and other correspondence. Make your selection using the on-line share registry facility.

## MAJOR ANNOUNCEMENTS

All major company announcements can be found on the company's website at **www.tabcorp.com.au** following their release to the Australian Stock Exchange. The major company announcements since the previous annual report are:

| **2003** | **Subject** |
|---|---|
| 13 August | Full Year Results – net profit after tax (excluding non-recurring items) up 1.5% to $263.1 million |
| 30 June | TABCORP acquires Leighton's 15% interest in Star City Management Agreement |
| 12 June | Jupiters and TABCORP finalise merger terms |
| 11 June | Appointment of Mr Mohan Jesudason as Executive General Manager – Gaming |
| 6 June | Response to newspaper article in relation to possible extension of TABCORP'S Victorian licences |
| 15 May | Smoking bans will impact full year profits |
| 15 May | Merger of Jupiters and TABCORP progress update |
| 5 March | Merger of Jupiters and TABCORP |
| 19 February | Half Year Results – net profit after tax (excluding non-recurring items) up 4.7% to $134.1 million |
| 5 February | TABCORP denies share placement rumour |
| 10 January | Merger discussions with Jupiters |

| **2002** | |
|---|---|
| 4 December | TABCORP'S revenue growth impacted by smoking bans |
| 2 December | David Elmslie to replace Mr Simpson as Chief Finance Officer |
| 21 November | TABCORP responds to Australian Labor Party gambling policy |
| 11 November | Victorians bet in record numbers on Melbourne Cup Carnival |

# COMPANY DIRECTORY

**Directors**
[illegible] (Chairman)
[illegible] (Managing Director & Chief Executive Officer)
[illegible] (Deputy Chairman)
[illegible]
[illegible]
[illegible]
[illegible]

**Company Secretary**
[illegible]

**Registered Office**
Tabcorp Holdings Limited
5 Bowen Crescent
[illegible]
[illegible]
Telephone: [illegible]
Facsimile: [illegible]
[illegible]

**Website**
www.tabcorp.com.au

**Share Registry**
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]

**Independent Auditors**
[illegible]
[illegible]

**Stock Exchange Listing**
[illegible]

# AUSTRALIA'S PREMIER GAMBLING AND ENTERTAINMENT GROUP

TABCORP CONDUCTS WAGERING, GAMING AND HOSPITALITY ACTIVITIES IN EASTERN AUSTRALIA UNDER THE TAB (IN VICTORIA), TABARET, STAR CITY, TAB SPORTSBET, FOOTYTAB AND TRACKSIDE BRANDS. THE COMPANY EMPLOYS 5,000 PEOPLE AND TRADES ON THE ASX UNDER THE SYMBOL TAH.

TAB footytab tab sportsbet TRACKSIDE

Club KENO StarCity SYDNEY TABARET

TABCORP



TABCORP

# TABCORP HOLDINGS LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

ACN 063 780 709

Contents

## DIRECTORS' REPORT

The Board of Directors of TABCORP Holdings Limited has pleasure in submitting the statement of financial position of the company and the economic entity in respect of the financial year ended 30 June 2003, and the related statement of financial performance and statement of cash flows for the year then ended.

### BOARD OF DIRECTORS

The names and details of the directors in office at the date of this report are set out below.

**M.B. Robinson AO**

Chairman and non-executive director since June 1994

Michael Robinson is a Partner of the law firm, Allens Arthur Robinson. He was the Senior Partner of Arthur Robinson & Hedderwicks 1996–2001 and was its Managing Partner 1980–1988. Mr Robinson is Chairman of the Bionic Ear Institute, a Trustee of the Epworth Medical Foundation and a director of the Asia Society AustralAsia Centre, the National Australia Day Council, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. He is Chairman of the TABCORP Nomination Committee and is a member of the TABCORP Audit, Remuneration and Compliance Committees.

**M.J. Slatter**

Managing Director and Chief Executive Officer since October 2002

Matthew Slatter commenced as Managing Director and Chief Executive Officer in October 2002. Mr Slatter was previously Chief Finance Officer and director of AXA Asia Pacific Holdings Limited since July 2000 and has over 20 years experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and The National Bank of New Zealand.

**A.G. Hodgson**

Deputy Chairman and non-executive director since June 1994

Tony Hodgson was the co-founder and was formerly Senior Partner of the chartered accounting firm Ferrier Hodgson and is a Consultant to the firm. Mr Hodgson is Chairman of HSBC Asset Management (Australia) Limited and Chairman of the Advisory Board to the Victorian Rugby Union. Mr Hodgson is also a director of Coles Myer Ltd, HSBC Bank Australia Limited, Presidents Club Ltd and Collins Associates Ltd. Mr Hodgson is Chairman of the TABCORP Audit Committee and a member of the TABCORP Nomination Committee.

**P.G. Satre**

Non-executive director since June 2000

Phil Satre is Chairman of Harrah's Entertainment, Inc., one of the world's largest gambling companies. Mr Satre is also a director of the Gaming Entertainment Research and Education Foundations and the American Gaming Association. He is a director of JDN Realty Company.

**P.H. Wade**

Non-executive director since June 1994

Peter Wade was Managing Director of North Broken Hill Peko Limited until his retirement in 1993. He is Chairman of CSL Limited. Mr Wade is Chairman of the TABCORP Remuneration Committee and the TABCORP Staff Superannuation Fund. He is also a member of the TABCORP Audit Committee.

**R.F.E. Warburton**

Non-executive director since June 2000

Richard Warburton was formerly Chairman of Star City Holdings Limited. He is currently Chairman of Caltex Australia Limited and the Board of Taxation. Mr Warburton is also a director of Southcorp Limited and Nufarm Limited. He is a member of the TABCORP Remuneration and Nomination Committees.

**W.V. Wilson**

Non-executive director since June 1994

Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978. In 1980 Mr Wilson became the executive director responsible for all betting and lottery activity. He retired from the Club in January 1994. Mr Wilson is a Board member of the South Australian Forestry Corporation, and a Partner in the Ramada Pier Hotel at Glenelg in South Australia. He is Chairman of the TABCORP Compliance Committee.

### CHANGES TO THE BOARD'S COMPOSITION

Mr M.J. Slatter commenced as Managing Director and Chief Executive Officer on 8 October 2002. Messrs I.R. Wilson, formerly Managing Director and Chief Executive Officer, and D.J. Simpson, formerly Finance Director, ceased as directors on 31 August 2002 and 21 February 2003 respectively. All other directors held their position as a director throughout the entire financial year and continue to hold that position.

## DIRECTORS' INTERESTS

At the date of this report, the relevant interests of the directors in the shares, options or other instruments of the companies within the economic entity, as notified by the directors to the Australian Stock Exchange in accordance with Section 205G(1) of the Corporations Act 2001, are:

| | TABCORP Holdings Limited | |
|---|---|---|
| Name | Ordinary Shares | Options |
| M.B. Robinson | 45,000 | - |
| M.J. Slatter | 500,000[1] | 2,500,000[2] |
| A.G. Hodgson | 100,000 | - |
| P.G. Satre | 4,000 | - |
| P.H. Wade | 30,000 | - |
| R.F.E. Warburton | 12,500 | - |
| W.V. Wilson | 50,000 | - |

(1) Mr M.J. Slatter was provided with a loan to acquire 500,000 ordinary shares on the terms and conditions set out in the rules of the TABCORP Senior Executive Long Term Incentive Plan previously approved by shareholders.
(2) 2,500,000 options with an exercise price of $12.61 per share were issued to Mr M.J. Slatter (see Directors' and Officers' Remuneration section of this report).

## DIRECTORS' MEETINGS

During the year the Company held 14 meetings of the Board of Directors. The attendances of the Directors at meetings of the Board and its Committees were:

| | Board of Directors | | Audit Committee | | Compliance Committee | | Remuneration Committee | |
|---|---|---|---|---|---|---|---|---|
| Name | Attended | Maximum possible | Attended | Maximum possible | Attended | Maximum possible | Attended | Maximum possible |
| M.B. Robinson | 14 | 14 | 5 | 5 | 2 | 2 | 6 | 6 |
| M.J. Slatter | 11 | 11 | - | - | - | - | - | - |
| A.G. Hodgson | 13 | 14 | 5 | 5 | - | - | - | - |
| P.G. Satre | 13 | 14 | - | - | - | - | - | - |
| P.H. Wade | 13 | 14 | 4 | 5 | - | - | 6 | 6 |
| R.F.E. Warburton | 14 | 14 | - | - | - | - | 6 | 6 |
| W.V. Wilson | 13 | 14 | - | - | 2 | 2 | - | - |
| D.J. Simpson | 8 | 8 | - | - | - | - | - | - |
| I.R. Wilson | 2 | 2 | 1 | 1 | - | - | 1 | 1 |

In addition to the scheduled Board meetings, the Board meets as needs dictate.

The details of the functions and memberships of the Committees of the Board are presented in the Corporate Governance section of this Annual Report.

## DIRECTORS' AND OFFICERS' REMUNERATION

Remuneration of directors and senior executives of the company is determined by the Remuneration Committee. Remuneration is determined as part of an annual performance review, having regard to market factors, a performance evaluation process and independent remuneration advice. For executive directors and officers, remuneration packages generally comprise salary, a performance based bonus and superannuation. Executives are also provided with longer-term incentives through the Senior Executive Long Term Incentive Plan and the General Employee Share Plan, which act to align the executives' actions with the interests of the shareholders. Non-executive directors are not entitled to performance based bonuses.

At the 2002 Annual General Meeting, shareholders noted that Mr M.J. Slatter had been granted 2,500,000 options to acquire ordinary shares in TABCORP Holdings Limited with an exercise price of $12.61 per share. One million of these options expire no later than 7 October 2010 and will vest only if certain annual and cumulative benchmarks are achieved. The remaining options vested immediately and will expire on 7 October 2005.

During the financial year, Mr I.R. Wilson exercised 2,194,500 options to acquire fully paid ordinary shares in TABCORP Holdings Limited at an exercise price of $10.18.

Mr I.R. Wilson had 805,500 remaining options, which could only be exercised if the company achieved specified performance benchmarks for the period 1 July 1999 to 30 June 2003. As these benchmarks were not achieved, none of these options could be exercised and have now lapsed.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the company, other than through exercise of the options.

The remuneration provided to directors and the five most highly remunerated officers of the company and the economic entity is as follows:

| | Emoluments[1] | Performance Based Bonus | Super-annuation | Retirement Benefits[2] | Benefits | FBT Payable | Options[3] | Loans[4] | Total (with Retirement Benefits) | Total[5] |
|---|---|---|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ |
| **Directors** | | | | | | | | | | |
| M.B. Robinson | 276,250 | | 10,519 | 53,316 | | | | | 340,085 | 286,769 |
| M.J. Slatter | 778,682 | 175,000 | 76,125 | | 1,331 | 1,253 | 1,615,043[6] | 30,254 | 2,677,688 | 2,677,688 |
| A.G. Hodgson | 160,000 | | 10,519 | 30,240 | | | | | 200,759 | 170,519 |
| P.G. Satre | 109,000 | | | 71,060 | | | | | 180,060 | 109,000 |
| P.H. Wade | 121,250 | | 10,210 | 26,675 | | | | | 158,135 | 131,460 |
| R.F.E. Warburton | 106,250 | | 9,563 | 89,100 | | | | | 204,913 | 115,813 |
| W.V. Wilson | 112,500 | | 9,985 | 21,825 | | | | | 144,310 | 122,485 |
| I.R. Wilson[7] | 930,839 | 167,182 | | | 167,349 | 157,780 | 441,289[8] | 119,051 | 1,983,490 | 1,983,490 |
| D.J. Simpson[9] | 261,794 | | 76,692 | | 26,945 | 27,555 | | 18,332 | 411,318 | 411,318 |
| **Senior Executives – Economic Entity** | | | | | | | | | | |
| D. Banks | 590,099 | 65,346 | 150,758 | | 42,178 | 39,817 | | 24,600 | | 912,798 |
| P.R. Broberg | 379,879 | 27,925 | 92,525 | | 34,733 | 35,422 | | 19,269 | | 589,753 |
| D.E. Elmslie | 461,802 | 25,053 | 107,583 | | 34,660 | 35,362 | | 31,388 | | 695,848 |
| M.J. Piggott | 398,940 | 73,059 | 103,835 | | 34,605 | 32,856 | | 30,594 | | 673,889 |
| J.C. Read | 302,012 | 24,300 | 80,516 | | 35,342 | 33,527 | | 12,203 | | 487,900 |
| **Senior Executives – Company** | | | | | | | | | | |
| P.R. Broberg | 379,879 | 27,925 | 92,525 | | 34,733 | 35,422 | | 19,269 | | 589,753 |
| P. H. Caillard | 208,803 | 16,314 | 38,786 | | 18,874 | 18,932 | | 14,830 | | 316,539 |
| D.E. Elmslie | 461,802 | 25,053 | 107,583 | | 34,660 | 35,362 | | 31,388 | | 695,848 |
| R.E. Preston | 206,794 | 10,938 | 38,786 | | 20,019 | 20,217 | | 16,480 | | 313,234 |
| J.C. Read | 302,012 | 24,300 | 80,516 | | 35,342 | 33,527 | | 12,203 | | 487,900 |

(1) Salaries for executive directors and senior executives include accruals for annual and long service leave.
(2) Accrual for retirement benefits for non-executive directors approved by the company's shareholders on 10 November 1999.
(3) Each option entitled the holder to purchase one ordinary share in the company.
(4) Cost to company to provide low interest/interest free loan(s).
(5) Total excludes retirement benefits for non-executive directors.
(6) Mr M.J. Slatter was appointed on 8 October 2002. The estimated value ($1,615,043) disclosed above is calculated at the date of grant using the following methodologies. 1,500,000 options expire on 7 October 2005 and were granted in consideration of contractual entitlements Mr Slatter had with his previous employer. The estimated value ($1,394,893) is calculated using a Standard Binomial model. 1,000,000 options expire no later than 7 October 2010. The ability to exercise these options is conditional on the economic entity achieving certain performance hurdles. The estimated value ($220,150) is calculated using a Monte Carlo Simulation-based model.
(7) Mr I.R. Wilson retired on 31 August 2002. Emolument includes salary paid to retirement, payment on retirement and annual leave accrued to cessation.
(8) These options have lapsed subsequent to 30 June 2003 as the performance hurdles relating to them have not been met. Estimated value disclosed above is calculated at the date of grant using a Monte Carlo Simulation-based model.
(9) Mr D.J. Simpson retired on 21 February 2003.

## SHARE OPTIONS

The only options on issue are the 2,500,000 options issued to Mr M.J. Slatter (see the Directors' and Officers' Remuneration section of this report above).

## EMPLOYEE SHARE OWNERSHIP PLAN

During the financial year, 477,700 shares were issued to employees pursuant to the TABCORP General Employee Share Plan ('the Plan') previously approved by shareholders. Employees who acquire shares under the Plan are provided with an interest free loan to acquire the shares and are obliged to repay the loan by way of deduction from their after tax wage or salary in equal instalments over five years. The company's security for each of these loans is limited to the shares acquired with that particular loan under the Plan. The company also operates a separate Senior Executive Long Term Incentive Plan which is referred to in the Directors' and Officers' Remuneration section. During the financial year, 1,196,500 shares were issued to senior executives under this plan (including the 500,000 shares to Mr M.J. Slatter referred to above).

## CORPORATE INFORMATION

TABCORP Holdings Limited is a company limited by shares that is incorporated and domiciled in Australia. The registered office of TABCORP Holdings Limited is 5 Bowen Crescent, Melbourne, Victoria 3004, Australia.

## PRINCIPAL ACTIVITIES

The principal activities of the economic entity during the financial year comprised the provision of leisure and entertainment services (particularly in relation to gambling). The principal activities remain unchanged from the previous year.

## RESULTS

Consolidated profit after income tax of the economic entity for the financial year was $252.6 million which was 3.2% below the previous financial year. The economic entity generated profit before interest, taxation and amortisation of goodwill of $438.7 million, which was 3.2% below the previous financial year. It generated operating revenue of $1,900.7 million, which was 1.7% below the operating revenue achieved in the previous financial year.

## DIVIDENDS

The following dividends (including special dividends) have been paid, declared or recommended since the end of the preceding financial year by the parent entity:

| | $'000 |
|---|---|
| Final fully franked dividend for 2002 of 32.0 cents per share on ordinary shares as declared by the directors on 15 August 2002 and paid on 27 September 2002. | 118,994 |
| Interim fully franked dividend for 2003 of 33.0 cents per share on ordinary shares as declared by the directors on 19 February 2003 and paid on 2 April 2003. | 120,634 |
| Final fully franked dividend for 2003 of 34.0 cents per share on ordinary shares as declared by the directors on 13 August 2003 payable on 1 October 2003. | 124,289 |

Further information regarding dividends may be found in Note 5 of the consolidated financial statements.

## REVIEW OF OPERATIONS

The economic entity achieved profit after tax for the year of $252.6 million which was 3.2% behind last year. During the year, the economic entity's total operating revenue fell by 1.7% to $1,900.7 million. Basic earnings per share were 68.7 cents, down 1.9% on the previous corresponding period.

A final dividend of 34 cents per ordinary share has been declared. The dividend will be fully franked and payable on 1 October 2003 to shareholders registered on the books at 5 September 2003. This takes the full year dividend to 67 cents, an increase of 4 cents on the previous financial year.

## WAGERING

The Wagering Division generated profit before interest, taxation and amortisation of goodwill of $67.0 million[1], which was 0.4 % above the previous financial year. The Wagering Division's total operating revenue increased by 4.4% to $421.3 million. This strong result was partly attributable to controlled operating expenses and another successful spring racing carnival.

## GAMING

The Gaming Division achieved profit before interest, taxation and amortisation of goodwill of $208.2 million[1], which was 11.9% below the previous financial year. The Gaming Division's total operating revenue decreased by 7.6% to $848.1 million. These results were adversely affected by the introduction of smoking bans in Victorian gaming venues on 1 September 2002.

## STAR CITY

Star City achieved a profit before interest, taxation and amortisation of goodwill of $174.9 million[1], which was 9.3% above the previous financial year. Star City's total operating revenue increased by 3.2% to $631.2 million.

[1] Based on segment results as disclosed in Note 34 to the accounts which excludes unallocated corporate revenue of $0.6 million and expenses of $12.0 million.

## SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 5 March 2003, the economic entity announced a proposal to merge with Jupiters Limited by way of schemes of arrangement under which the economic entity intends to acquire all of the securities in Jupiters Limited.

The merged group will operate approximately 18,000 gaming machines with four casinos and hotel complexes in Queensland and New South Wales, off-course wagering and sportsbetting operations in Victoria as well as keno operations across the east coast of Australia.

The merger is subject to approval by Jupiters Limited shareholders as well as certain regulatory authorities. It is currently anticipated that the merger will be implemented in mid-November 2003.

There were no significant changes in the state of affairs of the economic entity that occurred during the year other than as set out elsewhere in this Directors' Report.

## SIGNIFICANT EVENTS AFTER REPORTING DATE

No matter or circumstance has arisen since the end of the financial year which is not otherwise dealt with in this report or in the consolidated financial statements, that has significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

## LIKELY DEVELOPMENTS AND FUTURE RESULTS

The proposed merger with Jupiters Limited will, if implemented, constitute a significant change to the company's operations and is expected to be completed in mid-November 2003. Otherwise, the economic entity will continue with the strategies in the year under review.

The directors have excluded from this report any further information on the likely developments in the operations of the economic entity and the expected results of those operations in future financial years, as the directors have reasonable grounds to believe that to include such information will be likely to result in unreasonable prejudice to the economic entity.

## INDEPENDENT AUDITORS

At the company's 2002 Annual General Meeting shareholders approved the appointment of Ernst & Young as external auditor, following the merger between Ernst & Young and Arthur Andersen. The company's internal auditors are KPMG. More information relating to the auditors can be found in the Corporate Governance statement of this Annual Report.

## DIRECTORS' INTERESTS IN CONTRACTS

The directors of the economic entity, or their director-related entities, conduct transactions with entities within the economic entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at arm's length in similar circumstances. These transactions are described in further detail in Note 38(d) of the economic entity's consolidated financial statements.

ENVIRONMENTAL REGULATION AND PERFORMANCE

No environmental breaches have been notified to the economic entity by any government agency.

The consolidated entity's environmental obligations and waste discharge quotas are regulated under both state and federal law. The consolidated entity has a record of at least complying, but in most cases exceeding its environment performance obligations. An independent audit of Star City's compliance with environmental obligations was performed by KPMG, which did not identify any areas of material non-compliance.

Star City is a participant in the Federal Government's 'Greenhouse Challenge Program'. In October 2002, the New South Wales Minister for Energy awarded Star City with a 'Silver Green Globe Award' in recognition for initiatives including lighting changes, improvements in efficiency in operating the major mechanical plant and waste management. The energy savings achieved by Star City to win this award was over 9,000 tonnes of carbon dioxide ($CO_2$) annually.

With the NSW Government's Sustainable Energy Development Authority (SEDA), Star City is currently investigating opportunities for co-generation of energy and believes it is on target to achieve the 'Gold Green Globe Award'.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

TABCORP Holdings Limited has entered into a contract insuring each of the directors of the company named earlier in this report and each full-time executive officer, director and secretary of group entities, against all liabilities and expenses arising as a result of work performed in their respective capacities, to the extent permitted by law. In accordance with section 300(9) of the Corporations Act 2001 further details have not been disclosed due to confidentiality provisions in the insurance contracts.

ROUNDING OF AMOUNTS

The parent entity is a company of the kind specified in Australian Securities and Investments Commission class order 98/0100. In accordance with that class order, amounts in the financial statements and the Directors' Report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

CORPORATE GOVERNANCE

The directors of TABCORP Holdings Limited support and adhere to the principles of corporate governance, recognising the need for the highest standard of corporate behaviour and accountability. A review of the company's corporate governance practices was undertaken during the year. As a result new practices were adopted and existing practices optimised to reflect industry best practice. The Corporate Governance statement is contained in the Annual Report.

This report has been signed in accordance with a resolution of directors.

M.B. Robinson AO
Chairman

Melbourne
13 August 2003

## STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2003

| | | Consolidated | | TABCORP Holdings | |
|---|---|---|---|---|---|
| | Note | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
| Total operating revenues | 2 | 1,900,681 | 1,933,052 | 23,078 | 22,654 |
| Other revenues from ordinary activities | 2 | 36,447 | 34,607 | 279,091 | 269,793 |
| Revenues from ordinary activities | 2 | 1,937,128 | 1,967,659 | 302,169 | 292,447 |
| Government taxes and levies | | (589,823) | (609,591) | – | – |
| Commissions and fees | | (415,961) | (428,629) | (10,385) | (10,194) |
| Employee costs | | (224,448) | (227,084) | (20,135) | (18,958) |
| Depreciation and amortisation | | (105,209) | (108,522) | (1,971) | (1,899) |
| Property rentals, rates and maintenance | | (32,155) | (23,024) | (2,896) | (2,799) |
| Computer costs | | (6,518) | (6,902) | (855) | (800) |
| Advertising and promotions | | (24,129) | (26,013) | (2,703) | (3,319) |
| Written down value of non-current assets sold | | (13,364) | (4,788) | (226) | (209) |
| Insurance costs | | (8,290) | (6,463) | (248) | (326) |
| Stock exchange expenses | | (142) | (111) | (142) | (111) |
| Professional and contract services | | (4,512) | (3,961) | (1,422) | (1,363) |
| Audit and review services | | (572) | (527) | (263) | (248) |
| Borrowing costs | | (52,629) | (56,009) | (7,934) | (5,144) |
| Other expenses from ordinary activities | | (87,095) | (82,640) | (4,503) | (4,966) |
| Profit from ordinary activities before income tax expense | | 372,281 | 383,395 | 248,486 | 242,111 |
| Income tax (expense)/benefit relating to ordinary activities | 4 | (119,657) | (122,436) | 6 | (890) |
| Net profit attributable to members of the parent entity | | 252,624 | 260,959 | 248,492 | 241,221 |
| Decrease in retained profits on adoption of revised Accounting Standard AASB 1028 'Employee Benefits' | 30 | (305) | – | (57) | – |
| Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity | | (305) | – | (57) | – |
| Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the parent entity | | 252,319 | 260,959 | 248,435 | 241,221 |
| Basic earnings per share (cents per share) | 6 | 68.7 | 70.0 | | |
| Diluted earnings per share (cents per share) | 6 | 68.5 | 69.4 | | |
| Basic earnings per share (cents per share) (pre amortisation of goodwill) | 6 | 73.5 | 74.8 | | |
| Diluted earnings per share (cents per share) (pre amortisation of goodwill) | 6 | 73.3 | 74.2 | | |

The accompanying notes form an integral part of this Statement of Financial Performance.

# STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2003

| | | Consolidated | | TABCORP Holdings | |
|---|---|---|---|---|---|
| | | 2003 | 2002 | 2003 | 2002 |
| | Note | $'000 | $'000 | $'000 | $'000 |
| **Current assets** | | | | | |
| Cash assets | 7 | 118,789 | 126,843 | 489 | 221 |
| Receivables | 8 | 9,762 | 9,505 | 143,048 | 278,726 |
| Inventories | 9 | 4,688 | 4,638 | – | – |
| Other | 10 | 25,141 | 21,431 | 3,210 | 3,861 |
| Total current assets | | 158,380 | 162,417 | 146,747 | 282,808 |
| **Non-current assets** | | | | | |
| Receivables | 11 | – | – | 597,600 | 593,929 |
| Other financial assets | 12 | – | – | 3,290 | 3,241 |
| Property, plant and equipment | 13 | 759,212 | 802,313 | 3,915 | 4,710 |
| Intangible assets – licences | 14 | 831,201 | 833,905 | 597,304 | 597,424 |
| Intangible assets – other | 15 | 543,546 | 510,881 | – | – |
| Deferred tax assets | 16 | 33,968 | 21,916 | 3,078 | 2,986 |
| Other | 17 | 73,194 | 82,246 | 37,133 | 35,976 |
| Total non-current assets | | 2,241,121 | 2,251,261 | 1,242,320 | 1,238,266 |
| TOTAL ASSETS | | 2,399,501 | 2,413,678 | 1,389,067 | 1,521,074 |
| **Current liabilities** | | | | | |
| Payables | 18 | 167,831 | 115,735 | 201,495 | 142,285 |
| Interest bearing liabilities | 19 | 450,898 | 144,000 | – | – |
| Current tax liabilities | 21 | 34,899 | 28,252 | – | – |
| Provisions | 22 | 35,266 | 147,005 | 4,128 | 121,679 |
| Other | 23 | 200 | 291 | – | – |
| Total current liabilities | | 689,094 | 435,283 | 205,623 | 263,964 |
| **Non-current liabilities** | | | | | |
| Payables | 24 | – | 2,122 | 28,522 | 23,644 |
| Interest bearing liabilities | 25 | 315,000 | 632,898 | – | – |
| Deferred tax liabilities | 26 | 58,176 | 56,888 | 305 | 461 |
| Provisions | 27 | 16,450 | 9,016 | 746 | 549 |
| Other | 28 | 905 | 1,094 | – | – |
| Total non-current liabilities | | 390,531 | 702,018 | 29,573 | 24,654 |
| TOTAL LIABILITIES | | 1,079,625 | 1,137,301 | 235,196 | 288,618 |
| NET ASSETS | | 1,319,876 | 1,276,377 | 1,153,871 | 1,232,456 |
| **Equity** | | | | | |
| Contributed equity | 29 | 1,137,766 | 1,226,366 | 1,137,766 | 1,226,366 |
| Retained profits | 30 | 182,110 | 50,011 | 16,105 | 6,090 |
| TOTAL EQUITY | | 1,319,876 | 1,276,377 | 1,153,871 | 1,232,456 |

The accompanying notes form an integral part of this Statement of Financial Position.

## STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2003

| | | Consolidated | | TABCORP Holdings | |
|---|---|---|---|---|---|
| | Note | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
| **Cash flows from operating activities** | | | | | |
| Net cash receipts in the course of operations | | 1,935,489 | 1,975,264 | 54,389 | 51,540 |
| Payments to suppliers, service providers and employees | | (832,640) | (835,363) | (45,233) | (37,936) |
| Payment of Government levies, betting taxes and GST | | (550,292) | (573,150) | (3,174) | (2,080) |
| Dividends received | | – | – | 226,634 | 199,518 |
| Interest received | | 4,113 | 4,202 | 602 | 717 |
| Borrowing costs paid | | (56,548) | (57,730) | (1) | (1) |
| Income tax (paid)/received | | (121,755) | (98,517) | (637) | 370 |
| Net operating cash flows | 33(b) | 378,367 | 414,706 | 232,580 | 212,128 |
| **Cash flows from investing activities** | | | | | |
| Loans pursuant to employee share plan | | 12,688 | 6,039 | 12,688 | 6,039 |
| Payment for property, plant and equipment | | (58,002) | (46,817) | (1,559) | (2,867) |
| Proceeds from sale of property, plant and equipment | | 13,527 | 5,281 | 269 | 458 |
| Payment of merger costs | | (2,229) | – | | – |
| Other | 38(c) | 3,546 | 153 | 3,302 | 153 |
| Loans advanced to controlled entities | | | – | (14,030) | (6,500) |
| Loans repaid by controlled entities | | | – | 31,497 | 166 |
| Net investing cash flows | | (30,470) | (35,344) | 32,167 | (2,551) |
| **Cash flows from financing activities** | | | | | |
| Loans from controlled entities | | – | – | 119,932 | 10,000 |
| Repayment of loans from controlled entities | | – | – | (39,460) | (9,425) |
| Proceeds from borrowings | | 314,000 | 280,000 | – | – |
| Repayment of borrowings | | (325,000) | (442,133) | – | – |
| Dividends paid | | (239,628) | (212,725) | (239,628) | (212,725) |
| Proceeds from issue of shares | | 22,340 | – | 22,340 | – |
| Payment for share buy-back | 29(a) | (127,663) | (1,195) | (127,663) | (1,195) |
| Net financing cash flows | | (355,951) | (376,053) | (264,479) | (213,345) |
| **Net increase/(decrease) in cash held** | | (8,054) | 3,309 | 268 | (3,768) |
| **Cash at the beginning of the financial year** | | 126,843 | 123,534 | 221 | 3,989 |
| **Cash at the end of the financial year** | 33(a) | 118,789 | 126,843 | 489 | 221 |

The accompanying notes form an integral part of this Statement of Cash Flows.

## NOTE 1 Statement of significant accounting policies

The significant policies which have been adopted in the preparation of these financial statements are:

**(a) Basis of Preparation**

The financial statements have been drawn up as a general purpose financial report in accordance with Australian Accounting Standards, Urgent Issues Group Consensus Views and the Corporations Act 2001. The accounting policies used are consistent with those adopted in the previous year, except where there is a change in accounting policy as set out in Note 1(u). The financial statements have also been prepared on the basis of historical costs and do not take into account changing money values or, except where stated, current valuations of non-current assets. The accounting policies described below have been consistently applied by all entities in the economic entity.

**(b) Principles of Consolidation**

The consolidated financial statements of the economic entity include the financial statements of the parent entity, TABCORP Holdings Limited, and its controlled entities, referred to collectively throughout these financial statements as the 'economic entity'. Where an entity began to be controlled during the year, the results are included only from the date control commenced. The balances, and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated.

**(c) Goodwill**

Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on the acquisition of a controlled entity, is amortised over the period of time during which benefits are expected to arise.

Goodwill is amortised on a straight line basis over 20 years.

The unamortised balance of goodwill is reviewed at least at each reporting date. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

In establishing the fair value of the identifiable net assets acquired, a liability for restructuring costs is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payment to other parties in settlement of costs of the restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

**(d) Revenue Recognition**

Revenue

Wagering and Gaming revenue is recognised as the residual value after deducting the statutory return to customers from the Wagering and Gaming turnover. Casino revenue is the net gaming win plus the retail sales of food, beverages, accommodation and other services.

Revenues from ordinary operations include revenue derived from monitoring operations which is recognised as earned.

Interest Income

Interest income is recognised as it accrues.

Asset Sales

The gross proceeds of asset sales are included as revenue of the entity. The profit and loss on disposal of assets is brought to account at the completion of the sale.

**(e) Foreign Currency**

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date. Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial period in which the exchange rates change.

**(f) Taxation**

The economic entity follows the policy of tax effect accounting. The income tax expense in the statement of financial performance represents the tax on pre-tax accounting profit adjusted for income and expenses never to be assessed or allowed for taxation purposes. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax liability, calculated at the tax rates expected to apply when the differences reverse. Future income tax benefits are not brought to account unless realisation of such benefit is assured beyond any reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain.

**(g) Non-Current Assets**

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

**(h) Financial Instruments**

Trade accounts receivable generally settled within 60 days are carried at amounts due, and are non interest bearing.

A provision is raised for any doubtful debts based on a review of all outstanding amounts at balance date. Bad debts are written off in the period in which they are identified. The carrying amounts approximate fair value.

Cash, short-term deposits and bank accepted bills are carried at cost. Interest revenue is recognised on an effective yield basis. The carrying amounts approximate fair value because of their short term to maturity.

NOTE 1 Statement of significant accounting policies (continued)

Trade accounts payable, including accruals not yet billed, are recognised when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services. Trade accounts payable are generally settled within 30 days, and are non interest bearing. The carrying amounts approximate fair value.

Bank overdraft and loans are carried at cost. Borrowing costs, including interest, are expensed as incurred. The carrying amounts approximate fair value because of the short term to maturity of the amounts drawn.

Loans pursuant to the employee share plan are held at the outstanding value applicable to the loan at balance date. The carrying amounts approximate their fair value as the amounts are based on the economic entities' entitlement to all monies outstanding.

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

Refer to Note 41(c) for details of interest rate swap agreements and Note 41(d) for interest rate option agreements.

**(i) Property, Plant and Equipment**

Items of property, plant and equipment excluding freehold land are recorded at cost and depreciated by the straight line method to write off the original cost over the estimated useful lives. Assets are depreciated from the date of acquisition.

The depreciation rates used for each class of asset are within the following ranges:

| | |
|---|---|
| Buildings | 1.05% to 11.11% |
| Leasehold improvements | 1.05% to 20.00% |
| | (2002: 1.05% to 25.00%) |
| Plant and equipment | 5.26% to 33.33% |
| Consumables | 20.00% to 33.33% |

Freehold land is recorded at the lower of cost and recoverable amount and is not depreciated.

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease, or where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Operating lease assets are not capitalised and rental payments are charged against profits in equal instalments over the accounting periods covered by the lease term. Provision is made for future operating lease payments in relation to surplus lease space.

**(j) Licences**

The wagering and gaming licence has not been amortised as the payment to be received by the parent entity under Section 21 of the Gaming and Betting Act 1994 at the end of the licence period is currently expected to be not less than the carrying value of the asset. The licence period expires in the year 2012. The casino licence is amortised over the life of the casino licence, being ninety-nine years from the date of issue, 14 December 1994. Other licences are amortised over the period of operation of the licences.

**(k) Rights to Management Agreement**

The rights to the Casino Complex Management Agreement in relation to the operation, management and supervision of the casino is being amortised over the life of the agreement, which coincides with the term of the casino licence.

**(l) Rental Expenditure**

The payment made for rental in advance for the casino site for 12 years has been deferred in the statement of financial position at the nominal amount and is being amortised over 12 years commencing from the date of issue of the casino licence, being 14 December 1994. The payment made for rental in advance in respect of a property (switching station) has been deferred in the statement of financial position at the nominal amount and is being amortised over ninety-five years commencing from the date of acquisition of the site, being 5 December 1997.

**(m) Deferred Revenue**

Deferred revenue comprises three elements, being an amount representing an initial lease incentive period at the commencement of a non-cancellable operating lease which is being reduced on an imputed interest basis over the lease term at the rate implicit in the lease, deferred revenue relating to exclusivity contracts which is being reduced over the period of the contracts, and third party contributions to a capital project which is being reduced over five years.

**(n) Investments**

Investments in controlled entities are carried in the parent entity's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statement of financial performance when they are declared by the controlled entities.

**(o) Inventories**

Inventories include consumable stores, food and beverages, finished goods and work in progress and are carried at the lower of cost and net realisable value. Costs are assigned on a weighted average basis.

**(p) Employee Benefits**

Wages, Salaries, and Annual Leave

Liabilities for employee benefits of salaries and wages expected to be settled within 12 months of the reporting date and annual leave represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration rates the company expects to pay, including related on-costs when the liability is expected to be settled.

Long Service Leave

The liability for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date. Liabilities for employee entitlements which are not expected to be settled within 12 months are discounted using the interest rate applicable to Commonwealth Government bonds at balance date. In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates. Related on-costs have also been included in the liability.

Employee Share Plan

A TABCORP employee share plan has been established under which shares in TABCORP Holdings Limited and loans to acquire shares in the parent entity are made available to eligible employees (refer Note 31).

Superannuation

TABCORP Holdings Limited and its controlled entities contributed to a number of employee superannuation funds. Contributions are charged against income as incurred (refer Note 31).

Workers' Compensation

Star City Holdings Limited self-insures in relation to workers' compensation, and a provision has been brought to account (refer Note 22).

**(q) Provisions**

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Surplus Lease Space

Provision is made for non-cancellable operating lease rentals payable on surplus leased premises when it is determined that no substantive future benefit will be obtained from its occupancy and sub-lease rentals are less. The estimate is calculated based on discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

**(r) Joint Venture Operation**

The economic entity's interest in an unincorporated joint venture operation is brought to account by including the following appropriate categories in the statement of financial position and statement of financial performance:

- the economic entity's interest in each of the individual assets employed and liabilities incurred in the joint venture operation; and
- the economic entity's share of product and expenses relating to the joint venture operation (refer Note 37).

**(s) Rounding of Amounts**

The company is of a kind referred to in class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that class order to the nearest thousand dollars.

**(t) Comparative Information**

Comparative information has been reclassified to achieve consistency in disclosure with current financial year and other disclosures, where necessary.

**(u) Changes in Accounting Policy**

The company has adopted the new Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' which has resulted in a change in the accounting for dividend provisions. Previously, the company recognised a provision for dividend as a liability based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the financial year by $119.408 million. In accordance with the new standard, no provision for dividend has been recognised for the financial year ended 30 June 2003. The change in accounting policy has had no effect on basic and diluted earnings per share.

The company has adopted the revised Accounting Standard AASB 1028 'Employee Benefits' which has resulted in a change in the accounting for annual leave. In accordance with the requirements of the revised standard, the liability for annual leave is now calculated using the remuneration rates the company expects to pay, including related on-costs when the liability is expected to be settled. The effect of the revised policy at the beginning of the financial year has been to:

- increase provision for employee benefits by $0.436 million (company: $0.081 million);
- decrease opening retained profits by $0.305 million (company: $0.057 million); and
- increase future income tax benefits by $0.131 million (company: $0.024 million).

## NOTE 2 Profit from ordinary activities

| | Consolidated | | TABCORP Holdings | |
|---|---|---|---|---|
| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
| Profit from ordinary activities has been determined after crediting the following revenues: | | | | |
| Total operating revenues | 1,900,681 | 1,933,052 | 23,078 | 22,654 |
| Other revenues: | | | | |
| Interest received or due and receivable from: | | | | |
| • wholly-owned group companies | – | – | – | 6 |
| • other than related parties | 4,173 | 4,103 | 592 | 695 |
| Dividends received or due and receivable from wholly-owned group companies | – | – | 249,700 | 240,200 |
| Gross proceeds from sale of non-current assets [a] | 13,528 | 5,281 | 269 | 458 |
| Rental from properties | 1,889 | 2,556 | 50 | 45 |
| Net foreign exchange gain | 1,992 | 2,039 | – | – |
| Other revenue items | 14,865 | 20,628 | 28,480 | 28,389 |
| **Total other revenues** | 36,447 | 34,607 | 279,091 | 269,793 |
| **Total revenues from ordinary activities** | 1,937,128 | 1,967,659 | 302,169 | 292,447 |
| [a] Net gain on disposal of property, plant and equipment | 164 | 492 | 43 | 249 |
| Profit from ordinary activities has been determined after charging the following expenses: | | | | |
| Depreciation of: | | | | |
| • buildings | 5,752 | 5,709 | – | – |
| • leasehold improvements | 2,370 | 2,067 | – | – |
| • plant and equipment | 64,179 | 67,821 | 1,971 | 1,899 |
| • consumables | 74 | 185 | – | – |
| Total depreciation | 72,375 | 75,782 | 1,971 | 1,899 |
| Amortisation of: | | | | |
| • goodwill | 17,955 | 17,952 | – | – |
| • casino licence | 2,584 | 2,584 | – | – |
| • other licences | 119 | 26 | – | – |
| • rights to management agreement | 2,185 | 2,185 | – | – |
| • leased assets capitalised | – | 2 | – | – |
| • rental in advance | 9,991 | 9,991 | – | – |
| Total amortisation | 32,834 | 32,740 | – | – |
| Other charges against assets: | | | | |
| • Net bad and doubtful debts expense | 870 | (915) | – | – |
| • Write-down of property, plant and equipment to recoverable amount | 907 | – | – | – |
| Operating lease rentals: | | | | |
| • minimum lease payments | 6,962 | 7,252 | 2,270 | 2,206 |
| Borrowing costs: | | | | |
| • wholly-owned group companies | – | – | 7,933 | 5,143 |
| • other parties | 52,629 | 56,008 | 1 | 1 |
| • finance charges on capitalised leases | – | 1 | – | – |
| Amounts set aside to provisions for: | | | | |
| • employee entitlements | 13,943 | 13,572 | 841 | 324 |
| • inventory obsolescence | 75 | 180 | – | – |
| **Total amount set aside to provisions** | 14,018 | 13,752 | 841 | 324 |

| | Note | Consolidated 2003 $'000 | Consolidated 2002 $'000 | TABCORP Holdings 2003 $'000 | TABCORP Holdings 2002 $'000 |
|---|---|---|---|---|---|

## NOTE 3 Auditors' Remuneration

| | | | | | |
|---|---|---|---|---|---|
| Total remuneration received or due and receivable by the auditors of TABCORP Holdings Limited and its controlled entities in respect of: | | | | | |
| • audit and review services | | 572 | 527 | 263 | 248 |
| • other services – accounting advice | | 58 | 20 | – | – |

## NOTE 4 Income Tax

| | | | | | |
|---|---|---|---|---|---|
| **Income Tax Expense** | | | | | |
| The difference between income tax expense/(benefit) provided in the financial statements and the prima facie income tax expense/(benefit) is reconciled as follows: | | | | | |
| Profit from ordinary activities before income tax expense | | 372,281 | 383,395 | 248,486 | 242,111 |
| Prima facie tax thereon at 30% | | 111,684 | 115,018 | 74,546 | 72,633 |
| Tax effect of permanent and other differences: | | | | | |
| • dividends received | | – | – | (74,910) | (72,060) |
| • amortisation of goodwill | | 5,386 | 5,386 | – | – |
| • amortisation of rights to management agreement | | 656 | 656 | – | – |
| • amortisation of licences | | 811 | 783 | – | – |
| • sundry items | | 1,164 | 744 | 356 | 222 |
| • (over)/under provision in prior year | | (44) | (151) | 2 | 95 |
| Aggregate income tax expense/(benefit) | | 119,657 | 122,436 | (6) | 890 |
| Aggregate income tax expense/(benefit) comprises movements in: | | | | | |
| • provision for income tax – (increase) | | (130,290) | (100,321) | (218) | (349) |
| • provision for deferred income tax – (increase)/decrease | | (1,288) | (4,480) | 156 | 49 |
| • future income tax benefits – increase/(decrease) | | 11,921 | (17,635) | 68 | (590) |
| Income tax (expense)/benefit | | (119,657) | (122,436) | 6 | (890) |

## NOTE 5 Dividends

| | | | | | |
|---|---|---|---|---|---|
| Dividends recognised in the current year by the economic entity are: | | | | | |
| (a) an interim dividend of 33.0 cents per share, franked to 100% with Class C (30%) franking credits, was paid on 2 April 2003 (2002: 31.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 28 March 2002) | | 120,634 | 115,707 | 120,634 | 115,707 |
| (b) 2002 final dividend recognised when declared during the year of 32.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 27 September 2002 | | 118,994 | – | 118,994 | – |
| (c) (2002: a final dividend of 32.0 cents per share, franked to 100% with Class C (30%) franking credits was provided for and payable 27 September 2002) | 22 | – | 119,408 | – | 119,408 |
| (d) (2002: a final dividend for 30 June 2001 of 26.0 cents per share applicable to shares issued on 30 August 2001 and 7 September 2001, franked to 100% with Class C (30%) franking credits was paid on 28 September 2001) | | – | 224 | – | 224 |
| | 30 | 239,628 | 235,339 | 239,628 | 235,339 |

## NOTE 5 Dividends (continued)

| | | Consolidated | | TABCORP Holdings | |
|---|---|---|---|---|---|
| | Note | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
| Since the end of the financial year, the directors declared the following dividend: | | | | | |
| Final – 34.0 cents per share, franked to 100% with Class C (30%) franking credits | | 124,289 | – | 124,289 | – |

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2003 and will be recognised in subsequent financial reports.

| | | | | | |
|---|---|---|---|---|---|
| **Franking Credits** | | | | | |
| Franking credits available at the 30% corporate tax rate after allowing for tax payable provided for in the financial statements, payment of dividends provided and receipt of dividends receivable as at balance date – calculated under the tax paid basis | | | | 5,177 | 125 |

## NOTE 6 Earnings per share

| | Consolidated | |
|---|---|---|
| | 2003 $'000 | 2002 $'000 |
| Reconciliation of earnings used in calculating earnings per share: | | |
| **Basic earnings** | | |
| Profit from ordinary activities after related income tax expense | 252,624 | 260,959 |
| Earnings used in calculating basic earnings per share | 252,624 | 260,959 |
| Add goodwill amortisation | 17,955 | 17,952 |
| Earnings used in calculating basic earnings per share (pre amortisation of goodwill) | 270,579 | 278,911 |
| **Diluted earnings** | | |
| Profit from ordinary activities after related income tax expense | 252,624 | 260,959 |
| Add after-tax effect of interest on potential ordinary shares | 519 | – |
| Earnings used in calculating diluted earnings per share | 253,143 | 260,959 |
| Add goodwill amortisation | 17,955 | 17,952 |
| Earnings used in calculating diluted earnings per share (pre amortisation of goodwill) | 271,098 | 278,911 |
| | 2003 Number | 2002 Number |
| Weighted average number of shares used as the denominator: | | |
| Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share | 367,957,969 | 373,051,931 |
| Add potential ordinary shares, being options granted on 7 October 2002 (2002: 1 July 1999) (refer Note 31) | 1,828,767 | 3,000,000 |
| Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share | 369,786,736 | 376,051,931 |

| | Note | Consolidated 2003 $'000 | Consolidated 2002 $'000 | TABCORP Holdings 2003 $'000 | TABCORP Holdings 2002 $'000 |
|---|---|---|---|---|---|

## NOTE 7 Cash assets

| | Note | 2003 | 2002 | 2003 | 2002 |
|---|---|---|---|---|---|
| Cash on hand and in banks | | 57,006 | 57,505 | 41 | – |
| Short-term deposits, maturing within 30 days | | 50,624 | 69,338 | 448 | 221 |
| Bank accepted bills, maturing within 30 days | | 11,159 | – | – | – |
| | 33(a) | 118,789 | 126,843 | 489 | 221 |

## NOTE 8 Receivables (current)

| | Note | 2003 | 2002 | 2003 | 2002 |
|---|---|---|---|---|---|
| Trade debtors | | 8,307 | 11,105 | – | – |
| Provision for doubtful debts | | (4,926) | (4,340) | – | – |
| | | 3,381 | 6,765 | – | – |
| Sundry debtors | | 6,138 | 2,557 | 681 | 132 |
| Amounts receivable from controlled entities | | – | – | 142,360 | 278,577 |
| Accrued interest income | | 243 | 183 | 7 | 17 |
| | | 9,762 | 9,505 | 143,048 | 278,726 |

## NOTE 9 Inventories (current)

| | Note | 2003 | 2002 | 2003 | 2002 |
|---|---|---|---|---|---|
| Consumable stores at cost | | 5,233 | 5,143 | – | – |
| Provision for obsolescence | | (788) | (776) | – | – |
| | | 4,445 | 4,367 | – | – |
| Finished goods and stores at net realisable value | | 243 | 271 | – | – |
| | | 4,688 | 4,638 | – | – |

## NOTE 10 Other assets (current)

| | Note | 2003 | 2002 | 2003 | 2002 |
|---|---|---|---|---|---|
| Rental in advance | | 10,214 | 10,214 | – | – |
| Prepayments | | 8,036 | 7,805 | 470 | 526 |
| Loans pursuant to employee share plan [a] | | 2,740 | 3,335 | 2,740 | 3,335 |
| Merger costs [b] | | 4,076 | – | – | – |
| Other | | 75 | 77 | – | – |
| | | 25,141 | 21,431 | 3,210 | 3,861 |

[a] Loans pursuant to employee share plan mature at either five years from the date of the loan or cessation of employment. Refer Note 31 for the terms of these loans.

[b] Merger costs relate to the proposed merger with Jupiters Limited. This amount has been recognised as an asset as the costs are incidental to the merger and will be included in the cost of the investment on the basis that the merger will proceed.

| | Consolidated | | TABCORP Holdings | |
|---|---|---|---|---|
| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |

## NOTE 11 Receivables (non-current)

| | | | | |
|---|---|---|---|---|
| Amounts receivable from controlled entities | – | – | 597,600 | 593,929 |

## NOTE 12 Other financial assets (non-current)

| | | | | |
|---|---|---|---|---|
| Shares in controlled entities – at cost | – | – | 3,290 | 3,241 |

## NOTE 13 Property, plant and equipment

| | | | | |
|---|---|---|---|---|
| **Land and buildings** | | | | |
| Freehold land: | | | | |
| • at cost | 1,466 | 15,994 | – | – |
| Freehold land and buildings: | | | | |
| • at recoverable amount | 2,050 | – | – | – |
| Buildings: | | | | |
| • at cost | 478,383 | 475,808 | – | – |
| • accumulated depreciation | (32,294) | (26,544) | – | – |
| | 446,089 | 449,264 | – | – |
| Total land and buildings, net | 449,605 | 465,258 | – | – |
| **Capital works in progress:** | | | | |
| • at cost | 755 | 755 | – | – |
| **Leasehold improvements:** | | | | |
| • at cost | 26,376 | 23,333 | – | – |
| • accumulated depreciation | (15,166) | (12,137) | – | – |
| Total leasehold improvements, net | 11,210 | 11,196 | – | – |
| Consumables: | | | | |
| • at cost | 9,813 | 9,789 | – | – |
| • accumulated depreciation | (4,895) | (4,821) | – | – |
| Total consumables, net | 4,918 | 4,968 | – | – |
| **Plant and equipment:** | | | | |
| • at cost | 754,150 | 717,512 | 10,319 | 9,681 |
| • accumulated depreciation | (461,426) | (397,376) | (6,404) | (4,971) |
| Total plant and equipment, net | 292,724 | 320,136 | 3,915 | 4,710 |
| | 759,212 | 802,313 | 3,915 | 4,710 |

(a) Independent valuations of applicable freehold land and buildings were carried out as at 30 June 2001 and 31 December 2002 in accordance with the economic entity's policy of obtaining an independent valuation of land and buildings at least every three years. These valuations are on the basis of the open market value of the properties concerned in either their existing use or alternative use where the properties are identified as not long-term operational assets. The directors are of the opinion that these bases provide a reasonable estimate of recoverable amount.

| | Valuation | Carrying Value |
|---|---|---|
| | $'000 | $'000 |
| The amount of the valuation as at 30 June 2001 is – Consolidated: | 460,127 | 447,555 |
| The amount of the valuation as at 31 December 2002 is – Consolidated: | 2,050 | 2,050 |

(b) Refer to Note 20 for information on non-current assets pledged as security by the parent entity or its controlled entities.

## NOTE 13 Property, plant and equipment (continued)

**Reconciliations**

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

| | Freehold Land at Cost | Freehold Land and Buildings at Recoverable Amount | Buildings at Cost | Leasehold Improvements at Cost | Consumables at Cost | Capital Works in Progress at Cost | Plant and Equipment at Cost |
|---|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **2003 – Consolidated** | | | | | | | |
| Carrying amount at beginning of year | 15,994 | – | 449,264 | 11,196 | 4,968 | 755 | 320,136 |
| Additions | 221 | – | 3,207 | 3,105 | 24 | – | 49,514 |
| Reclassification | (2,328) | 2,958 | (630) | – | – | – | – |
| Disposals/write-down | (12,421) | (908) | – | (38) | – | – | (1,783) |
| Depreciation/amortisation expense | – | – | (5,752) | (3,053) | (74) | – | (75,143) |
| Carrying amount at end of year | 1,466 | 2,050 | 446,089 | 11,210 | 4,918 | 755 | 292,724 |
| **2003 – TABCORP Holdings Limited** | | | | | | | |
| Carrying amount at beginning of year | – | – | – | – | – | – | 4,710 |
| Additions | – | – | – | – | – | – | 1,402 |
| Disposals | – | – | – | – | – | – | (226) |
| Depreciation/Amortisation expense | – | – | – | – | – | – | (1,971) |
| Carrying amount at end of year | – | – | – | – | – | – | 3,915 |

| | | Consolidated | | TABCORP Holdings | |
|---|---|---|---|---|---|
| | Note | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |

## NOTE 14 Intangible assets – licences

| | Note | Consolidated 2003 $'000 | Consolidated 2002 $'000 | TABCORP Holdings 2003 $'000 | TABCORP Holdings 2002 $'000 |
|---|---|---|---|---|---|
| Wagering and Gaming licence at cost | 1(j) | 597,240 | 597,240 | 597,240 | 597,240 |
| Casino licence: | | | | | |
| • at cost | 1(j) | 256,000 | 256,000 | – | – |
| • accumulated amortisation | | (22,103) | (19,519) | – | – |
| | | 233,897 | 236,481 | – | – |
| Other licences: | | | | | |
| • at cost | 1(j) | 280 | 280 | 280 | 280 |
| • accumulated amortisation | | (216) | (96) | (216) | (96) |
| | | 64 | 184 | 64 | 184 |
| | | 831,201 | 833,905 | 597,304 | 597,424 |

| | Note | Consolidated 2003 $'000 | Consolidated 2002 $'000 | TABCORP Holdings 2003 $'000 | TABCORP Holdings 2002 $'000 |
|---|---|---|---|---|---|
| **NOTE 15 Intangible assets – other** | | | | | |
| Goodwill: | | | | | |
| • at cost | | 359,598 | 359,793 | – | – |
| • accumulated amortisation | | (66,696) | (48,741) | – | – |
| | | 292,902 | 311,052 | – | – |
| Rights to Management Agreement: | | | | | |
| • at cost | | 258,224 | 205,224 | – | – |
| • accumulated amortisation | | (7,580) | (5,395) | – | – |
| | | 250,644 | 199,829 | – | – |
| | | 543,546 | 510,881 | – | – |
| **NOTE 16 Deferred tax assets** | | | | | |
| Future income tax benefits | | 33,968 | 21,916 | 3,078 | 2,986 |
| Future income tax benefit comprises the estimated future benefit at current income tax rates on the following items: | | | | | |
| • tax losses carried forward | | 11,023 | 1,096 | – | – |
| • timing differences | | 22,945 | 20,820 | 3,078 | 2,986 |
| | | 33,968 | 21,916 | 3,078 | 2,986 |
| **NOTE 17 Other assets (non-current)** | | | | | |
| Rental in advance | | 35,999 | 46,204 | – | – |
| Loans to executive directors | 38(c) | 6,071 | 5,592 | 6,071 | 5,592 |
| Loans pursuant to employee share plan | | 28,937 | 30,384 | 28,937 | 30,384 |
| Loans – other | 38(c) | 2,125 | – | 2,125 | – |
| Other | | 62 | 66 | – | – |
| | | 73,194 | 82,246 | 37,133 | 35,976 |

Loans pursuant to employee share plan mature at either five years from the date of the loan or cessation of employment. Refer Note 31 for the terms of these loans.

| | Note | Consolidated 2003 $'000 | Consolidated 2002 $'000 | TABCORP Holdings 2003 $'000 | TABCORP Holdings 2002 $'000 |
|---|---|---|---|---|---|
| **NOTE 18 Payables (current)** | | | | | |
| Trade creditors and accrued expenses – unsecured | | 167,831 | 115,735 | 1,676 | 4,377 |
| Amounts due to controlled entities | | – | – | 199,819 | 137,908 |
| | | 167,831 | 115,735 | 201,495 | 142,285 |
| **NOTE 19 Interest bearing liabilities (current)** | | | | | |
| Bank loans – unsecured | 20 | 282,898 | 44,000 | – | – |
| Bank loans – secured | 20 | 168,000 | 100,000 | – | – |
| | | 450,898 | 144,000 | – | – |

Details of the security relating to the bank loans is disclosed in Note 20.

| | Note | Consolidated 2003 $'000 | Consolidated 2002 $'000 | TABCORP Holdings 2003 $'000 | TABCORP Holdings 2002 $'000 |
|---|---|---|---|---|---|

## NOTE 20 Financing arrangements

The economic entity has access to the following financing facilities:

| | Note | Consolidated 2003 $'000 | Consolidated 2002 $'000 | TABCORP Holdings 2003 $'000 | TABCORP Holdings 2002 $'000 |
|---|---|---|---|---|---|
| **Total facilities available** | | | | | |
| General purpose | | 50,000 | 50,000 | – | – |
| Term debt/Revolving | | 1,200,000 | 1,000,000 | – | – |
| | | 1,250,000 | 1,050,000 | – | – |
| **Facilities utilised at balance date** | | | | | |
| General purpose | 39(e) | 18,282 | 12,016 | – | – |
| Term debt/Revolving | 19, 25 | 765,898 | 776,898 | – | – |
| | | 784,180 | 788,914 | – | – |
| **Facilities not utilised at balance date** | | | | | |
| General purpose | | 31,718 | 37,984 | – | – |
| Term debt/Revolving | | 434,102 | 223,102 | – | – |
| | | 465,820 | 261,086 | – | – |

The economic entity has two distinct sets of financing facilities. One to meet the general requirements of the group, and the other established by Star City Holdings Limited and its controlled entities ('Star').

**General Requirements**

The facilities consisted of:

- a $100 million (2002: $Nil) revolving facility expiring 31 December 2003;
- a $100 million (2002: $Nil) term facility expiring 30 June 2004;
- a $200 million (2002: $200 million) revolving facility expiring 30 June 2004;
- a $100 million (2002: $100 million) term facility expiring 30 June 2005; and
- a $350 million (2002: $350 million) revolving facility expiring 30 June 2005.

Existing loans incur interest at the bank bill swap rate (BBSY) on the date of funding for the term equivalent to the funding period plus an agreed margin.

Each of the above facilities is subject to a negative pledge agreement under which the economic entity undertakes to comply with financial undertakings as to its tangible net worth, gearing and interest cover.

**Star Facilities**

Star has a facility as follows:

- a $100 million (2002: $100 million) revolving facility expiring 31 August 2003;
- a $250 million (2002: $250 million) revolving facility expiring 30 June 2004; and
- a $50 million (2002: $50 million) general purpose facility which is to be utilised for general corporate purposes and the Star City Complex. This facility is renewable annually. The facility is made up of bank guarantees (Note 39(e)), encashment facilities and general working capital.

Bank bills have an average maturity of 30 days.

Star was granted a Group Limit Facility on 10 May 1996 which enables certain of the controlled entities of Star to net the balances of the bank accounts required as part of the working capital facility.

These facilities have been secured by charges over assets (as detailed below), undertakings and cash flows of Star.

| | Consolidated 2003 $'000 | Consolidated 2002 $'000 |
|---|---|---|
| The carrying amount of non-current assets pledged as security are: | | |
| • Property, plant and equipment | 631,887 | 663,289 |

**Jupiters Limited Merger**

During the year, a controlled entity entered into commitment letters to allow for the partial refinancing of existing debt as well as the financing requirements associated with the proposed merger with Jupiters Limited. As at the date of this report the facility agreements associated with this financing had not been finalised.

| | | Consolidated | | TABCORP Holdings | |
|---|---|---|---|---|---|
| | Note | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |

## NOTE 21 Current tax liabilities

| | | | | | |
|---|---|---|---|---|---|
| Taxation | | 34,899 | 28,252 | – | – |

## NOTE 22 Provisions (current)

| | Note | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
|---|---|---|---|---|---|
| Dividends (a) | 5 | – | 119,408 | – | 119,408 |
| Employee benefits | 31 | 22,336 | 18,280 | 4,128 | 2,244 |
| Workers' compensation (b) | | 10,330 | 9,051 | – | – |
| Surplus lease space (c) | 32(b) | 2,600 | 226 | – | – |
| Other | | – | 40 | – | 27 |
| | | 35,266 | 147,005 | 4,128 | 121,679 |

| | Consolidated 2003 $'000 | TABCORP Holdings 2003 $'000 |
|---|---|---|
| **Reconciliations** | | |
| Reconciliations of the carrying amounts of each class of provision, except for employee benefits, at the end of the current financial year are set out below. | | |
| (a) Dividends | | |
| Carrying amount at beginning of year | 119,408 | 119,408 |
| Adjustment on adoption of AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' | (119,408) | (119,408) |
| Provisions made during the year: | | |
| • Final dividend 2002 | 118,994 | 118,994 |
| • Interim dividend 2003 | 120,634 | 120,634 |
| Payments made during the year | (239,628) | (239,628) |
| Carrying amount at the end of the year | – | – |
| (b) Workers' compensation | | |
| Carrying amount at beginning of year | 9,051 | – |
| Provisions made during the year | 5,242 | – |
| Payments made during the year | (3,963) | – |
| Carrying amount at the end of the year | 10,330 | – |
| (c) Surplus lease space – current | | |
| Carrying amount at beginning of year | 226 | – |
| Provisions made during the year | 3,328 | – |
| Payments made during the year | (954) | – |
| Carrying amount at the end of the year | 2,600 | – |

| | Consolidated | | TABCORP Holdings | |
|---|---|---|---|---|
| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |

## NOTE 23 Other liabilities (current)

| | | | | |
|---|---|---|---|---|
| Deferred revenue | 200 | 291 | – | – |

| | Note | Consolidated 2003 $'000 | Consolidated 2002 $'000 | TABCORP Holdings 2003 $'000 | TABCORP Holdings 2002 $'000 |
|---|---|---|---|---|---|

## NOTE 24 Payables (non-current)

| | Note | 2003 | 2002 | 2003 | 2002 |
|---|---|---|---|---|---|
| Trade creditors and accrued expenses – unsecured | | – | 2,122 | – | 122 |
| Amounts due to controlled entities | | – | – | 28,522 | 23,522 |
| | | – | 2,122 | 28,522 | 23,644 |

## NOTE 25 Interest bearing liabilities (non-current)

| | Note | 2003 | 2002 | 2003 | 2002 |
|---|---|---|---|---|---|
| Bank loans – unsecured | 20 | 315,000 | 472,898 | – | – |
| Bank loans – secured | 20 | – | 160,000 | – | – |
| | | 315,000 | 632,898 | – | – |

Details of the security relating to the bank loans is disclosed in Note 20.

## NOTE 26 Deferred tax liabilities

| | Note | 2003 | 2002 | 2003 | 2002 |
|---|---|---|---|---|---|
| Provision for deferred income tax – timing difference | | 58,176 | 56,888 | 305 | 461 |

## NOTE 27 Provisions (non-current)

| | Note | 2003 | 2002 | 2003 | 2002 |
|---|---|---|---|---|---|
| Employee benefits | 31 | 9,172 | 7,322 | 746 | 549 |
| Surplus lease space (a) | 32(b) | 7,274 | 1,682 | – | – |
| Other | | 4 | 12 | – | – |
| | | 16,450 | 9,016 | 746 | 549 |

| | Consolidated 2003 $'000 | TABCORP Holdings 2003 $'000 |
|---|---|---|
| **Reconciliations** | | |
| Reconciliations of the carrying amounts of each class of provision, except for employee benefits, at the end of the current financial year are set out below. | | |
| (a) Surplus lease space – non-current | | |
| Carrying amount at beginning of year | 1,682 | – |
| Provisions made during the year | 5,592 | – |
| Carrying amount at the end of the year | 7,274 | – |

## NOTE 28 Other liabilities (non-current)

| | Consolidated 2003 $'000 | Consolidated 2002 $'000 | TABCORP Holdings 2003 $'000 | TABCORP Holdings 2002 $'000 |
|---|---|---|---|---|
| Deferred revenue | 905 | 1,094 | – | – |

| | Consolidated | | TABCORP Holdings | |
|---|---|---|---|---|
| | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |

## NOTE 29 Contributed equity

| | | | | |
|---|---|---|---|---|
| Issued and paid up capital: | | | | |
| Ordinary shares, fully paid | 1,137,766 | 1,226,366 | 1,137,766 | 1,226,366 |

**(a) Movements in ordinary share capital**

| Date | Details | Number of Shares | Issue Price | $'000 |
|---|---|---|---|---|
| 1 July 2001 | Opening balance | 372,283,834 | | 1,218,819 |
| 30 August 2001 | Issue to employees under the Employee Share Plan (i) | 43,500 | 9.02 | 392 |
| 7 September 2001 | Issue to employees under the Employee Share Plan (i) | 818,000 | 9.02 | 7,378 |
| 28 September 2001 | Issue to employees under the Employee Share Plan (i) | 104,500 | 9.30 | 972 |
| 15 May 2002 | Shares bought back (ii) | (100,000) | | (1,195) |
| 30 June 2002 | Balance | 373,149,834 | | 1,226,366 |
| 28 August 2002 | Options exercised | 1,460,640 | 10.18 | 14,869 |
| 30 August 2002 | Options exercised | 733,860 | 10.18 | 7,471 |
| 6 September 2002 | Issue to employees under the Employee Share Plan (i) | 477,700 | 12.74 | 6,086 |
| 7 October 2002 | Issue to employees under the Employee Share Plan (i) | 500,000 | 12.15 | 6,075 |
| 28 November 2002 | Issue to employees under the Employee Share Plan (i) | 412,500 | 11.06 | 4,562 |
| Various | Shares bought back (ii) | (11,178,013) | | (127,663) |
| 30 June 2003 | Balance | 365,556,521 | | 1,137,766 |

(i) Refer Note 31 for details of the Employee Share Plan.
(ii) On 23 April 2002 the company announced plans to enter into an on-market share buy-back for up to 5% of the issued capital. Since 23 April 2002, the company had purchased and cancelled 11,278,013 shares (30 June 2002: 100,000 shares). The total consideration of $128.858 million (2002: $1.195 million) was all debited to the Contributed Equity account.

**(b) Ordinary shares**
There is only one class of share (ordinary shares) on issue. These ordinary shares entitle the holder to participate in dividends and proceeds on winding up of the company in proportion to the number and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or proxy is entitled to one vote, and upon a poll each share is entitled to one vote.

**(c) Options**
Note 31 provides details of options granted to certain directors and shares issued on exercise of options.

## NOTE 30 Retained profits

| | Note | Consolidated 2003 $'000 | Consolidated 2002 $'000 | TABCORP Holdings 2003 $'000 | TABCORP Holdings 2002 $'000 |
|---|---|---|---|---|---|
| Retained profits at the beginning of the financial year | | 50,011 | 24,391 | 6,090 | 208 |
| Adjustment arising from adoption of new Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' | | 119,408 | – | 1,208 | – |
| Adjustment arising from adoption of revised Accounting Standard AASB 1028 'Employee Benefits' | | (305) | – | (57) | – |
| Dividend paid | 5 | (239,628) | (115,931) | (239,628) | (115,931) |
| Net profit attributable to members of the parent entity | | 252,624 | 260,959 | 248,492 | 241,221 |
| Dividends provided | 5 | – | (119,408) | – | (119,408) |
| Retained profits at the end of the financial year | | 182,110 | 50,011 | 16,105 | 6,090 |
| Retained profits are expected to be utilised as follows: | | | | | |
| • Proposed dividend declared | 40(c) | 124,289 | – | 124,289 | – |
| • Proposed subsidiary dividend declared | | – | – | (118,200) | – |
| • Retained | | 57,821 | 50,011 | 10,016 | 6,090 |
| | | 182,110 | 50,011 | 16,105 | 6,090 |

| | Note | Consolidated 2003 $'000 | 2002 $'000 | TABCORP Holdings 2003 $'000 | 2002 $'000 |
|---|---|---|---|---|---|

## NOTE 31 Employee benefits

| | Note | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
|---|---|---|---|---|---|
| **Aggregate employee benefits, including on-costs** | | | | | |
| Included in trade creditors and accrued expenses – current | 18 | 8,592 | 12,446 | 681 | 2,842 |
| Provision for employee benefits – current | 22 | 22,336 | 18,280 | 4,128 | 2,244 |
| Provision for employee benefits – non-current | 27 | 9,172 | 7,322 | 746 | 549 |
| | | 40,100 | 38,048 | 5,555 | 5,635 |
| **Employee Numbers** | | | | | |
| Number of employees at 30 June (full-time equivalent employees) | | 3,353 | 3,631 | 178 | 185 |

**Equity-based Plans**

Employee Share Plan

A TABCORP Employee Share Plan has been established and approved by shareholders under which shares in the parent entity and loans to acquire shares in the parent entity are available to eligible employees. Eligible employees must be permanent with a minimum of six months' continuous service as at the date of offer whilst the executive plan eligibility may vary according to their service agreements. Other than shares applied for in the TABCORP float, the shares are issued at market price at the date of offer. The maximum number of shares that can be outstanding at any time under the Plan is limited to 3% of the issued capital of the parent entity.

Loans pursuant to the employee share plan mature at either five years from the date of the loan or cessation of employment. Interest is charged on certain loans at the rate of 4% (2002: 5%). Loans are either repaid via salary deductions or dividends.

Details of the employee share plan for the parent entity are as follows:

| | Ordinary Shares 2003[a] | 2003[b] | Ordinary Shares 2002[a] | 2002[b] |
|---|---|---|---|---|
| Total number issued to employees during the year ('000) | 1,174 | 500 | 1,163 | – |
| Total number issued to employees since commencement of the plan ('000) | 10,276 | 4,000 | 9,102 | 3,500 |
| Total number that have become available for purchase since commencement of the plan ('000) | 29,483 | 4,000 | 24,496 | 3,500 |
| Purchase entitlements not taken up by employees are not available at balance date for purchase. | | | | |
| Total number of employees eligible to participate in this plan at balance date | 3,040 | 1 | 2,810 | 1 |
| Total number of employees participating in this plan at balance date | 730 | 1 | 650 | 1 |
| Total market value, at date of issue, of issues during the year ($'000) | 14,037 | 6,075 | 10,487 | – |
| Proceeds received from issues during the year ($'000) | 14,171 | 6,075 | 10,586 | – |

[a] Shares issued to employees.
[b] Shares issued to executive directors under service agreements.

## NOTE 31 Employee benefits (continued)

### Options Granted under a Service Agreement

The parent entity has granted share options to certain executive directors under their Service Agreements to acquire ordinary shares in TABCORP Holdings Limited.

These options become exercisable either before a due date or through the satisfaction of certain performance hurdles.

Set out below are summaries of options granted under Service Agreements.

| | | Exercise Price | | Balance at Start of the Year | Granted During the Year | Exercised During the Year | Balance at End of the Year |
|---|---|---|---|---|---|---|---|
| Grant Date | Expiry Date | | Note | Number | Number | Number | Number |
| **Consolidated and TABCORP Holdings – 2003** | | | | | | | |
| 1 July 1999 | 30 June 2004 | $10.18 | (a) | 3,000,000 | – | 2,194,500 | 805,500 |
| 7 October 2002 | 7 October 2005 | $12.61 | (b)(d) | – | 1,500,000 | – | 1,500,000 |
| 7 October 2002 | 7 October 2010 | $12.61 | (c)(d) | – | 1,000,000 | – | 1,000,000 |
| | | | | 3,000,000 | 2,500,000 | 2,194,500 | 3,305,500 |
| **Consolidated and TABCORP Holdings – 2002** | | | | | | | |
| 1 July 1999 | 30 June 2004 | $10.18 | | 3,000,000 | – | – | 3,000,000 |

(a) Subsequent to 30 June 2003, TABCORP Holdings Limited has obtained an independent report stating that the remaining performance hurdles have not been met. As a result, the balance of these options has lapsed and were not considered potential ordinary shares.
(b) The options vested at reporting date and are considered potential ordinary shares.
(c) These options can only be exercised if certain annual and cumulative benchmarks are achieved. At reporting date these options had not yet vested, however are considered potential ordinary shares.
(d) The weighted number of potential ordinary shares used in the calculation of diluted earnings per share in Note 6 is 1,828,767.

Options exercised during the financial year and number of shares issued to executive directors on the exercise of options.

| | | Consolidated | | TABCORP Holdings | |
|---|---|---|---|---|---|
| Exercise Date | Fair Value of Shares at Exercise Date | 2003 Number | 2002 Number | 2003 Number | 2002 Number |
| 28 August 2002 | $12.49 | 1,460,640 | – | 1,460,640 | – |
| 30 August 2002 | $12.80 | 733,860 | – | 733,860 | – |
| | | 2,194,500 | – | 2,194,500 | – |
| The fair value of shares issued on the exercise of options is the closing price at which the company's shares were traded on the Australian Stock Exchange on the day the options were exercised. | | | | | |
| Options vested at the reporting date | | 1,500,000 | 2,194,500 | 1,500,000 | 2,194,500 |
| | | $'000 | $'000 | $'000 | $'000 |
| Aggregate proceeds received from executive directors on the exercise of options and recognised as issued capital | | 22,340 | – | 22,340 | – |
| Fair value of the shares issued to executive directors on the exercise of options as at their issue date | | 27,637 | – | 27,637 | – |

**Fair Value of Options**

Of the options granted by the company during the year, only 1,500,000 are currently available to be exercised. These options expire on 7 October 2005 and each option entitles the holder to purchase one ordinary share in the company. The options have been independently valued at the date of being granted at $1,394,893 using a Standard Binomial model. The remaining 1,000,000 options expire not later than 7 October 2010 and can only be exercised on the consolidated entity achieving certain performance hurdles. These options have been independently valued at the date of being granted at $1,511,257 using a Monte Carlo simulation-based model which also uses the Binomial Tree methodology.

## NOTE 31 Employee benefits (continued)

The following assumptions have been made for options granted on 7 October 2002.

| | | 2003 |
|---|---|---|
| Share volatility | | 20.66% |
| Risk-free interest rate | | refer (a) |
| Dividend yield | | 5.20% |
| Expected life of options: | Options expiring 7 October 2005 | 1.5 years |
| | Options expiring not later than 7 October 2010 | 4 years |

The expected share volatility reflects the assumption that the historical volatility is indicative of future trends. The dividend yield reflects the assumption that the current dividend payout ratio will continue with no anticipated increases. The expected life of the options implies that the executive would on average exercise half-way through the option life.

(a) The rates used in the valuation are zero coupon interest rates derived from government bond market interest rates on the valuation date and vary according to each maturity date.

**Superannuation Funds**

The economic entity maintains two superannuation funds covering all of its employees and the employees of controlled entities.

The TABCORP Superannuation Fund and the TABCORP Staff Superannuation Fund comprise:

(a) a defined benefit section (closed to new entrants): providing benefits based on salary and length of service; and

(b) an accumulation section: providing benefits based on contributions accumulated with interest.

An additional section is included in the TABCORP Staff Superannuation Fund covering non-executive directors of TABCORP Holdings Limited which provides benefits based on remuneration and period of service, as approved by shareholders. This section was closed on 27 June 2003 with accrued benefits transferred to the accumulation section of the TABCORP Staff Superannuation Fund.

The most recent actuarial reviews of the TABCORP Superannuation Fund and the TABCORP Staff Superannuation Fund were carried out effective at 1 July 2001 by Mr A. Sach, FIAA, of Mercer Human Resources Consulting Pty Ltd. The actuary's investigation for those reviews confirmed that both Funds held sufficient assets to meet any benefits that would have been vested under each Fund in the event of termination of the Funds or the voluntary or compulsory termination of employment of each employee.

With effect from 1 July 2003, the TABCORP Superannuation Funds will merge. As a result the next actuarial review will be undertaken as at 30 June 2003.

As at the date of this report, the results of this actuarial review had not been finalised.

TABCORP Holdings Limited and controlled entities are obliged to contribute to the Superannuation Funds as a consequence of legislation or trust deeds; legal enforceability is dependent on the terms of the legislation and the trust deeds. The rate of payment of contributions to the Funds is based on advice from the actuary.

The information disclosed at the last actuarial review of the TABCORP Superannuation Fund and the TABCORP Staff Superannuation Fund is as follows:

| | TABCORP Superannuation Fund | TABCORP Staff Superannuation Fund | Total |
|---|---|---|---|
| | $'000 | $'000 | $'000 |
| **At 30 June 2001** | | | |
| Fund assets at market value | 40,252 | 55,952 | 96,204 |
| Accrued benefits | 26,413 | 41,573 | 67,986 |
| Excess of fund assets over accrued benefits | 13,839 | 14,379 | 28,218 |

Information disclosed in the most recent audited financial statements of both Funds is as follows:

| | TABCORP Superannuation Fund | TABCORP Staff Superannuation Fund | Total |
|---|---|---|---|
| **At 30 June 2002** | | | |
| Fund assets at market value | 39,344 | 54,982 | 94,326 |
| Vested benefits | 29,397 | 46,100 | 75,497 |
| **At 30 June 2001** | | | |
| Fund assets at market value | 40,252 | 55,952 | 96,204 |
| Vested benefits | 23,812 | 37,609 | 61,421 |

| | | Consolidated | | TABCORP Holdings | |
|---|---|---|---|---|---|
| | Note | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |

## NOTE 32 Commitments

| | Note | Consolidated 2003 $'000 | Consolidated 2002 $'000 | TABCORP Holdings 2003 $'000 | TABCORP Holdings 2002 $'000 |
|---|---|---|---|---|---|
| **(a) Capital expenditure commitments** | | | | | |
| Contracted but not provided for and payable not later than one year | | 12,685 | 7,481 | 571 | 774 |
| **(b) Operating lease commitments** | | | | | |
| Contracted but not provided for and payable: | | | | | |
| Not later than one year | | 9,926 | 9,202 | 2,320 | 2,270 |
| Later than one year but not later than five years | | 30,069 | 28,846 | 6,280 | 8,615 |
| Later than five years | | 28,468 | 30,169 | – | – |
| | | 68,463 | 68,217 | 8,600 | 10,885 |
| Non-cancellable sub-leases exist in relation to the operating lease commitments disclosed above with the following future minimum lease payments contracted to be received: | | | | | |
| Not later than one year | | 799 | 1,670 | – | – |
| Later than one year but not later than five years | | 1,703 | 2,882 | – | – |
| Later than five years | | 648 | 1,095 | – | – |
| | | 3,150 | 5,647 | – | – |
| Surplus lease space exists in relation to operating lease commitments disclosed above, in respect of which a liability has been recognised in the financial statements as follows: | | | | | |
| Current provisions | 22 | 2,600 | 226 | – | – |
| Non-current provisions | 27 | 7,274 | 1,682 | – | – |
| | | 9,874 | 1,908 | – | – |

The consolidated entity leases property under operating leases expiring from one year to ninety years. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or are subject to market rate review.

| | Note | Consolidated 2003 $'000 | Consolidated 2002 $'000 | TABCORP Holdings 2003 $'000 | TABCORP Holdings 2002 $'000 |
|---|---|---|---|---|---|

## NOTE 33 Notes to the statement of cash flows

**(a) Reconciliation of cash**

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, deposits at call and bank accepted bills, net of outstanding bank overdrafts.

Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

| | Note | Consolidated 2003 $'000 | Consolidated 2002 $'000 | TABCORP Holdings 2003 $'000 | TABCORP Holdings 2002 $'000 |
|---|---|---|---|---|---|
| Cash | 7 | 118,789 | 126,843 | 489 | 221 |

**(b) Reconciliation of profit from ordinary activities after income tax to net cash provided by operating activities**

| | Consolidated 2003 $'000 | Consolidated 2002 $'000 | TABCORP Holdings 2003 $'000 | TABCORP Holdings 2002 $'000 |
|---|---|---|---|---|
| Profit from ordinary activities after income tax | 252,624 | 260,959 | 248,492 | 241,221 |
| Add/(less) items classified as investing/financing activities: | | | | |
| Profit on sale of non-current assets | (164) | (492) | (43) | (249) |
| Add/(less) non-cash income and expense items: | | | | |
| Depreciation expense | 72,375 | 75,782 | 1,971 | 1,899 |
| Amortisation expense | 22,843 | 22,749 | – | – |
| Write-down of property, plant and equipment to recoverable amount | 907 | – | – | – |
| Write-off of property, plant and equipment | 73 | 676 | – | 236 |
| Net cash provided by operating activities before change in assets and liabilities | 348,658 | 359,674 | 250,420 | 243,107 |
| Change in assets and liabilities: | | | | |
| (Increase)/decrease in: | | | | |
| • trade and sundry debtors | 4,948 | (1,955) | (549) | 2,314 |
| • inventories | (50) | 286 | – | – |
| • prepayments | 9,980 | 7,147 | 56 | 14 |
| • accrued interest income | (60) | 83 | 10 | 7 |
| • amounts receivable from controlled entities | – | – | (3,121) | (42,804) |
| • future income tax benefits | (11,921) | 17,635 | (68) | 590 |
| (Decrease)/increase in: | | | | |
| • trade creditors and accrued expenses | 5,767 | 19,482 | (2,544) | 3,570 |
| • amounts due to controlled entities | – | – | (13,441) | 5,143 |
| • provisions | 13,179 | 4,985 | 1,973 | 236 |
| • provision for deferred income tax | 1,288 | 4,480 | (156) | (49) |
| • provision for income tax | 6,647 | 3,398 | – | – |
| • deferred revenue | (69) | (509) | – | – |
| Net cash provided by operating activities | 378,367 | 414,706 | 232,580 | 212,128 |

**(c) Non-cash financing and investing activities**

During the year a controlled entity purchased the remaining rights to the management agreement from Leighton Property Development Pty Limited for an amount of $53.0 million. This was settled on 15 July 2003.

## NOTE 34 Segment information

The consolidated entity's primary format of segment reporting is on a business segment basis.

The consolidated entity has three main business segments:

**Wagering**
Totalizator and fixed odds betting on thoroughbred, harness, greyhounds and sporting and other events.

**Gaming**
Gaming machine operations in licensed clubs and hotels.

**Star City**
Star City Casino operations, including a hotel, apartment complex, theatres, restaurants and bars.

The consolidated entity's business segments are located in, and provide services to one geographical segment, Australia. Intersegment pricing is determined on an arm's-length basis.

| | Wagering | Gaming | Star City | Segment Total | Unallocated | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **2003 Consolidated** | | | | | | | |
| Total operating revenues – external | 421,302 | 848,137 | 631,242 | 1,900,681 | | | 1,900,681 |
| Other revenues from ordinary activities – external | 12,747 | 2,145 | 16,831 | 31,723 | 4,724 | | 36,447 |
| Intersegment revenue | | | | | | | |
| Revenues from ordinary activities | 434,049 | 850,282 | 648,073 | 1,932,404 | 4,724 | | 1,937,128 |
| Segment result (pre amortisation of goodwill) | 67,042 | 208,175 | 174,914 | 450,131 | | | 450,131 |
| Segment result | 66,935 | 208,175 | 157,066 | 432,176 | | | 432,176 |
| Unallocated interest revenue | | | | | 4,173 | | 4,173 |
| Unallocated other revenue | | | | | 551 | | 551 |
| Unallocated interest expense | | | | | (52,629) | | (52,629) |
| Unallocated expenses | | | | | (11,990) | | (11,990) |
| Result from ordinary activities before income tax expense | 66,935 | 208,175 | 157,066 | 432,176 | (59,895) | – | 372,281 |
| Income tax expense | | | | | | | (119,657) |
| Net profit attributable to members of the parent entity | | | | | | | 252,624 |
| Depreciation and amortisation | 11,637 | 26,574 | 66,820 | 105,031 | | | |
| Non cash expenses other than depreciation and amortisation | 41,262 | 18,003 | 74,861 | 134,126 | | | |
| Segment assets | 262,202 | 551,303 | 1,537,667 | 2,351,172 | 62,814 | (14,485) | 2,399,501 |
| Segment liabilities | 65,498 | 21,112 | 120,221 | 206,831 | 887,279 | (14,485) | 1,079,625 |
| Acquisition of non-current assets | 22,984 | 17,529 | 15,396 | 55,909 | 162 | – | 56,071 |

| | Wagering | Gaming | Star City | Segment Total | Unallocated | Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **2002 Consolidated** | | | | | | | |
| Total operating revenues – external | 403,610 | 917,569 | 611,873 | 1,933,052 | | | 1,933,052 |
| Other revenues from ordinary activities – external | 19,763 | 4,901 | 5,383 | 30,047 | 4,560 | | 34,607 |
| Intersegment revenue | | | 22 | 22 | | (22) | – |
| Revenues from ordinary activities | 423,373 | 922,470 | 617,278 | 1,963,121 | 4,560 | (22) | 1,967,659 |
| Segment result (pre amortisation of goodwill) | 66,788 | 236,278 | 160,049 | 463,115 | | | 463,115 |
| Segment result | 66,689 | 236,278 | 142,196 | 445,163 | – | – | 445,163 |
| Unallocated interest revenue | | | | | 4,103 | | 4,103 |
| Unallocated other revenue | | | | | 457 | | 457 |
| Unallocated interest expense | | | | | (56,009) | | (56,009) |
| Unallocated expenses | | | | | (10,319) | | (10,319) |
| Result from ordinary activities before income tax expense | 66,689 | 236,278 | 142,196 | 445,163 | (61,768) | – | 383,395 |
| Income tax expense | | | | | | | (122,436) |
| Net profit attributable to members of the parent entity | | | | | | | 260,959 |
| Depreciation and amortisation | 10,591 | 25,534 | 72,006 | 108,131 | | | |
| Non cash expenses other than depreciation and amortisation | 39,254 | 14,717 | 53,271 | 107,242 | | | |
| Segment assets | 211,902 | 624,919 | 1,529,246 | 2,366,067 | 52,659 | (5,048) | 2,413,678 |
| Segment liabilities | 63,744 | 21,589 | 52,264 | 137,597 | 1,004,752 | (5,048) | 1,137,301 |
| Acquisition of non-current assets | 19,403 | 17,087 | 10,227 | 46,717 | – | – | 46,717 |

For comparison with previous years' disclosure in which segment's profit before interest and tax (PBIT) had been stated on a full income and expense allocation basis excluding goodwill amortisation, the following segment result is disclosed:

| | Wagering | Gaming | Star City | Segment Total | Goodwill Amortisation | Consolidated |
|---|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **2003 Consolidated** | | | | | | |
| Segment result | 62,331 | 202,896 | 173,465 | 438,692 | (17,955) | 420,737 |
| **2002 Consolidated** | | | | | | |
| Segment result | 63,946 | 230,835 | 158,472 | 453,253 | (17,952) | 435,301 |

84

## NOTE 35 Controlled entities

The following were controlled entities at 30 June 2003, and have been included in the consolidated financial statements. The financial years of all controlled entities are the same as that of TABCORP Holdings Limited.

| Name of controlled entity | | Place of Incorporation | Type of Shares | Interest Held 2003 | 2002 |
|---|---|---|---|---|---|
| | Note | | | % | % |
| TABCORP Holdings Limited | (a) | Australia | – | – | – |
| TABCORP Assets Pty Ltd | (a) | Australia | ordinary | 100 | 100 |
| TABCORP Manager Pty Ltd | (a)(c) | Australia | ordinary | 100 | 100 |
| TABCORP Participant Pty Ltd | (a) | Australia | ordinary | 100 | 100 |
| TABCORP (Queensland) Pty Ltd | (a)(c) | Australia | ordinary | 100 | 100 |
| TABCORP Investments Pty Ltd | (b) | Australia | ordinary | 100 | 100 |
| TABCORP Online Pty Ltd | (a)(c) | Australia | ordinary | 100 | 100 |
| TABCORP Issuer Pty Ltd | (c)(f) | Australia | ordinary | 100 | – |
| TABCORP Investments No. 2 Pty Ltd | (c)(f) | Australia | ordinary | 100 | – |
| Star City Holdings Limited | (b)(d) | Australia | ordinary | 100 | 100 |
| Star City Pty Ltd | (b)(d) | Australia | ordinary | 100 | 100 |
| Star City Entertainment Pty Ltd | (b)(d) | Australia | ordinary | 100 | 100 |
| Sydney Harbour Casino Properties Pty Ltd | (b)(d) | Australia | ordinary | 100 | 100 |
| Sydney Harbour Apartments Pty Ltd | (b)(d) | Australia | ordinary | 100 | 100 |
| Star City Investments Pty Ltd | (b)(d) | Australia | ordinary | 100 | 100 |
| Showboat Australia Pty Ltd | (b) | Australia | ordinary | 100 | 100 |
| Sydney Casino Management Pty Ltd | (g) | Australia | ordinary | 100 | 85 |
| Structured Data Systems Pty Ltd | (a)(c) | Australia | ordinary | 100 | 100 |

(a) These companies have entered into a Deed of Cross Guarantee dated 8 June 1995 with TABCORP Holdings Limited which provides that all parties to the deed will guarantee to each creditor payment in full of any debt of each company participating in the deed in certain circumstances, including the winding up of that company. Structured Data Systems Pty Ltd and TABCORP Online Pty Ltd were approved to become a party to the Deed of Cross Guarantee on 13 November 2000. In addition, as a result of the class order issued by the Australian Securities and Investments Commission, TABCORP Assets Pty Ltd and TABCORP Participant Pty Ltd are relieved from the requirements to prepare financial statements.

The consolidated statement of financial performance and statement of financial position of all entities included in this class order 'closed group' are set out at footnote (h).

(b) These companies have entered into a Deed of Cross Guarantee dated 4 June 2001 with TABCORP Investments Pty Ltd which provides that all parties to the deed will guarantee to each creditor payment in full of any debt of each company participating in the deed in certain circumstances, including the winding up of that company. In addition, as a result of the class order issued by the Australian Securities and Investments Commission, Star City Holdings Limited, Star City Pty Ltd, Star City Entertainment Pty Ltd, Sydney Harbour Casino Properties Pty Ltd, Sydney Harbour Apartments Pty Ltd, Star City Investments Pty Ltd and Showboat Australia Pty Ltd are relieved from the requirements to prepare financial statements.

The consolidated statement of financial performance and statement of financial position of all entities included in this class order 'closed group' are set out at footnote (i).

(c) These companies are relieved from the requirements to prepare financial statements as they are all small proprietary companies as defined by the Corporations Act 2001.

(d) These companies have provided a charge over their assets and undertakings and have entered into a guarantee and indemnity agreement as explained in Note 39(b) and (c).

(e) TABCORP Superannuation Pty Ltd, TABCORP Staff Superannuation Pty Ltd and Star City Superannuation Fund Pty Ltd are wholly-owned subsidiaries of TABCORP Holdings Limited, and are not considered to be controlled entities in accordance with section 50AA(4) of the Corporations Act 2001. Star City Superannuation Fund Pty Ltd was de-registered on 5 May 2003.

(f) These companies were incorporated on 30 June 2003.

(g) On 30 June 2003 Showboat Australia Pty Limited purchased the remaining 15% of this company.

## NOTE 35 Controlled entities (continued)

(h) Financial information for class order closed group – entities denoted as (a) above

| | 2003 $'000 | 2002 $'000 |
|---|---|---|
| **Statement of Financial Performance for the year ended 30 June 2003** | | |
| Revenues from ordinary activities | 1,363,821 | 1,427,190 |
| Government taxes | (460,552) | (482,566) |
| Commissions and fees | (406,927) | (419,640) |
| Employee costs | (56,008) | (53,565) |
| Depreciation and amortisation | (38,365) | (36,494) |
| Borrowing costs | (31,786) | (28,909) |
| Other expenses from ordinary activities | (61,286) | (62,608) |
| Profit from ordinary activities before income tax expense | 308,897 | 343,408 |
| Income tax expense relating to ordinary activities | (70,974) | (80,349) |
| Net profit attributable to members of the parent entity | 237,923 | 263,059 |
| Retained profits at the beginning of the financial year | 32,221 | 4,501 |
| Net profit attributable to members of the parent entity | 237,923 | 263,059 |
| Adjustment arising from adoption of new Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' | 80,408 | – |
| Adjustment arising from adoption of revised Accounting Standard AASB 1028 'Employee Benefits' | (174) | – |
| Dividends provided for or paid | (239,628) | (235,339) |
| Retained profits at the end of the financial year | 110,750 | 32,221 |
| **Statement of Financial Position as at 30 June 2003** | | |
| Cash assets | 78,548 | 88,472 |
| Receivables | 2,180 | 43,974 |
| Inventories | 3,913 | 3,730 |
| Other | 4,914 | 5,541 |
| Total current assets | 89,555 | 141,717 |
| Receivables | 1,108,672 | 1,106,998 |
| Property, plant and equipment | 127,251 | 138,926 |
| Intangible assets – licences | 597,304 | 597,424 |
| Intangible assets – other | 1,707 | 1,765 |
| Deferred tax assets | 9,872 | 8,666 |
| Other | 37,133 | 35,976 |
| Total non-current assets | 1,881,939 | 1,889,755 |
| TOTAL ASSETS | 1,971,494 | 2,031,472 |
| Payables | 79,042 | 91,114 |
| Interest bearing liabilities | 282,898 | 44,000 |
| Current tax liabilities | 8,334 | 24,572 |
| Provisions | 11,376 | 127,188 |
| Other | 125 | 76 |
| Total current liabilities | 381,775 | 286,950 |
| Payables | 14,407 | 122 |
| Interest bearing liabilities | 315,000 | 472,898 |
| Deferred tax liabilities | 6,140 | 9,298 |
| Provisions | 5,406 | 3,388 |
| Other | 250 | 229 |
| Total non-current liabilities | 341,203 | 485,935 |
| TOTAL LIABILITIES | 722,978 | 772,885 |
| NET ASSETS | 1,248,516 | 1,258,587 |
| Contributed equity | 1,137,766 | 1,226,366 |
| Retained profits | 110,750 | 32,221 |
| TOTAL EQUITY | 1,248,516 | 1,258,587 |

## NOTE 35 Controlled entities (continued)

(i) Financial information for class order closed group – entities denoted as (b) above

| | TABCORP Investments Pty Ltd Closed Group 2003 $'000 | 2002 $'000 |
|---|---|---|
| **Statement of Financial Performance for the year ended 30 June 2003** | | |
| Revenues from ordinary activities | 648,815 | 618,135 |
| Government taxes | (129,271) | (127,025) |
| Commissions and fees | (9,034) | (8,989) |
| Employee costs | (168,440) | (173,519) |
| Depreciation and amortisation | (66,844) | (72,028) |
| Borrowing costs | (20,843) | (27,100) |
| Other expenses from ordinary activities | (115,998) | (92,487) |
| Profit from ordinary activities before income tax expense | 138,385 | 116,987 |
| Income tax expense relating to ordinary activities | (48,683) | (42,087) |
| Net profit attributable to members of the parent entity | 89,702 | 74,900 |
| Retained profits at the beginning of the financial year | 17,790 | 19,890 |
| Net profit attributable to members of the parent entity | 89,702 | 74,900 |
| Adjustment arising from adoption of new Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' | 39,000 | – |
| Adjustment arising from adoption of revised Accounting Standard AASB 1028 'Employee Benefits' | (131) | – |
| Dividends provided for or paid | (75,000) | (77,000) |
| Retained profits at the end of the financial year | 71,361 | 17,790 |
| **Statement of Financial Position as at 30 June 2003** | | |
| Cash assets | 40,241 | 38,371 |
| Receivables | 17,067 | 4,579 |
| Inventories | 775 | 908 |
| Other | 20,227 | 15,890 |
| Total current assets | 78,310 | 59,748 |
| Property, plant and equipment | 631,961 | 663,387 |
| Intangible assets – licences | 233,897 | 236,481 |
| Intangible assets – other | 541,839 | 509,116 |
| Deferred tax assets | 24,096 | 13,250 |
| Other | 36,061 | 46,270 |
| Total non-current assets | 1,467,854 | 1,468,504 |
| TOTAL ASSETS | 1,546,164 | 1,528,252 |
| Payables | 88,866 | 29,669 |
| Interest bearing liabilities | 168,000 | 100,000 |
| Current tax liabilities | 26,565 | 3,680 |
| Provisions | 23,890 | 58,773 |
| Other | 75 | 215 |
| Total current liabilities | 307,396 | 192,337 |
| Payables | 1,103,672 | 1,103,998 |
| Interest bearing liabilities | – | 160,000 |
| Deferred tax liabilities | 52,036 | 47,590 |
| Provisions | 11,044 | 5,672 |
| Other | 655 | 865 |
| Total non-current liabilities | 1,167,407 | 1,318,125 |
| TOTAL LIABILITIES | 1,474,803 | 1,510,462 |
| NET ASSETS | 71,361 | 17,790 |
| Contributed equity | – | – |
| Retained profits | 71,361 | 17,790 |
| TOTAL EQUITY | 71,361 | 17,790 |

| | 2003 | 2002 |
|---|---|---|

## NOTE 36 Staff costs

**(a) Remuneration of directors**
Prepared in accordance with Accounting Standard AASB 1017 and Urgent Issues Group Abstract 14 and reported on the basis of gross cost to the entity of remuneration paid or payable, or otherwise made available.

The numbers of directors of TABCORP Holdings Limited whose remuneration (including brokerage, commission, bonuses, retirement payments and salaries), paid or payable directly or indirectly by the parent entity or any related party, as shown in the following bands, were:

| | 2003 | 2002 |
|---|---|---|
| $110,000 – $119,999 | – | 2 |
| $120,000 – $129,999 | – | 1 |
| $130,000 – $139,999 | – | 1 |
| $140,000 – $149,999 | 1 | – |
| $150,000 – $159,999 | 1 | – |
| $170,000 – $179,999 | – | 1 |
| $180,000 – $189,999 | 1 | – |
| $200,000 – $209,999 | 2 | – |
| $300,000 – $309,999 | – | 1 |
| $340,000 – $349,999 | 1 | – |
| $410,000 – $419,999 | 1 | – |
| $680,000 – $689,999 | – | 1 |
| $1,060,000 – $1,069,999 | 1 | – |
| $1,540,000 – $1,549,999 | 1 | – |
| $3,350,000 – $3,359,999 (i) | – | 1 |
| | $ | $ |
| The aggregate remuneration of the directors referred to in the above bands was | 4,244,425 | 5,012,910 |

(i) Prior year includes termination payment of $650,000.

The total of all remuneration paid or payable directly or indirectly, by the respective corporations of which they are director, or any related party, to all the directors of each corporation in the economic entity was $4,271,891 (2002: $5,035,273). This amount includes the value of insurance premiums paid for the benefit of directors.

NOTE 36 Staff costs (continued)

**(b) Remuneration of executives**

Prepared in accordance with Accounting Standard AASB 1034 and reported on the basis of gross cost to the entity of remuneration paid or payable, or otherwise made available.

The numbers of executive officers domiciled in Australia who received, or were due to receive, directly or indirectly from the parent entity, or from any related party, a total remuneration in connection with the management of affairs of the parent entity, or any of its subsidiaries whether as executive officers or otherwise, as shown in the following bands, were:

| | Consolidated | | TABCORP Holdings | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| $210,000 – $219,999 | – | 1 | – | – |
| $220,000 – $229,999 | 1 | 1 | 1 | – |
| $230,000 – $239,999 | 1 | – | – | – |
| $240,000 – $249,999 | – | 2 | – | 1 |
| $250,000 – $259,999 | 1 | – | – | – |
| $260,000 – $269,999 | – | 2 | – | – |
| $270,000 – $279,999 | 4 | 3 | – | – |
| $280,000 – $289,999 | 1 | 1 | – | 1 |
| $290,000 – $299,999 | – | 2 | – | 1 |
| $300,000 – $309,999 | 2 | 1 | – | – |
| $310,000 – $319,999 | 3 | – | 3 | – |
| $320,000 – $329,999 | 1 | 2 | – | – |
| $330,000 – $339,999 | 2 | – | – | – |
| $350,000 – $359,999 | 1 | 1 | – | – |
| $360,000 – $369,999 | 3 | 2 | – | – |
| $370,000 – $379,999 | – | 1 | – | 1 |
| $380,000 – $389,999 | – | 1 | – | – |
| $400,000 – $409,999 | – | 1 | – | – |
| $410,000 – $419,999 | 1 | – | 1 | – |
| $480,000 – $489,999 | 2 | – | 1 | – |
| $500,000 – $509,999 | – | 1 | – | 1 |
| $580,000 – $589,999 | 1 | – | 1 | – |
| $600,000 – $609,999 | – | 1 | – | 1 |
| $650,000 – $659,999 | – | 1 | – | 1 |
| $660,000 – $669,999 | – | 1 | – | – |
| $670,000 – $679,999 | 1 | – | – | – |
| $680,000 – $689,999 | – | 1 | – | 1 |
| $690,000 – $699,999 | 1 | – | 1 | – |
| $910,000 – $919,999 | 1 | – | – | – |
| $940,000 – $949,999 | – | 1 | – | – |
| $1,060,000 – $1,069,999 | 1 | – | 1 | – |
| $1,540,000 – $1,549,999 | 1 | – | 1 | – |
| $3,350,000 – $3,359,999[i] | – | 1 | – | 1 |
| | $ | $ | $ | $ |
| The aggregate remuneration of the executives referred to in the above bands was | 12,965,199 | 13,786,950 | 5,955,632 | 7,019,566 |

Remuneration of executives includes executive directors of the parent entity who are already disclosed within 'Remuneration of directors'.

[i] Prior year includes termination payment of $650,000.

| | Consolidated | |
|---|---|---|
| | 2003 $'000 | 2002 $'000 |

## NOTE 37 Interest in joint venture operation

TABCORP Holdings Limited and certain of its controlled entities (TABCORP Assets Pty Ltd, TABCORP Manager Pty Ltd and TABCORP Participant Pty Ltd) conduct an unincorporated joint venture operation with VicRacing Pty Ltd. TABCORP Holdings Limited and the abovenamed controlled entities manage the joint venture whose principal activity is the organisation, conduct, promotion and development of wagering and gaming within the state of Victoria. The economic entity receives 75% of the product and expenses of the joint venture.

**Assets employed in joint venture operations**

| | 2003 $'000 | 2002 $'000 |
|---|---|---|
| Current assets | | |
| Cash assets | 76,013 | 85,177 |
| Receivables | 1,024 | 2,889 |
| Other | 580 | 453 |
| | 77,617 | 88,519 |
| Total assets employed | 77,617 | 88,519 |

## NOTE 38 Related parties

**(a) Directors**

The following persons held the position of director of TABCORP Holdings Limited during all of the past two financial years, unless otherwise stated:

M.B. Robinson
M.J. Slatter (appointed on 8 October 2002)
I.R. Wilson (retired on 31 August 2002)
A.G. Hodgson
P.G. Satre
D.J. Simpson (retired on 21 February 2003)
P.H. Wade
R.F.E. Warburton
W.V. Wilson

| | Shares and Options Issued by Parent Entity: Shares | | Options | |
|---|---|---|---|---|
| | 2003 Number | 2002 Number | 2003 Number | 2002 Number |
| **(b) Directors' shareholdings** | | | | |
| Balance at the beginning of the financial year | 4,463,500 | 4,710,500 | 3,000,000 | 3,000,000 |
| Acquired from (shares)/issued by (options) the entity during the year | 2,698,500 | – | 2,500,000 | – |
| Disposed of (shares)/exercised (options) during the year [i] | (3,144,500) | (247,000) | (2,194,500) | – |
| Shareholdings of retired directors | (3,276,000) | – | – | – |
| Balance at the end of the financial year | 741,500 | 4,463,500 | 3,305,500 | 3,000,000 |

[i] None of the current directors sold shares during the current year.

## NOTE 38 Related parties (continued)

**(c) Directors' loans**

Director loans had been made by the economic entity to executive directors I.R. Wilson and D.J. Simpson. Interest, where applicable, is charged at a rate to a maximum of 4% (2002: 5%) and totalled $Nil (2002: $0.053 million) during the year. The loans are to be repaid following cessation of employment, and, where advanced to finance the acquisition of shares in the company, the dividends received on those shares are applied towards loan repayment. The loans are secured by an equitable mortgage over the shares held by the directors. I.R. Wilson repaid $2.352 million (2002: $0.315 million) and D.J. Simpson repaid $1.115 million (2002: $0.009 million) of the balance outstanding on their loans during the year. In accordance with the terms of his service agreement, the balance owing by I.R. Wilson of $2.125 million is to be repaid by 31 August 2004. The amounts repaid during the year of $3.467 million (2002: $0.324 million) have been included in 'Other cash flows from investing activities' within the statement of cash flows.

During the year, a non-recourse executive director loan of $6.075 million has been made by a director-related entity to executive director M.J. Slatter. Interest, where applicable, is charged at a rate to a maximum of 4% and totalled $0.118 million during the year. The loan is to be repaid following cessation of employment, and, where advanced to finance the acquisition of shares in the company, the dividends received on those shares are applied towards interest payable on the outstanding loan balance, a cash payment to cover the personal income tax liability associated with the dividend and principal loan repayments. The effect of the above was to reduce the loan balance by $0.004 million during the year. The loan is secured by an equitable mortgage over the shares held.

| | | Consolidated | | TABCORP Holdings | |
|---|---|---|---|---|---|
| | Note | 2003 $'000 | 2002 $'000 | 2003 $'000 | 2002 $'000 |
| Loans to directors outstanding at year end: | | | | | |
| Non-current | 17 | 6,071 | 5,592 | 6,071 | 5,592 |

**(d) Director transactions**

The directors of the economic entity, or their director-related entities, conduct transactions with entities within the economic entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at arm's length in similar circumstances. These transactions include the following and have been quantified below where the transactions are considered likely to be of interest to users of these financial statements:

(i) Mr M.B. Robinson is a partner in the legal firm of Allens Arthur Robinson. This firm rendered legal advice to the economic entity. All dealings with the firm were in the ordinary course of business and on normal commercial terms and conditions. The amount paid by the economic entity during the year was $1,574,584 (2002: $274,744). The majority of these costs relates to advice obtained in connection with the proposed merger with Jupiters Limited. Mr M.B. Robinson is the Chairman of the Bionic Ear Institute. The economic entity has made donations to the Institute during the year of $10,500 (2002: $Nil). Mr M.B. Robinson is also a trustee of the Epworth Medical Foundation. The economic entity has made a donation to the Foundation of $5,000 (2002: $2,300).

(ii) Mr P.G. Satre is the Chairman of Harrah's Entertainment Inc. This company provides the economic entity with access to their knowledge and experience in operating casinos via an agreement which commenced in January 2000 and currently runs until January 2005. The fees payable by the economic entity to Harrah's Entertainment Inc. will be $5,300,000 per annum for the duration of the extended term. All dealings with the company are in the ordinary course of business and on normal commercial terms and conditions.

(iii) Mr A.G. Hodgson is a director of HSBC Bank Australia Limited. The economic entity maintains operating accounts with this bank in the ordinary course of business and on normal commercial terms and conditions.

(iv) Mr R.F.E. Warburton is a director of Southcorp Limited. The economic entity purchases alcoholic beverages from this company in the ordinary course of business and on normal commercial terms and conditions.

(v) Mr D.J. Simpson and Mr I.R. Wilson are directors of Eastsail Pty Ltd, which provided charter services to the economic entity in the ordinary course of business and on normal commercial terms and conditions. The amount paid by the economic entity was $110,718 (2002: $8,478).

## NOTE 38 Related parties (continued)

**(e) Transactions with related parties in the wholly-owned group**

In addition to those transactions disclosed in Note 2, the parent entity entered into the following transactions during the year with related parties in the wholly-owned group:

- loans were advanced and repayments received on short-term intercompany accounts;
- loans were advanced between controlled entities and are not expected to be repaid within the next 12 months; and
- management and service fees were received from certain wholly-owned controlled entities.

These transactions were undertaken on commercial terms and conditions. Certain loans advanced which are sourced from debt capital are charged interest at a rate at or above the bank bill rate plus net settlement payments on interest rate swaps (refer Note 41(c)) and bank fees on facilities, with other loans being interest free.

Amounts due to and receivable from related parties in the wholly-owned group

Appropriate disclosure of these amounts is contained in the respective notes to the financial statements.

Ownership interests

The ownership interests in related parties in the wholly-owned group are disclosed in Note 35.

**(f) Transactions with other related parties**

The economic entity had one partly-owned (85%) controlled entity, Sydney Casino Management Pty Ltd (SCM). The remaining 15% was purchased by the economic entity on 30 June 2003 (refer note 40(a)). This entity acts as nominee for the Showboat Leighton Partnership.

Star City Pty Ltd and Sydney Harbour Casino Properties Pty Ltd entered into a Casino Complex Management Agreement with SCM in previous years. Under this agreement, SCM provides services to Star City Pty Ltd and Sydney Harbour Casino Properties Pty Ltd in relation to planning, decorating, furnishing, managing and equipping of the Star City Casino Complex.

SCM is paid a fee equal to the sum of (i) 1.5% of Casino Revenue, (ii) 6% of Casino Gross Operating Profit, (iii) 3.5% of Non-Casino Revenue, and (iv) 10% of Non-Casino Complex Gross Operating Profit, each fiscal year for services rendered by SCM pursuant to the management agreement. Casino Gross Operating Profit and Non-Casino Gross Operating Profit are determined after deducting revenue-based management fees. A management fee of $24.893 million was paid or payable for the year (2002: $24.591 million).

SCM is also paid a supplemental management fee by Star City Pty Ltd for expenses incurred by Showboat Australia Pty Ltd, which are reimbursed by SCM. This fee is based on salary and related costs incurred. The total supplemental fee paid or payable for the year was $4.195 million (2002: $3.292 million).

**(g) Ultimate controlling entity**

The ultimate controlling entity of the economic entity is TABCORP Holdings Limited.

## NOTE 39 Contingent liabilities and contingent assets

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed.

The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

**Contingent liabilities**

(a) Parent entity

As explained in Note 35(a), the parent entity has entered into a Deed of Cross Guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and all the controlled entities which are a party to the deed, have guaranteed the repayment of all current and future creditors in the event any of these companies are wound-up.

(b) Charges

*(i) CCA*

The controlled entities denoted (d) in Note 35 have provided the NSW Casino Control Authority (CCA) with a fixed and floating charge over all of the assets and undertakings of each company to secure payment of all monies and the performance of all obligations which they have to the CCA. The charge has a value of $1.5 billion and ranks second behind the Commonwealth Bank of Australia charge under its facility agreement.

*(ii) Other*

The controlled entity which is a participant in the joint venture described in Note 1(r) has entered into a deed of cross charge with its joint venture partner to cover the non-payment of a called sum in the event of the joint venture incurring a loss. The charge is over undistributed and future earnings of the joint venture to the level of the unpaid call.

(c) Guarantee and Indemnity

The controlled entities denoted in Note 35(b) have entered into a guarantee and indemnity agreement (Note 35(d)) in favour of the CCA whereby all parties to the agreement are jointly and severally liable for the performance of the obligations and liabilities of each company participating in the agreement with respect to agreements entered into and guarantees given.

## NOTE 39 Contingent liabilities and contingent assets (continued)

**Contingent liabilities** (continued)

(d) Legal challenges

There are outstanding legal actions between controlled entities and third parties as at 30 June 2003. The economic entity has notified its insurance carrier of all litigation, and believes that any damages (other than exemplary damages) that may be awarded against the economic entity, in addition to its costs incurred in connection with the action, will be covered by its insurance policies where such policies are in place. However, given the nature of insurance, no assurance can be given that any such claims are not likely to have a material adverse effect on the economic entity. In the case of possible actions which, due to the demise of an underwriter do not have insurance cover, the economic entity considers that, on the balance of probability, no material losses will arise. This position will be monitored and in the event that a loss becomes probable, an appropriate provision will be made.

(e) Banking facilities

A controlled entity has provided a bank guarantee to WorkCover NSW for the amount of $11.766 million (2002: $5.500 million) which is required under the entity's self-insurance licence.

(f) Tax audit

A controlled entity has been audited by the Australian Taxation Office (ATO). The ATO has identified an issue which relates to the deductibility of rent of $120 million prepaid in December 1994 in relation to the Star City Casino site. The primary tax in dispute in relation to deductions claimed to date is approximately $33 million.

Under current Australian Accounting Standards the current profit impact of the primary tax in dispute would be approximately $13 million, the balance having a Statement of financial position impact only. On the basis of external advice and its assessment of the issue, TABCORP believes that the position taken in the income tax returns which have been lodged is correct.

(g) Undertakings – insurance deductible

Under the Casino Taxes Agreement, Star City is required to take out insurance in the name of the Casino Control Authority in respect of anticipated Weekly Duty and Community Benefit Levy arising out of partial or total loss or destruction of the Premises. The Agreement allows for a $1 million deductible for each and every loss.

Since the events of 11 September 2001, Star City has only managed to secure a 14-day loss deductible. Subsequent to 30 June 2003, TABCORP Holdings Limited has provided the CCA with a Deed of Undertaking to fund the shortfall of the difference between the current 14-day deductible and the $1 million required under the Casino Taxes Agreement (refer Note 40(b)). The directors believe this undertaking would not exceed $3–4 million for any one loss and believe such an event is remote.

(h) Jupiters Limited merger break costs

Under the terms of the Merger Implementation Agreement with Jupiters Limited, the economic entity may be liable to pay to Jupiters Limited break costs of $7.5 million as compensation if the merger does not proceed in certain circumstances. The economic entity considers such circumstances to be remote. Refer note 39(k).

(i) Interest rate option agreements

Under the interest rate option agreements referred to in Note 41(d) below, should the merger with Jupiters Limited not proceed, the agreements to enter into forward interest rate swaps may not be required. To the extent that the agreements are not entered into, the economic entity may be required to pay costs associated with closing out these agreements. Any amounts required to be paid will depend on the level of forward swap interest rates at that date.

**Contingent assets**

(j) Sale of land

During the year, a controlled entity disposed of land owned at 50 Union Street, Pyrmont. Proceeds of $12.3 million were received in February 2003. Part of the sale agreement includes an additional amount which is dependent upon the purchaser being able to seek an approved Development Application (DA) from Planning NSW to develop to a specified net lettable rent area. The additional payment cannot be reliably measured and no such approval has been received to date.

(k) Jupiters Limited merger break costs

Under the terms of the Merger Implementation Agreement with Jupiters Limited, Jupiters Limited may be liable to pay to the economic entity break costs of $12.2 million as compensation if the merger does not proceed in certain circumstances. The economic entity considers such circumstances to be remote. Refer Note 39(h).

## NOTE 40 Events subsequent to reporting date

**(a) Showboat Leighton Partnership**

Following the purchase of the remaining 15% of Sydney Casino Management (SCM) on 30 June 2003 from Leighton Property Development Pty Limited, the Showboat Leighton Partnership will be dissolved, subject to the approval of the New South Wales Department of Gaming and Racing. Under the Sale Agreement, once this approval has been granted, the rights of SCM under the Casino Management Agreement (refer Note 38(f)) will be novated across to Showboat Australia Pty Limited.

**(b) Deed of Undertaking to Casino Control Authority**

Subsequent to 30 June 2003, TABCORP Holdings has provided a Deed of Undertaking as denoted in Note 39(g).

**(c) Dividends**

Since 30 June 2003, the directors have declared a dividend of 34 cents per ordinary share. This has the effect of reducing retained earnings and increasing current liabilities by $124.289 million (refer Note 5).

NOTE 41 Additional financial instruments disclosure

**(a) Interest rate risk**

The consolidated entity's exposure to interest rate risk and the effective interest rate for classes of financial assets and financial liabilities is set out below:

| | Note | Effective Interest Rate | Floating Interest Rate | Fixed Interest Maturing in: 1 year or less | Fixed Interest Maturing in: 1 to 5 years | Interest Bearing Employee Share Plan Loans (i) | Non-interest Bearing | Statement of Financial Position |
|---|---|---|---|---|---|---|---|---|
| | | % | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| **2003** | | | | | | | | |
| Financial assets | | | | | | | | |
| Cash assets | 7 | 0.2–4.25 | 34,606 | – | – | – | 22,400 | 57,006 |
| Short-term deposits | 7 | 4.60–4.75 | 50,624 | – | – | – | – | 50,624 |
| Bank accepted bills | 7 | 4.78–4.89 | – | 11,159 | – | – | – | 11,159 |
| Receivables | 8 | – | – | – | – | – | 9,762 | 9,762 |
| Loans pursuant to employee share plan | 10,17 | up to 4.00 | – | – | – | 2,890 | 28,787 | 31,677 |
| Loans to executive directors | 17 | up to 4.00 | – | – | – | 6,071 | – | 6,071 |
| Loans – other | 17 | – | – | – | – | – | 2,125 | 2,125 |
| Total financial assets | | | 85,230 | 11,159 | – | 8,961 | 63,074 | 168,424 |
| Financial liabilities | | | | | | | | |
| Trade creditors and accrued expenses | 18, 24 | – | – | – | – | – | 167,831 | 167,831 |
| Bank loans – unsecured | 19, 25 | 5.28–5.45 | 597,898 | – | – | – | – | 597,898 |
| Bank loans – secured | 19, 25 | 7.94 (ii) | 168,000 | – | – | – | – | 168,000 |
| Total financial liabilities | | | 765,898 | – | – | – | 167,831 | 933,729 |
| Interest rate swaps (iii) | 41(c) | | (350,000) | 350,000 | | | | – |
| **2002** | | | | | | | | |
| Financial assets | | | | | | | | |
| Cash assets | 7 | 1.15–4.25 | 33,350 | 528 | – | – | 23,627 | 57,505 |
| Short term deposits | 7 | 4.60–4.65 | 69,338 | – | – | – | – | 69,338 |
| Receivables | 8 | – | – | – | – | – | 9,505 | 9,505 |
| Loans pursuant to employee share plan | 10,17 | up to 5.00 | – | – | – | 6,638 | 27,075 | 33,713 |
| Loans to executive directors | 17 | up to 5.00 | – | – | – | 1,122 | 4,470 | 5,592 |
| Total financial assets | | | 102,688 | 528 | – | 7,760 | 64,677 | 175,653 |
| Financial liabilities | | | | | | | | |
| Trade creditors and accrued expenses | 18, 24 | – | – | – | – | – | 117,857 | 117,857 |
| Bank loans – unsecured | 19, 25 | 4.98–5.74 | 516,898 | – | – | – | – | 516,898 |
| Bank loans – secured | 19, 25 | 7.94 (ii) | 260,000 | – | – | – | – | 260,000 |
| Dividend payable | 22 | – | – | – | – | – | 119,408 | 119,408 |
| Total financial liabilities | | | 776,898 | – | – | – | 237,265 | 1,014,163 |
| Interest rate swaps (iii) | 41(c) | | (394,000) | 44,000 | 350,000 | | | – |

(i) Interest bearing employee share loans are repayable from dividends with outstanding balances settled on cessation of employment.
(ii) The effective interest rate incorporates the effect of interest rate swaps.
(iii) Notional principal amounts

**(b) Net fair values**

The carrying amount of the entity's recognised financial assets and financial liabilities approximate their net fair value (refer Note 1(h)). The exception to the above is the net fair value of interest rate swap contracts, being unrecognised financial instruments amounting to $10.9 million (2002: $15.9 million). This value represents the estimated cost of cancelling the instruments (net of transaction costs) at balance date and is determined using independent market quotations and adopting conventional market valuation techniques.

NOTE 41 Additional financial instruments disclosure (continued)

**(c) Unrecognised financial instruments – interest rate swaps**

The entity has a policy of controlling exposure to interest rate fluctuations by the use of interest rate swaps or caps, accordingly a controlled entity has entered into interest rate swap agreements that are used to convert the variable interest rate of its long-term borrowings to medium-term fixed interest rates. These swaps are in accordance with the objective of hedging a portion of the interest rate risk in respect of its term and revolving debt facilities.

At 30 June 2003, a controlled entity has forward rate swap agreements which hedge a portion of the debt facilities through to their maturity in June 2004.

The controlled entity will pay fixed interest rates ranging from 7.28% to 8.61% (2002: 7.28% to 8.61%) and receive the bank bill swap rate calculated on the notional principal amount of the contracts.

At 30 June 2003, the notional principal amount of swaps in place at each year end through to the maturity of the contracts will be:

| | 30 June | |
|---|---|---|
| | 2003 | 2004 |
| $ million | 350 | – |

The economic entity's policy is not to recognise interest rate swaps in the financial statements. Net settlement receipts and payments are recognised as an adjustment to interest expense on an accruals basis over the term of the swaps such that the overall interest expense on term debt reflects the average long term cost of funds achieved by entering into the swap agreements.

**(d) Unrecognised financial instruments – interest rate options**

During the year a controlled entity entered into options to enter into forward interest rate swap agreements. These instruments were entered into to provide the economic entity with the certainty that the interest rate applicable to a portion of the future debt associated with the proposed merger of Jupiters Limited, will be able to be fixed within a known range of interest rates. The interest rate options expire in December 2003.

As at 30 June 2003 the unrecognised fair value of the interest rate options is $1.2 million. The value represents the amount that would be receivable on cancelling the instruments (net of transaction costs) at balance date and is determined using independent market quotations and adopting conventional market valuation techniques.

At 30 June 2003 the notional principal amount of swaps to which the options related, in place at 30 June 2003 and through to the end of the contracts is:

| Notional Amount | Interest Rate Range |
|---|---|
| $250 million | 4.55% to 5.05% |
| $350 million | 4.74% to 5.245% |

**(e) Credit risk exposures**

The credit risk on financial assets which have been recognised on the statement of financial position is the carrying amount, net of any provision for doubtful debts. The economic entity is not materially exposed to one individual debtor. The economic entity minimises credit risk via adherence to a strict cash management policy.

In relation to unrecognised financial liabilities, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The economic entity's maximum credit risk exposure in relation to these is in respect of the interest rate swap contracts and the options to enter into interest rate swap contracts and is detailed in Notes 41(b) and 41(d) above.

Credit risk in trade receivables is managed in the following ways:

- the provision of cheque cashing facilities for casino gaming patrons is subject to detailed policies and procedures designed to minimise any potential loss, including the taking up of bank opinions and the use of a central credit agency which collates information from major casinos around the world.
- the provision of non-gaming credit is covered by a risk assessment process for all customers using the Credit Reference Association of Australia, bank opinions and trade references.

The maximum credit exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instruments in question.

# DIRECTORS' DECLARATION

The directors declare that:

(a) the financial statements and associated notes of the company and of the economic entity comply with the accounting standards and Urgent Issues Group Concensus Views;

(b) the financial statements and notes of the company and of the economic entity give a true and fair view of the financial position as at 30 June 2003 and performance of the company and of the economic entity for the year then ended; and

(c) in the directors' opinion:
   (i) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable, and the companies and parent entity who are party to the deed described in Note 35(a) will, as an economic entity, be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee dated 8 June 1995 (as amended on 13 November 2000); and
   (ii) the financial statements and notes of the company and of the economic entity are in accordance with the Corporations Act 2001.

Made in accordance with a resolution of directors.

M.B. Robinson AO
Chairman

Melbourne, 13 August 2003

# INDEPENDENT AUDIT REPORT TO MEMBERS OF TABCORP HOLDINGS LIMITED

**Scope**

**The financial report and directors' responsibility**
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for TABCORP Holdings Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

**Audit Approach**
We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:
- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

**Independence**
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our statutory audit work, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

**Audit Opinion**
In our opinion, the financial report of TABCORP Holdings Limited is in accordance with:

(a) the Corporations Act 2001, including:
   (i) giving a true and fair view of the financial position of TABCORP Holdings Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and
   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

Mary B Waldron
Partner

Melbourne, 13 August 2003

96

## FIVE YEAR REVIEW

| | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 | $'000 |
| Wagering, Gaming & Star City revenue | 1,900,681 | 1,933,052 | 1,812,959 | 1,595,831 | 1,066,165 |
| EBITDA | 525,946 | 543,824 | 478,464 | 421,287 | 254,748 |
| PBIT | 420,737 | 435,301 | 365,067 | 326,219 | 220,135 |
| Profit after income tax | 252,624 | 260,959 | 187,682 | 174,780 | 143,341 |
| Profit after income tax (pre goodwill) | 270,579 | 278,911 | 205,775 | 187,476 | 143,341 |
| Dividend | 244,923 | 235,339 | 189,901 | 174,639 | 130,884 |
| Cash and deposits | 118,789 | 126,843 | 123,534 | 91,019 | 84,816 |
| Other current assets | 39,591 | 35,574 | 29,880 | 30,459 | 9,958 |
| Licences/Management Agreement Rights | 1,081,845 | 1,033,734 | 1,038,529 | 1,043,332 | 597,472 |
| Goodwill | 292,902 | 311,052 | 329,846 | 346,094 | - |
| Other non-current assets | 866,374 | 906,475 | 980,186 | 1,060,303 | 199,396 |
| Total assets | 2,399,501 | 2,413,678 | 2,501,975 | 2,571,207 | 891,642 |
| Current interest-bearing liabilities | 450,898 | 144,000 | 229,052 | 196,871 | 38,000 |
| Other current liabilities | 238,196 | 291,283 | 252,123 | 287,267 | 211,412 |
| Non current interest-bearing liabilities | 315,000 | 632,898 | 710,000 | 780,154 | - |
| Other non-current liabilities | 75,531 | 69,120 | 67,590 | 68,851 | 15,027 |
| Total liabilities | 1,079,625 | 1,137,301 | 1,258,765 | 1,333,143 | 264,439 |
| Shareholders' funds | 1,319,876 | 1,276,377 | 1,243,210 | 1,238,064 | 627,203 |
| Capital expenditure | 56,436 | 47,230 | 46,672 | 67,715 | 97,101 |
| | cents | cents | cents | cents | cents |
| Earnings per share – pre goodwill | 73.5 | 74.8 | 55.3 | 53.7 | 47.1 |
| Earnings per share – post goodwill | 68.7 | 70.0 | 50.4 | 50.1 | 47.1 |
| Dividend per share | 67.0 | 63.0 | 51.0 | 47.0 | 43.0 |
| Operating cash flow per share | 90.7 | 100.0 | 65.7 | 60.5 | 39.1 |
| Return on shareholders' funds (post goodwill) | 18.8% | 19.0% | 14.1% | 15.6% | 18.8% |
| Net assets per share | $3.61 | $3.42 | $3.34 | $3.33 | $2.06 |
| **Operating revenue** | $'000 | $'000 | $'000 | $'000 | $'000 |
| Wagering | 421,302 | 403,610 | 380,339 | 363,107 | 352,967 |
| Gaming | 848,137 | 917,569 | 846,349 | 794,348 | 713,198 |
| Star City | 631,242 | 611,873 | 586,271 | 438,376 | - |
| Total | 1,900,681 | 1,933,052 | 1,812,959 | 1,595,831 | 1,066,165 |

EBITDA - Earnings before interest, tax, depreciation and amortisation
PBIT - Profit before interest and tax

**Share capital**

TABCORP has on issue 365,556,521 fully paid ordinary shares.

The company conducted an on market share buy-back between 10 May 2002 and 17 December 2002, for which a total of 11,278,081 shares were bought back and subsequently cancelled for a total consideration of $128,729,792.87 (excluding brokerage calculated at 0.1%). The buy-back was undertaken as part of TABCORP's policy to maximise returns to shareholders and formed part of the company's efficient capital management strategy. There is not currently any share buy-back in respect of the company's shares.

**Substantial shareholders**

The following substantial shareholder notices have been lodged in accordance with section 671B of the Corporations Act 2001:

| Name | Date of interest | Number of ordinary shares[1] | % of issued capital[2] |
|---|---|---|---|
| Maple-Brown Abbott Limited | 31 July 2003 | 30,308,972 | 8.29 |
| Perpetual Trustees Australia Limited | 5 December 2002 | 30,073,434 | 8.16 |
| UBS Nominees Pty Ltd | 16 June 2003 | 22,513,668 | 6.16 |

[1] as disclosed in last notice lodged.
[2] the percentage set out in the notice is calculated on the total issued share capital of the company at the date of change in interest.

**Distribution of shareholdings**

| Number of shares held | Number of holders | % of holders | Number of ordinary shares | % of issued capital |
|---|---|---|---|---|
| 1 – 1,000 | 49,753 | 62.91 | 30,842,336 | 8.44 |
| 1,001 – 5,000 | 25,919 | 32.77 | 60,204,584 | 16.47 |
| 5,001 – 10,000 | 2,302 | 2.91 | 17,397,417 | 4.76 |
| 10,001 – 100,000 | 990 | 1.25 | 23,729,305 | 6.49 |
| 100,001 and over | 119 | 0.15 | 233,382,879 | 63.84 |
| Total | 79,083 | 100.00 | 365,556,521 | 100.00 |

**Voting rights**

All shares issued by TABCORP Holdings Limited carry one vote per share. Part 4 of the Gaming and Betting Act 1994 and Rules 134 to 142 of the company's Constitution contain certain restrictions in relation to shareholding interests. Failure to comply with certain provisions of the Gaming and Betting Act or the Constitution can result in suspension of voting rights.

**Twenty largest shareholders***

| Name | Number of ordinary shares | % of issued capital |
|---|---|---|
| J P Morgan Nominees Australia Limited | 39,796,277 | 10.89 |
| National Nominees Limited | 39,348,227 | 10.76 |
| Westpac Custodian Nominees Ltd | 38,697,326 | 10.59 |
| RBC Global Services Australia Nominees Pty Limited | 37,703,080 | 10.31 |
| Citicorp Nominees Pty Limited | 10,145,553 | 2.78 |
| Commonwealth Custodial Services Limited | 8,050,048 | 2.20 |
| Queensland Investment Corporation | 7,220,987 | 1.98 |
| ANZ Nominees Limited | 5,367,929 | 1.47 |
| Cogent Nominees Pty Limited | 5,131,953 | 1.40 |
| HSBC Custody Nominees (Australia) Limited | 4,769,851 | 1.30 |
| AMP Life Limited | 3,844,478 | 1.05 |
| IOOF Investment Management Ltd | 1,733,254 | 0.47 |
| Invia Custodian Pty Limited | 1,683,315 | 0.46 |
| NRMA Nominees Pty Limited | 1,656,162 | 0.45 |
| UBS Warburg Private Clients | 1,605,140 | 0.44 |
| Merrill Lynch (Australia) Nominees Pty Ltd | 1,395,401 | 0.38 |
| Australian United Investment Co Limited | 1,190,000 | 0.33 |
| Perpetual Trustee Co Ltd (Hunter) | 1,059,844 | 0.29 |
| PSS Board | 1,048,470 | 0.29 |
| Government Superannuation Office | 1,036,170 | 0.28 |
| Total of top twenty shareholders | 212,483,465 | 58.13 |

* On a grouped basis

**Marketable Parcel**

There were 114 shareholders holding less than a marketable parcel ($500) based on a market price of $11.40 at the close of trading on 21 August 2003.

**Shareholding Restrictions**

On 19 June 2002, Royal Assent was given to the Gaming Legislation (Amendment) Act, enabling TABCORP's individual shareholder restriction to be increased from 5% to 10%, and removing the previous 40% foreign ownership restriction.

98

## SHAREHOLDER ENQUIRIES

Investors seeking information about their shareholding should contact the company's Share Registry. Shareholders should have their Shareholder Reference Number (SRN) available to assist in responding to their enquiries.

TABCORP's Share Registry
ASX Perpetual Registrars Limited
GPO Box 1736P, Melbourne Vic 3001
Telephone: 03 9615 9999
Toll Free: 1300 665 661
Facsimile: 03 9615 9900
Facsimile: 03 9615 9744 (proxy forms only)
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

## SHARE REGISTRY ON-LINE AT www.asxperpetual.com.au

The Share Registry's website allows shareholders to check their current and previous holding balances. Shareholders can also check and update their annual report election and Tax File Number (TFN) or Australian Business Number (ABN). There are also a number of forms that can be downloaded to advise a change of address or change of direct credit details for dividend payments.

## GENERAL ENQUIRIES ABOUT TABCORP

If you would like more information about the company, you are invited to contact:

TABCORP's Shareholder Relations Manager
Telephone: 03 9868 2779
Facsimile: 03 9868 2726
Email: investor@tabcorp.com.au
Website: **www.tabcorp.com.au**

## TABCORP ON THE WEB AT www.tabcorp.com.au

Investor information is available on TABCORP's website. This website includes key Australian Stock Exchange announcements, Annual and Half-Yearly Reports and general company information.

## STOCK EXCHANGE LISTING

The company's shares are listed on the Australian Stock Exchange under the code 'TAH'. Trading information is published in daily newspapers.

## AMERICAN DEPOSITARY RECEIPTS

The company's shares are traded in sponsored American Depositary Receipts (ADR) form in the United States of America. ADR holders receive all information sent to shareholders and receive their dividends in US dollars. Each ADR represents 10 TABCORP ordinary shares. Enquiries about ADRs should be made to:

Anita Sung
Assistant Vice President
The Bank of New York – ADR Division
101 Barclay Street, New York 10286 USA
Telephone: +212 815 8161
Telephone: 1 888 BNY ADRs (shareholder relations, US residents)
Telephone: +1 610 312 5315 (shareholder relations, non US residents)
Facsimile: +212 571 3050
Website: www.adrbny.com

## REMOVAL FROM THE ANNUAL REPORT MAILING LIST

Shareholders who do not wish to receive the Annual Report or Half-Yearly Report should advise the company's Share Registry in writing. The last six Annual Reports are currently available from the company's website. This report and future reports will be made available on the website shortly after being mailed to shareholders.

## CHANGE OF ADDRESS

Shareholders should advise the Share Registry immediately in writing as soon as there is a change to their address, or bank account details if required for dividend payment purposes. Broker sponsored shareholders should advise their sponsoring broker.

## DIRECT CREDIT OF DIVIDENDS

Dividend payments may be credited into a nominated account with a financial institution in Australia. You should advise the Share Registry in writing of your details. Recent dividend payments are detailed in the Directors' Report.

## DIVIDEND REINVESTMENT PLAN (DRP)

TABCORP's DRP has previously been inoperative, however a new DRP will commence operation for the next interim dividend.

## TAX FILE NUMBER (TFN)/AUSTRALIAN BUSINESS NUMBER (ABN)

The company is obliged to deduct tax at the top marginal rate plus Medicare levy from any unfranked or partially franked dividends paid to Australian resident shareholders who have not supplied their TFN, ABN or exemption details. For those shareholders who have not provided this information and would like to do so, please contact the company's Share Registry.

## CONSOLIDATION OF SHAREHOLDINGS

If you have received more than one Annual Report for the same shareholding, please contact the company's Share Registry to consolidate your details into a single shareholding.

## PRIVACY

TABCORP respects the privacy of its stakeholders. TABCORP's Privacy Policy is available on our website at **www.tabcorp.com.au**

## INVESTMENT WARNING

Past performance of shares is not necessarily a guide to future performance. The value of investments and any income from them is not guaranteed and can fall as well as rise. TABCORP strongly recommends investors seek independent professional advice before making investment decisions.

## KEY DATES

| **2003** | **Date** |
|---|---|
| Annual General Meeting (at Star City, Sydney) | 30 October |
| **2004*** | |
| Half-year results announcement | 19 February |
| Ex-dividend for interim dividend | 25 February |
| Record date for interim dividend | 2 March |
| Interim dividend payment | 6 April |
| End of financial year | 30 June |
| Full-year results announcement | 12 August |
| Ex-dividend for final dividend | 18 August |
| Record date for final dividend | 24 August |
| Final dividend payment | 30 September |
| Annual General Meeting | 28 October |

* These dates may change. See the company's website for updates.

## DISCLOSING INFORMATION

TABCORP immediately informs the Australian Stock Exchange of anything that may affect the company's share price.

## COMPANY DIRECTORY

**Directors**
M.B. Robinson AO (Chairman)
M.J. Slatter (Managing Director & Chief Executive Officer)
A.G. Hodgson (Deputy Chairman)
P.G. Satre
P.H. Wade
R.F.E. Warburton
W.V. Wilson

**Company Secretary**
P.H. Caillard

**Registered Office**
TABCORP Holdings Limited
5 Bowen Crescent
Melbourne Vic 3004
Australia
Telephone: 03 9868 2100
Facsimile: 03 9868 2300
Email: investor@tabcorp.com.au

**Website**
**www.tabcorp.com.au**

**Share Registry**
ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne Vic 3000
Australia
Toll Free: 1300 665 661
Telephone: 03 9615 9780
Website: www.asxperpetual.com.au

**Independent Auditors**
Ernst & Young – External auditors
KPMG – Internal auditors

**Stock Exchange Listing**
TABCORP Holdings Limited shares are quoted on the Australian Stock Exchange under the code 'TAH'.
The company's shares are traded in sponsored American Depositary Receipt (ADR) form in the United States of America.



TABCORP